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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on May 14, 2015

Registration No. 333-203317

UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1
TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BIOPHARMX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	59-3843182 (I.R.S. Employer Identification Number)

BioPharmX Corporation
1098 Hamilton Court
Menlo Park, California 94025
(650) 889-5020
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

James R. Pekarsky
Chief Executive Officer and Chairman of the Board of Directors
BioPharmX Corporation
1098 Hamilton Court
Menlo Park, California 94025
(650) 889-5020

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert A. Freedman, Esq. Niki Fang, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	David B. Allen David C. Lee K&L Gates LLP 1 Park Plaza Twelfth Floor Irvine, CA 92614

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)            Dated May 14, 2015

                    Shares

BioPharmX Corporation

Common Stock

        We are offering up to                    shares of our common stock, based on the assumed public offering price of $            per share (the last reported sale price of shares of our common stock on the OTCQB Marketplace on                        , 2015).

        Our common stock is presently quoted on the OTCQB Marketplace under the symbol "BPMX." We have applied to list our common stock on the NYSE MKT under the symbol "BPMX." The last reported sale price of our common stock on the OTCQB Marketplace may not be indicative of the market price for our common stock if it is approved to be listed on the NYSE MKT.

        Pursuant to a subscription agreement dated October 24, 2014, Korea Investment Partners Overseas Expansion Platform Fund, an existing stockholder, agreed to purchase from us in a private placement 1,081,081 shares of our common stock for an aggregate purchase price of $2.0 million at $1.85 per share upon the listing of our common stock on the NYSE MKT. This private placement will close within 15 days of the listing of our common stock on the NYSE MKT.

        Our business and an investment in our common stock involve a high degree of risk. Please read "Risk Factors" beginning on page 12 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds before expenses, to us	$	$

(1)
See the section entitled "Underwriting" beginning on page 137 of this prospectus for a description of the compensation payable to the underwriters.

        The underwriters may also purchase up to an additional            shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

        The underwriters expect to deliver the shares against payment therefor on or about                , 2015.

Sole Book-Running Manager

CRT Capital

Co-Managers

Feltl and Company	Newport Coast Securities, Inc.

The date of this prospectus is                , 2015

        You should rely solely on the information in this prospectus. Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is accurate only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

        We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is included as an exhibit to the registration statement of which this prospectus forms a part were made solely for the benefit of the parties to such agreement,

i

including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

        Some of the industry and other data contained in this prospectus may be derived from data from various third-party sources. We have not independently verified any of that information and it may not be accurate or complete and may be subject to change based on various factors, including those discussed under the heading "Risk Factors" elsewhere in this prospectus.

ii

 PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements."

        Unless otherwise stated or the context otherwise requires, all references in this prospectus to "BioPharmX," the "company" or the "Company," "we," "our," "ours," "us" or similar terms refer to BioPharmX Corporation or BioPharmX, Inc., taken together, as the context may require.

Overview

        We are a specialty pharmaceutical company focused on utilizing our proprietary drug delivery technologies to develop and commercialize novel prescription and over-the-counter, or OTC, products that address large markets in women's health and dermatology. Our objective is to develop products that treat health or age-related conditions that: (1) are not presently being addressed or treated at all or (2) are currently treated with drug therapies or drug delivery approaches that are sub-optimal. Our strategy is designed to bring new products to market by identifying optimal delivery mechanisms and/or alternative applications for United States Food and Drug Administration, or FDA, approved active pharmaceutical ingredients, or APIs, while, in appropriate circumstances, reducing the time, cost and risk typically associated with new product development by repurposing drugs with demonstrated safety profiles and, when applicable, taking advantage of the regulatory approval pathway under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or FDC Act. We believe these approaches may reduce drug development risk and could reduce the time and resources we spend during development. Our current platform technologies include innovative delivery mechanisms for molecular iodine (I2) and antibiotics.

Our Markets

        We believe that the industry dynamics in the areas of women's health and dermatology represent significant opportunities for innovative new products to emerge as attractive solutions for unmet needs in multi-billion dollar therapeutic categories. In particular, we believe that both the women's health and dermatology markets are large specialty markets with significant global patient demand, and we believe that our focus on these markets coupled with our proprietary platform technologies should enable us to develop and commercialize attractive products within these categories.

        While we believe our proprietary platform technologies have broad applicability in the areas of women's health and dermatology, our current marketed product and clinical-stage product candidates target the specific indications of fibrocystic breast condition, or FBC, and acne.

Fibrocystic Breast Condition

        FBC is a common condition associated with hormonal imbalances during a woman's menstrual cycle. In women with FBC, the relationship between cell growth and cell turnover is out of balance, resulting in excess breast tissue applying pressure to breast nerve tissue during certain portions of the menstrual cycle, which causes the common symptoms of FBC, such as tenderness, aches and swelling. These common symptoms of FBC affect over 50% of women of childbearing age in the United States according to a 1990 article by Susan Norwood, which the U.S. Census Bureau cites as being approximately 37.5 million women as of 2010.

Acne

        According to an article in Forefront Dermatology, acne affects almost 90% of people in western societies during their teenage years and may persist into adulthood. Globally, acne affects approximately 650 million people, or about 9.4% of the population according to a 2012 article in The Lancet. In the United States alone, acne affects between 40 million and 50 million people each year according to the American Academy of Dermatology. Acne is characterized by areas of scaly red skin, non-inflammatory blackheads and whiteheads, inflammatory lesions, papules and pustules and occasionally boils and scarring. Acne is commonly treated with OTC topical products, as well as topical and oral prescription therapies. OTC topical drugs typically have similar formulations utilizing one of a few active ingredients (such as benzoyl peroxide and salicylic acid), which studies have shown to be effective in managing mild acne. For moderate to severe cases of acne, dermatologists and their patients typically use prescription topical and oral treatments, alone or in combination depending on the severity.

        The market for OTC acne treatments was estimated at over $600 million in 2014 according to 2015 IBISWorld data, with branded oral and topical acne prescriptions generating over $3 billion annually according to compiled information from Symphony Health Solutions data, accessed via Bloomberg Terminal January 2014–December 2014. The most popular orally-administered API is minocycline, despite its systemic side effects that include headaches, dizziness, fatigue, nausea, photosensitivity and severe itchiness.

Our Products and Product Candidates

Overview

        We have developed our product portfolio using our proprietary drug delivery technologies including innovative delivery mechanisms for molecular iodine and antibiotics. We currently have one marketed product, VI2OLET iodine, and two clinical-stage product candidates, BPX01 and BPX03. The following table presents a summary of our marketed products and clinical stage product candidates:

VI2OLET Iodine

        Our first commercial product, VI2OLET iodine, is a patented OTC molecular iodine dietary supplement that addresses cyclic breast discomfort and is clinically demonstrated to alleviate the symptoms associated with FBC including tenderness, aches and swelling. Women who suffer from menstrual-related breast discomfort are recommended to take one tablet per day on an empty stomach for at least 60 days to realize initial symptom relief. Our patented molecular iodine formula is delivered to breast tissue and is intended to reduce the breast cell build-up that results in breast discomfort. We launched VI2OLET iodine in December 2014 in online stores and are rolling out the product in drug store and retail chains throughout the United States.

BPX03

        In addition to our VI2OLET iodine dietary supplement, we are also developing BPX03, a prescription drug version of our molecular iodine tablet for the treatment of moderate to severe, periodic breast pain associated with FBC and cyclical breast pain, or cyclic mastalgia. We in-licensed this prescription iodine drug candidate, which was previously under development by the licensors, and refer to both the prior sponsor's investigational drug and our investigational drug as BPX03. We intend to distribute BPX03 globally, where products such as ours may require a prescription due to regulatory requirements. We are preparing to conduct clinical studies under institutional review board, or IRB, oversight during 2015 to provide additional insight on how to design our first Phase 3 safety and efficacy study. We are planning to commence our first Phase 3 clinical trial for BPX03 to support FDA and foreign regulatory requirements upon completion of the IRB studies and submission of our investigational new drug application, or IND, for BPX03. We shall seek approval only in those countries where we will seek to market the prescription product. It is our intent to commence a Phase 3 study in 2016.

BPX01

        We are also developing BPX01, a non-lipophilic, topical antibiotic for the treatment of acne. BPX01 contains a novel formulation and utilizes a transepidermal delivery mechanism for minocycline that we believe has the potential to kill p. acnes bacteria without the systemic side effects of orally-administered antibiotics. As BPX01 contains an API that is well known, it is expected to possess anti-inflammatory properties, which reduce swelling and redness. We are currently conducting an animal toxicity study, after which we expect to submit our IND to the FDA to initiate our first Phase 2a clinical trial of BPX01. We are also preparing to conduct a bridging safety study using oral minocycline as the comparator and a Phase 2 dose-finding clinical study for BPX01. We intend to pursue regulatory approval under Section 505(b)(2) of the FDC Act, or Section 505(b)(2). We believe the Section 505(b)(2) regulatory pathway, which permits us to rely in part on the FDA's prior findings of safety and/or efficacy for an approved product, may reduce the drug development risk and could reduce the time and resources we spend during development of BPX01. We believe our design approach for transepidermal delivery may also be utilized with other APIs.

Our Strategy and Competitive Strengths

        We believe that the combination of our proprietary platform technologies and the expertise of our team in the areas of product development and commercialization, for both OTC and prescription products, are the core elements driving our company. The key elements of our corporate strategy and the competitive advantages we believe these elements provide us include the following:

  •
  patented platform technologies;

  •
  potentially shorter time to market for product introductions;

  •
  bifurcated market penetration;

  •
  opportunistic commercialization;

  •
  efficient advancement of early-stage product candidates into late-stage development;

  •
  strategic partnerships, joint development and licensing; and

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  continued development of committed, experienced employees and relationships with members of the women's health and dermatology communities.

Research and Development

        Our core competency is providing the link between concept and commercialization through focused, practical product development based on innovative research. We employ highly-qualified scientists and consultants specializing in our various product development areas.

        As a Silicon Valley–based company, we are located in a region with many strong biotechnology and pharmaceutical companies, which have drawn a high caliber of scientists and scientific support staff to the region. While there is intense competition for this type of personnel, we believe our location will enable us to expand our product development and consultant resources as our business grows. Our location also provides us with convenient access to local formulation resources and preclinical testing facilities.

Intellectual Property

        Our success depends in large part upon our ability to obtain and maintain proprietary protection for our products and platform technologies. Our goal is to develop a strong intellectual property portfolio that enables us to capitalize on the research and development that we have performed to date and will perform in the future, particularly for each of the products in our development pipeline and each of the products we market. We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other countries to obtain and maintain our intellectual property. We protect our intellectual property by, among other methods, filing for patent applications on inventions that are important to the development and conduct of our business with the United States Patent and Trademark Office, or USPTO, and its foreign counterparts.

Strategic Partnerships/Alliances

        As part of our business strategy, we augment our internal development efforts by establishing strategic partnerships and/or alliances with third parties that have technologies, patents or other know-how that we believe will be additive to our internal efforts in the areas of women's health and dermatology.

Iogen

        We have executed collaboration and licensing agreements with Iogen, LLC, or Iogen, a biotechnology company with iodine-based solutions and associated intellectual property. Our molecular iodine OTC dietary supplement, VI2OLET iodine, and the development of our molecular iodine prescription product, BPX03, build upon this licensed technology and its associated intellectual property. Under the terms of the agreement, we received an exclusive, worldwide, perpetual, irrevocable license to Iogen's patented technology relating to an oral iodine tablet. In consideration of the license granted under the agreement, we agreed to pay to Iogen a non-refundable license issue fee of $150,000, which we paid in full, and 30% of net profit associated with direct commercialization of an OTC iodine tablet product or 30% of net royalties received from any sub-licensee.

NuTech

        We have executed a collaboration and supply agreement with NuTech Medical, Inc., or NuTech, a biologics company specializing in the spinal and orthopedics markets. This agreement describes the collaboration between NuTech and us to develop products in the field of dermatology. Products and intellectual property developed under this agreement are exclusively owned by us and licensed to NuTech for use in indications outside of dermatology. In exchange for an exclusive license to NuTech's intellectual property in the field of dermatology, we will pay to NuTech a royalty of 3% of net sales on product sold in the field of dermatology. In exchange for granting NuTech an exclusive license to our intellectual property and intellectual property developed in collaboration with NuTech in indications outside of dermatology, we will receive from NuTech a royalty of 3% of net sales on products they sell.

Manufacturing, Supply and Production

        We utilize contract manufacturers to produce our products for commercial distribution. We have no plans to establish in-house manufacturing capabilities for large-scale production at this time. We have in place a commercial supply agreement with UPM Pharmaceuticals, or UPM, to manufacture and package our VI2OLET iodine tablets. Our joint development agreement with NuTech specifies that NuTech will supply materials for certain of our dermatological products.

Marketing, Sales and Distribution

        Our team has extensive expertise in the commercialization of consumer products within channels such as drug stores, grocery stores, wholesalers, department stores, mass merchants and specialty retailers. With years of combined experience branding and launching products in the United States, Europe and Asia, our team has a deep understanding of channel strategies that include branded, private label and licensed product strategies.

        We plan to commercialize women's health and dermatology products in our pipeline into various channels, beginning with our VI2OLET iodine dietary supplement, which we launched in December 2014 in online stores and are currently rolling out in drug stores and retail chains throughout the United States.

Customers

        Potential customers for our products and product candidates include pharmaceutical companies, physician's practices, including obstetricians and gynecologists, or OB/GYNs, dermatologists and general practitioners, and retail customers via retail sales channels and/or pharmacy outlets.

Competition

FBC and Cyclic Mastalgia

        Our competitors, typically large pharmaceutical companies, vary from product to product. In the area of women's health, many companies sell supplements containing iodide salts for the purpose of addressing hypothyroidism as iodine replacement therapy. We believe our competitive advantage is our solid dose proprietary formulation that delivers molecular iodine in a stable manner, allowing the consumer to ingest orally and specifically to address breast symptoms. Addressing an underserved condition, we believe that our VI2OLET iodine dietary supplement and, if approved, BPX03, are innovative products that provide new treatment options for millions of women.

        While there is no single, established standard of care for FBC and cyclic mastalgia, physicians have typically recommended a range of treatments from changes in diet, abstaining from caffeine and methylanthine and nutritional supplements, such as gamma-linolenic acid, for mild symptoms to prescription analgesics and hormone-based therapies, such as contraceptives, Danocrine, Tamoxifen and Bromocriptine, for more severe symptoms.

Acne

        A number of approved prescription acne products currently exist in oral form such as isotretinoins, antibiotics, antimicrobials and contraceptives. These treatments are marketed by a number of large pharmaceutical and specialty pharmaceutical companies including, but not limited to: Allergan, Bayer Healthcare, Galderma S.A., Pfizer, Pharmacia, Teva and Valeant. Additionally, there are several prescription acne products that exist in topical form such as antimicrobials, retinoids, or some combination of the two. These topical solutions are marketed by companies such as Allergan, Galderma S.A., GlaxoSmithKline, Mylan and Valeant. In addition to prescription acne therapies discussed above, there are numerous OTC products in the form of benzoyl peroxide and salicylic acid topical solutions available from various cosmetic and cosmeceutical companies such as Aveeno, Clean & Clear, Clearasil, Neutrogena and Proactiv.

Selected Risks Associated with our Business

        Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled "Risk Factors" immediately following this prospectus summary. These risks include, but are not limited to, the following:

  •
  we have experienced losses since inception and anticipate that we will continue to incur losses;

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  our business is dependent on the successful development, regulatory approval and commercialization of our product candidates, in particular BPX01 and BPX03;

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  our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, and in order to fund our operations and execute our business plan we will require additional financing;

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  even assuming the successful completion of this offering, we will require additional financing;

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  we have a limited operating history, have yet to recognize more than a de minimis amount of revenue from sales of our VI2OLET iodine dietary supplement and have yet to obtain regulatory approvals for any of our product candidates;

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  we currently have limited marketing and sales capabilities, and if we are unable to establish sales and marketing capabilities on our own or through third parties, we will be unable to successfully commercialize our VI2OLET iodine dietary supplement or our product candidates, if approved, or generate product revenue;

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  our only commercialized product, our VI2OLET iodine dietary supplement, is subject to regulation by U.S. regulatory authorities;

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  clinical drug development is costly, time-consuming and uncertain, and we may suffer setbacks in our clinical development program that could harm our business;

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  we may be unable to obtain regulatory approval for BPX01, BPX03 or other early-stage product candidates under applicable regulatory requirements, and the FDA and foreign regulatory bodies have substantial discretion in the approval process, including the ability to delay, limit or deny approval of product candidates; and

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  our product candidates, if approved, will face significant competition and our failure to compete effectively may prevent us from achieving significant market penetration.

KIP Private Placement

        Pursuant to a subscription agreement dated October 24, 2014, Korea Investment Partners Overseas Expansion Platform Fund, or KIP, an existing stockholder, agreed to purchase from us in a private placement, or the KIP private placement, 1,081,081 shares of our common stock for an aggregate purchase price of $2.0 million at $1.85 per share upon the listing of our common stock on the NYSE MKT. The KIP private placement will close within 15 days of the listing of our common stock on the NYSE MKT. The shares that will be sold in the KIP private placement will constitute restricted securities under the Securities Act of 1933, as amended, or Securities Act.

Corporate Information

        We were originally incorporated on August 30, 2010 in Nevada under the name Thompson Designs, Inc. On January 23, 2014, we (then operating as Thompson Designs, Inc.), BioPharmX, Inc. and stockholders of BioPharmX, Inc., who collectively owned 100% of BioPharmX, Inc., entered into and consummated transactions pursuant to a share exchange agreement, such transaction referred to as the Share Exchange, whereby we issued to the stockholders of BioPharmX, Inc. an aggregate of 7,025,000 shares of our common stock, in exchange for 100% of the shares of BioPharmX, Inc. The shares of our common stock received by the stockholders of BioPharmX, Inc. in the Share Exchange constituted approximately 77.8% of our then issued and outstanding common stock, after giving effect to the issuance of shares pursuant to the share exchange agreement. As a result of the Share Exchange, BioPharmX, Inc. became our wholly-owned subsidiary. For accounting purposes, the Share Exchange was treated as a reverse acquisition with BioPharmX, Inc. as the acquirer and us as the acquired party, and as a result the historical financial statements prior to the Share Exchange included in this prospectus and registration statement are the historical financial statements of BioPharmX, Inc. On March 3, 2014, we changed our name to BioPharmX Corporation. On May 16, 2014, we reincorporated from Nevada to Delaware.

        Our headquarters are located at 1098 Hamilton Court, Menlo Park, California 94025, and our telephone number is 650-889-5020. Our website address is www.BioPharmX.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference and investors should not rely on any such information in deciding whether to purchase our common stock.

        We have applied for trademark protection for several trademarks in the United States. These include "BIOPHARMX," "VI2OLET," "GET IT OFF YOUR CHEST," "THE GIRLS HAVE SOMETHING TO SAY," "THE BOOB WHISPERER" and "VIOLET". We have received a Notice of Allowance from the USPTO for each of the first five of these trademarks. The USPTO has registered our "VIOLET" trademark. We have also applied for trademark protection for our "VI2OLET" and "BIOPHARMX" trademarks in the European Union.

        The BioPharmX logo and all other product names are our common law trademarks. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

 THE OFFERING

Common stock offered by us	shares
Common stock to be sold by us to KIP in the KIP private placement

Pursuant to a subscription agreement dated October 24, 2014, KIP will purchase 1,081,081 shares for an aggregate purchase price of $2.0 million at a price of $1.85 per share in a private placement that will close within 15 business days of this offering. See "Certain Relationships and Related Party Transactions—KIP Private Placement."

Common stock to be outstanding after this offering and the KIP private placement	shares
Option to purchase additional shares	shares
Use of proceeds

We estimate the net proceeds from this offering will be approximately $      million (or $        million if the underwriters exercise their option to purchase additional shares in full), based on an assumed public offering price of $        per share, which represents the closing price of our common stock on the OTCQB Marketplace on        , after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, we expect to receive net proceeds of $2.0 million from the sale of shares of common stock to KIP in the KIP private placement.

We currently expect to use approximately $        of the net proceeds from the offering and the KIP private placement for research and development expenses associated with the development of our product candidates and research and development pipeline, along with approximately $        for marketing and advertising expense to build awareness and sell through volume at drug stores and supplement stores for VI2OLET, with the balance primarily used to fund working capital, capital expenditures and other general corporate purposes, including strategic hires. See "Use of Proceeds."

Risk factors

Investment in shares of our common stock involves a high degree of risk. You should read the "Risk Factors" section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

OTCQB Marketplace symbol	Our common shares are currently quoted on the OTCQB Marketplace under the symbol "BPMX."
Proposed NYSE MKT symbol	We have applied to list our common stock on the NYSE MKT under the symbol "BPMX."
Underwriters' warrants to purchase Common Stock

We have agreed to issue to the underwriters warrants to purchase          shares of our common stock at an exercise price equal to the market price of our common stock at the time of the pricing of this offering (or          shares if the underwriters exercise their option to purchase additional shares in full).

        The number of shares of our common stock to be outstanding after this offering and the KIP private placement is based on 11,415,416 shares of our common stock outstanding as of January 31, 2015, and excludes:

  •
  2,689,252 shares of common stock issuable upon the exercise of stock options outstanding as of January 31, 2015 with a weighted-average exercise price of $0.91 per share;

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  365,000 shares of common stock issuable upon the exercise of stock options granted after January 31, 2015, with a weighted-average exercise price of $3.00 per share;

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  2,321,009 shares of our common stock issuable upon the exercise of warrants outstanding as of January 31, 2015, with a weighted-average exercise price of $3.20 per share, not including certain warrants to purchase common stock that were exercised according to the warrant exercise agreements described below;

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  564,662 shares of our common stock issued upon the exercise of warrants after January 31, 2015, with an exercise price of $2.50 per share pursuant to the warrant exercise agreements described below;

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  1,043,000 shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan, or 2014 Plan, as of January 31, 2015; and

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            shares of our common stock issuable upon exercise of warrants to be issued to the underwriters at an exercise price equal to the market price of our common stock at the time of the pricing of this offering.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  the automatic conversion of all outstanding shares of our Series A convertible redeemable preferred stock, or Series A preferred stock, as of January 31, 2015 into an aggregate of 4,207,987 shares of our common stock and the additional issuance of        shares of common stock in lieu of payment in cash for accrued and unpaid interest on the Series A preferred stock, effective immediately upon the receipt of approval to list our common stock on the NYSE MKT;

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  the issuance of an additional            shares of our common stock, based on an assumed public offering price of $         per share, which represents the closing price of our common stock on the OTCQB Marketplace on        , 2015, pursuant to the warrant exercise agreements described below;

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  no exercise of outstanding options or outstanding warrants;

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  no exercise of the underwriters' option to purchase additional shares; and

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  no exercise of the common stock warrants to be issued to the underwriters.

Warrant Exercise Agreements

        In March and April 2015, we entered into warrant exercise agreements with certain holders of warrants to purchase shares of common stock at $3.70 per share. Pursuant to these warrant exercise agreements, we amended the warrants to reduce the exercise price of such warrants from $3.70 to $2.50 with a corresponding increase in the number of shares of common stock exercisable under the warrants so that the aggregate exercise value of such warrants remained the same. In addition, we agreed that if the public offering price in this offering is less than $3.125 per share, then immediately prior to the closing of this offering, we would issue a number of additional shares of common stock at no additional consideration to such holders equal to (i) the product of (A) the difference between $2.50 per share and 80% of the public offering price and (B) 564,662 shares, divided by (ii) 80% of the public offering price in this offering. As of April 1, 2015, the holders had exercised such warrants for an aggregate of 564,662 shares of common stock for an aggregate cash exercise price of $1.4 million.

 SUMMARY CONSOLIDATED FINANCIAL DATA

        The summary consolidated statement of operations presented below for the one-month period ended January 31, 2015 and the years ended December 31, 2014 and 2013 and our summary consolidated balance sheet as of January 31, 2015 and December 31, 2014 and 2013 are derived from our audited financial statements included elsewhere in this prospectus. We derived the unaudited consolidated statements of operations data for the one-month period ended January 31, 2014 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, we consider necessary for a fair presentation of the financial information set forth in those statements. The following summary consolidated financial data should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes and other information included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and the results for the one-month period ended January 31, 2015 and the years ended December 31, 2014 and 2013 are not necessarily indicative of operating results to be expected for any other period.

Consolidated Statements of Operations Data:

	Month ended January 31,		Year ended December 31,
	2015	2014	2014	2013
	(in thousands, except share and per share data)
		(Unaudited)
Revenue	$1	$—	$—	$—
Cost of goods sold	1	—	—	—

Gross margin	—	—	—	—
Operating expenses:
Research and development	365	103	2,519	671
Sales and marketing	378	73	2,299	132
General and administrative	401	165	2,953	711

Total operating expenses	1,144	341	7,771	1,514

Loss from operations	(1,144)	(341)	(7,771)	(1,514)
Other income	—	—	40	—
Interest expense, net	—	(23)	(76)	(74)

Net and comprehensive loss	(1,144)	(364)	(7,807)	(1,588)
Accretion on Series A convertible redeemable preferred stock	(43)	—	(163)	—
Deemed dividend on Series A convertible redeemable preferred stock	(50)	—	(159)	—

Net loss available to common stockholders	$(1,237)	$(364)	$(8,129)	$(1,588)

Basic and diluted net loss available to common stockholders per share	$(0.11)	$(0.05)	$(0.80)	$(0.22)

Shares used in computing basic and diluted net loss per share	11,408,000	7,750,000	10,217,000	7,119,000

Consolidated Balance Sheet Data:

		December 31,
	January 31, 2015
		2014	2013
	(in thousands, except share and per share data)
Cash	$1,305	$2,111	$3
Working capital	148	1,153	(732)
Total assets	2,173	2,990	371
Convertible notes payable	—	—	1,028
Series A convertible redeemable preferred stock, $0.001 par value; 10,000,000 shares authorized;
4,207,987, 4,207,987 and no shares issued and outstanding at January 31, 2015, December 31, 2014 and December 31, 2013, respectively (liquidation preference of $8.0 million as of January 31, 2015)	6,823	6,730	—
Common stock, $0.001 par value; 90,000,000 shares authorized; 11,415,416, 11,375,311 and 7,025,000 shares issued and outstanding at January 31, 2015, December 31, 2014 and December 31, 2013, respectively	11	11	7
Additional paid-in capital	4,416	4,372	306
Accumulated deficit	(10,634)	(9,490)	(1,683)
Total stockholders' deficit	(6,207)	(5,107)	(1,370)

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties of which we are unaware, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Related to our Financial Position and Need for Additional Capital

We have experienced losses since inception and anticipate that we will continue to incur losses, which makes it difficult to assess our future prospects and financial results.

        We are a specialty pharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. Pharmaceutical product development is a highly speculative and costly undertaking and involves a substantial degree of uncertainty. While our VI2OLET iodine dietary supplement has been on the market since December 2014 in online stores, we have never been profitable and, as of January 31, 2015, we had an accumulated deficit of $10.6 million and incurred net losses of $1.1 million in the one-month period ended January 31, 2015 and net losses of $1.6 million and $7.8 million in the years ended 2013 and 2014, respectively. We expect to continue to incur net losses for the foreseeable future as we increase our marketing and advertising expenses related to VI2OLET and advance our current and potential additional product candidates through clinical development, seek regulatory approval for them and prepare for and proceed to commercialization. Because of the risks and uncertainties associated with developing and commercializing our product candidates, we are unable to predict when we may introduce additional products commercially, the extent of any future losses or when we will become profitable, if at all. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our business is dependent on the successful development, regulatory approval and commercialization of our product candidates, in particular BPX01 and BPX03.

        Our portfolio of product candidates includes two clinical-stage drug product candidates, BPX01, a topical antibiotic for the treatment of acne, and BPX03, a molecular iodine tablet for the treatment of moderate to severe, periodic breast pain associated with FBC and cyclic mastalgia. The success of our business, including our ability to finance our company and generate revenues in the future, will primarily depend on the successful development, regulatory approval and commercialization of these clinical-stage product candidates. In the future, we may also become dependent on one or more of our early-stage product candidates or any of our product candidates that we may in-license, acquire or develop. The clinical and commercial success of our product candidates will depend on a number of factors, including the following:

  •
  the ability to raise additional capital on acceptable terms, or at all;

  •
  timely completion of our clinical trials, which may be significantly slower or cost more than we currently anticipate and will depend substantially upon the performance of third-party contractors;

  •
  whether we are required by the FDA or similar foreign regulatory agencies to conduct additional clinical trials beyond those planned to support the approval and commercialization of our product candidates or any future product candidates;

  •
  acceptance of our proposed indications and primary endpoint assessments relating to the proposed indications of our product candidates by the FDA and similar foreign regulatory authorities;

  •
  our ability to demonstrate to the satisfaction of the FDA and similar foreign regulatory authorities the safety and efficacy of our product candidates or any future product candidates;

  •
  the prevalence, duration and severity of potential side effects experienced in connection with the use of our product candidates or future approved products, if any;

  •
  the timely receipt of necessary marketing approvals from the FDA and similar foreign regulatory authorities;

  •
  achieving and maintaining, and, where applicable, ensuring that our third-party contractors achieve and maintain, compliance with our contractual obligations and with all regulatory requirements applicable to our product candidates or any future product candidates or approved products, if any;

  •
  the ability of third parties with whom we contract to (i) manufacture clinical trial and commercial supplies of our product candidates or any future product candidates, (ii) remain in good standing with regulatory agencies and (iii) develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices, or cGMPs;

  •
  a continued acceptable safety profile during clinical development and subsequent to approval of our product candidates or any future product candidates, if any;

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  our ability to successfully commercialize our product candidates or any future product candidates in the United States and internationally, if approved for marketing, sale and distribution in such countries or territories, whether alone or in collaboration with others;

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  acceptance by physicians and patients of the benefits, safety and efficacy of our product candidates or any future product candidates, if approved, including relative to alternative and competing treatments;

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  our ability to establish and enforce intellectual property rights in and to our product candidates or any future product candidates;

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  our ability to avoid third-party patent interference or intellectual property infringement claims; and

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  our ability to in-license or acquire additional product candidates or commercial-stage products that we believe we can successfully develop and commercialize.

        If we are unable to achieve any of the above factors, many of which are beyond our control, in a timely manner or at all, we could experience significant delays or fail to obtain regulatory approvals or commercialize our product candidates. Even if we obtain the necessary regulatory approvals, we may never successfully commercialize any of our product candidates. Accordingly, we may not generate revenue through the sale of our product candidates or any future product candidates sufficient to continue operations.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, and in order to fund our operations and execute our business plan we will require additional financing.

        Since inception, we have experienced recurring operating losses and negative cash flows and we expect to continue to generate operating losses and consume significant cash resources for the foreseeable future. Without additional financing, these conditions raise substantial doubt about our ability to continue as a going concern, meaning that we may be unable to continue in operation for the foreseeable future or realize assets and discharge liabilities in the ordinary course of operations. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements for the years ended December 31, 2014 and 2013 and for the one-month period ended January 31, 2015 with respect to this uncertainty. Such an opinion may materially and adversely affect the price per share of our common stock and/or otherwise limit our ability to raise additional funds through the issuance of debt or equity securities or otherwise. Further, the perception that we may be unable to continue as a going concern may impede our ability to raise additional funds or operate our business due to concerns regarding our ability to discharge our contractual obligations.

        We have prepared our consolidated financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Our 2015 and 2014 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. Without additional funds, however, we may be unable to continue as a viable entity, in which case our stockholders may lose all or some of their investment in us.

Even assuming the successful completion of this offering, we will require additional financing.

        We incurred a net loss of approximately $1.1 million and $7.8 million for the one-month period ended January 31, 2015 and year ended December 31, 2014, respectively. At January 31, 2015, we had cash of $1.3 million, $1,000 in accounts receivable, and significant liabilities and obligations. Absent additional funding, we believe that our cash will be sufficient to fund our operations only for a relatively short period of time, even assuming the successful completion of this offering and the KIP private placement. The development of our business will require substantial additional capital in the future to commercialize our VI2OLET product and conduct research and develop our other product candidates, as well as to fund our ongoing operations and satisfy our obligations and liabilities. We have historically relied upon private sales of our equity or debt securities to fund our operations. We currently have no credit facility or committed sources of capital. Delays in obtaining funding could adversely affect our ability to develop and commercially introduce products and cause us to be unable to comply with our obligations under outstanding instruments.

        Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates, restrict our operations or obtain funds by entering into agreements on unattractive terms, which would likely have a material adverse effect on our business, stock price and our relationships with third parties with whom we have business relationships, at least until additional funding is obtained. If we do not have sufficient funds to continue operations, we could be required to seek bankruptcy protection or other alternatives that would likely result in our stockholders losing some or all of their investment in us.

We have a limited operating history, have yet to recognize more than a de minimis amount of revenue from sales of our VI2OLET iodine dietary supplement and have yet to obtain regulatory approvals for any of our product candidates, which makes it difficult to evaluate our future prospects and viability.

        Our operations to date have been primarily limited to researching and developing our product candidates and undertaking preclinical studies and clinical trials of our product candidates. While our VI2OLET iodine dietary supplement went on the market in December 2014 in online stores, we have not recognized any revenue from sales. We have also not yet obtained regulatory approvals for any of our product candidates. Consequently, the ability to accurately assess and predict our future operating results or business prospects is more limited than if we had a longer operating history or FDA-approved products on the market.

We currently have limited marketing and sales capabilities. If we are unable to establish sales and marketing capabilities on our own or through third parties, we will be unable to successfully commercialize our VI2OLET iodine dietary supplement or our product candidates, if approved, or generate product revenue.

        The near-term growth of our product revenues heavily relies on our VI2OLET iodine dietary supplement. We launched our product in December 2014 in online stores and are currently rolling out in drug and retail chains throughout the United States. We have devoted substantial resources to the development of VI2OLET. The success of our commercialization of VI2OLET is a key component of our business growth over the next few years. To successfully commercialize VI2OLET and commercialize our product candidates, if approved, in the United States, Canada, the European Union and other jurisdictions we seek to enter, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. Although our employees have experience in the marketing, sale and distribution of pharmaceutical products from prior employment at other companies, we as a company have limited prior experience in the marketing, sale and distribution of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may choose to collaborate with additional third parties that have direct sales forces and established distribution systems, either to augment or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our product candidates. If we are unable to successfully commercialize our product candidates, either on our own or through collaborations with one or more third parties, our business, financial condition, operating results and prospects would suffer.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

        Our operating results may fluctuate due to a variety of other factors, many of which are outside of our control and may be difficult to predict, including the following:

  •
  delays in the commencement, enrollment and the timing of clinical testing for our product candidates;

  •
  the timing and success or failure of clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

  •
  any delays in regulatory review and approval of product candidates in clinical development;

  •
  the timing and cost of, and level of investment in, research and development activities relating to our product candidates, which may change from time to time;

  •
  the cost of manufacturing our VI2OLET iodine dietary supplement and product candidates, which may vary depending on FDA guidelines and requirements, and the quantity of production;

  •
  our ability to obtain additional funding to develop our product candidates;

  •
  expenditures that we will or may incur to acquire or develop additional product candidates and technologies;

  •
  the level of demand for our VI2OLET iodine dietary supplement and product candidates, should they receive approval, which may vary significantly;

  •
  potential side effects of our VI2OLET iodine dietary supplement and product candidates that could delay or prevent commercialization or cause the dietary supplement or an approved drug to be taken off the market;

  •
  the ability of patients or healthcare providers to obtain coverage of or sufficient reimbursement for our product candidates, if approved;

  •
  our dependency on third-party manufacturers to supply or manufacture our VI2OLET iodine dietary supplement and product candidates;

  •
  our ability to establish an effective sales, marketing and distribution infrastructure in a timely manner;

  •
  market acceptance of our VI2OLET iodine dietary supplement and product candidates, if approved, and our ability to forecast demand for VI2OLET and those product candidates;

  •
  our ability to receive approval and commercialize VI2OLET and our product candidates outside of the United States;

  •
  our ability to establish and maintain collaborations, licensing or other arrangements;

  •
  our ability and third parties' abilities to protect intellectual property rights;

  •
  costs related to and outcomes of potential litigation or other disputes;

  •
  our ability to adequately support future growth;

  •
  our ability to attract and retain key personnel to manage our business effectively;

  •
  potential liabilities associated with hazardous materials;

  •
  our ability to maintain adequate insurance policies; and

  •
  future accounting pronouncements or changes in our accounting policies.

        In addition, we measure compensation cost for stock-based awards made to employees at the grant date of the award, based on the fair value of the award as determined by our board of directors, and recognize the cost as an expense over the employee's requisite service period. As the variables that we use as a basis for valuing these awards change over time, including our underlying stock price and stock price volatility, the magnitude of the expense that we must recognize may vary significantly.

We rely on a single, qualified supplier to manufacture our products.

        Currently, we rely on one third-party manufacturer for our product manufacturing needs. UPM, a division of Gregory Pharmaceutical Holdings, Inc., manufactures solid dose iodine supplement tablets for our VI2OLET iodine dietary supplement. UPM is required by law to comply with the FDA's regulations, including the cGMP regulations (for drugs and biologics). These regulations set forth standards for both quality assurance and quality control. Third-party manufacturers also must maintain records and other documentation as required by applicable laws and regulations. In addition to a legal obligation to comply, UPM is contractually obligated to comply with all applicable laws and regulations. However, we cannot guarantee that UPM will so comply. Failure of UPM to maintain compliance with applicable laws and regulations could result in decreased sales of our products, decreased revenues and reputational harm to us and may subject us to sanctions by the FDA, including request for a voluntary recall, warning letter, seizure of products, injunctions prohibiting some or all further sales and/or recalling product already on the market, possible decree imposing substantial fines, preclusion of government contracts, import alerts and criminal liability for us and our individual employees.

        Our manufacturing contract is a short-term agreement. We are dependent upon renewing agreements with UPM or finding replacement manufacturers to satisfy our requirements. If we do not renew our agreement with UPM, there can be no assurance that we will be able to find or engage a replacement manufacturer on a timely basis, on acceptable terms, or at all. As a result, we cannot be certain that manufacturing sources will continue to be available or that we can continue to outsource the manufacturing of our products on commercially reasonable or acceptable terms. Further, due to the short-term nature of our agreement, our expenses for manufacturing are not fixed and may change from contract to contract. If the cost of production increases, our gross margins could be negatively affected.

        In addition, we rely on our outside manufacturer to provide us with an adequate and reliable supply of our products on a timely basis and in accordance with good manufacturing standards and applicable product specifications. As a result, we are subject to and have little or no control over delays and quality control lapses that our third-party manufacturer may suffer.

We and our third-party manufacturers rely on a limited number of suppliers of the raw materials of our products. A disruption in supply of raw material would be disruptive to our inventory supply.

        We and the manufacturers of our products rely on suppliers of raw materials used in the production of our products. Some of these materials are available from only one source. We try to maintain inventory levels that are no greater than necessary to meet our current projections, which could have the effect of exacerbating supply problems. Any interruption in the supply of finished products could hinder our ability to distribute timely our finished products. If we are unable to obtain adequate product supplies to satisfy our customers' orders, we may lose such orders and, possibly, our customers. This, in turn, could result in a loss of our market share and a corresponding reduction in our revenues. In addition, any disruption in the supply of raw materials or an increase in the cost of raw materials to our manufacturers could have a significant effect on their ability to supply us with our products, which would adversely affect our financial condition and operating results.

Our ability to utilize our net operating loss, or NOL, carryforwards and research and development income tax credit carryforwards may be limited.

        As of January 31, 2015, we had NOL carryforwards available to reduce future taxable income, if any, for federal and California state income tax purposes of $8.8 million and $8.8 million, respectively. If not utilized, the federal and California state NOL carryforwards will begin expiring during the years ended 2031 and 2031, respectively. Under Section 382 of the Internal Revenue Code of 1986, as amended, or Code, if a corporation undergoes an "ownership change," generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation's ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We believe that, with our offering and other transactions that have occurred over the past three years, we may have triggered an "ownership change" limitation. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including shifts resulting from the consummation of this offering and the KIP private placement transaction disclosed elsewhere in this prospectus. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Risks Related to Development and Commercialization of our Product Candidates and Regulatory Approval and other Legal Compliance Matters

Our only commercialized product, our VI2OLET iodine dietary supplement, is subject to regulation by U.S. regulatory authorities.

        Our first and only commercialized product, launched in December 2014, is our women's health dietary supplement distributed under the brand name "VI2OLET" iodine. The processing, formulation, safety, manufacturing, packaging, labeling, advertising and distribution of our VI2OLET dietary supplement is subject to federal laws and regulation by one or more federal agencies, including the FDA, the Federal Trade Commission, or FTC, the Consumer Product Safety Commission, or CPSC, the United States Department of Agriculture and the Environmental Protection Agency. These activities are also regulated by various state, local and international laws and agencies of the states and localities in which our products are or may be sold.

        Although dietary supplements may generally be marketed without FDA premarket review and approval, the FDA regulates, among other things, the labeling, advertising and promotion of such products. We cannot represent, expressly or implicitly, that a dietary supplement will diagnose, cure, mitigate, treat or prevent a disease, or the FDA will consider such products as drugs. The FDA could determine that a particular statement of nutritional support is an unacceptable drug claim, is not substantiated, is an unauthorized version of a health claim or that the product is otherwise misbranded and/or adulterated. In addition, claims on labeling and promotional materials for our dietary supplement products could be challenged by the FDA, the FTC, competitors or consumers. If the FDA or the FTC determines that particular claims relating to our products are violative, we could be subject to regulatory action, such as investigations, warning or untitled letters and cease and desist orders, corrective labeling or advertising orders, consumer redress (for example, offers to repurchase products previously sold to consumers), injunctive relief or product seizures, civil penalties or criminal prosecution. Enforcement action by the FDA or the FTC could materially and adversely affect our business, financial position and operating results and could cause the market value of our common stock to decline.

        In addition, the FDA regulates the manufacturing and safety of dietary supplements. The manufacturing of dietary supplements is subject to dietary supplement cGMPs. We are also required to submit to the FDA serious advent reports, and the FDA may determine that a particular dietary supplement or ingredient presents an unacceptable health risk based on the required submission of this information or other information about the product. During development of BPX03 by the prior sponsor, the FDA expressed concern about the potential for teratogenicity of molecular iodine in a use similar to that of our VI2OLET dietary supplement. If the FDA determines that our dietary supplement is unsafe or adulterated or otherwise in violation of FDA requirements, the FDA could take regulatory action as described above.

        From time to time, the above-mentioned agencies and lawmakers consider the implementation of more stringent laws and regulations of dietary supplements and other products. These developments could require reformulation of some products to meet new standards, recalls or discontinuance of some products unsusceptible to reformulation, additional recordkeeping requirements, increased documentation of the properties of some products, additional or different labeling, additional scientific substantiation or other new requirements. Any of these developments could increase our costs significantly. In addition, regulators' evolving interpretation of existing laws could have similar effects. For example, in July 2011, the FDA issued draft guidance explaining its interpretation of the requirement for the notification to the FDA of certain new dietary ingredients. Although FDA guidance is not mandatory, and companies are free to use an alternative approach if the approach satisfies the requirements of applicable laws and regulations, FDA guidance is a strong indication of the FDA's current thinking on the topic discussed in the guidance, including its position on enforcement. At this time, it is difficult to determine whether the draft guidance, if finalized, would have a material impact on our operations. However, if the FDA were to enforce the applicable statutes and regulations in accordance with the draft guidance as written, we would incur significant additional expenses, which could materially and adversely affect our business in several ways, including, but not limited to, the enjoinment of manufacturing of our products if and until the FDA determines that we are in compliance and can resume manufacturing, which would reduce our growth prospects.

Clinical drug development is costly, time-consuming and uncertain, and we may suffer setbacks in our clinical development program that could harm our business.

        Clinical drug development for our product candidates is costly, time-consuming and uncertain. Our product candidates are in various stages of development and while we expect that clinical trials for these product candidates will continue for several years, such trials may take significantly longer than expected to complete. In addition, we, the FDA, an IRB or other regulatory authorities, including state and local agencies and counterpart agencies in foreign countries, may suspend, delay, require modifications to or terminate our clinical trials at any time, for various reasons, including:

  •
  discovery of safety or tolerability concerns, such as serious or unexpected toxicities or side effects or exposure to otherwise unacceptable health risks, with respect to study participants;

  •
  lack of effectiveness of any product candidate during clinical trials or the failure of our product candidates to meet specified endpoints;

  •
  delays in subject recruitment and enrollment in clinical trials or inability to enroll a sufficient number of patients in clinical trials to ensure adequate statistical ability to detect statistically significant treatment effects;

  •
  difficulty in retaining subjects and volunteers in clinical trials;

  •
  difficulty in obtaining IRB approval for studies to be conducted at each clinical trial site;

  •
  delays in manufacturing or obtaining, or inability to manufacture or obtain, sufficient quantities of materials for use in clinical trials;

  •
  inadequacy of or changes in our manufacturing process or the product formulation or method of delivery;

  •
  delays or failure in reaching agreement on acceptable terms in clinical trial contracts or protocols with prospective contract research organizations, or CROs, clinical trial sites and other third-party contractors;

  •
  inability to add a sufficient number of clinical trial sites;

  •
  uncertainty regarding proper formulation and dosing;

  •
  failure by us, our employees, our CROs or their employees or other third-party contractors to comply with contractual and applicable regulatory requirements or to perform their services in a timely or acceptable manner;

  •
  scheduling conflicts with participating clinicians and clinical institutions;

  •
  failure to design appropriate clinical trial protocols;

  •
  inability or unwillingness of medical investigators to follow our clinical protocols;

  •
  difficulty in maintaining contact with subjects during or after treatment, which may result in incomplete data; or

  •
  changes in applicable laws, regulations and regulatory policies.

        As with other pharmaceutical and biotechnology companies, we may suffer significant setbacks in our clinical trials despite promising results in earlier trials. In the event that we abandon or experience delays in the clinical development efforts related to our product candidates, we may not be able to execute on our business plan effectively and our business, financial condition, operating results and prospects may be harmed.

We may be unable to obtain regulatory approval for BPX01, BPX03 or other early-stage product candidates under applicable regulatory requirements. The FDA and foreign regulatory bodies have substantial discretion in the approval process, including the ability to delay, limit or deny approval of product candidates. The delay, limitation or denial of any regulatory approval would adversely impact commercialization, our potential to generate revenue, our business and our operating results.

        We are not permitted to market any of our current product candidates in the United States until we receive approval of a new drug application, or NDA, from the FDA. We are also not permitted to market any of our current product candidates in any foreign countries until we receive the requisite approval from the applicable regulatory authorities of such countries. Failure to obtain such regulatory approvals will delay or prevent us from commercializing any of our current or future product candidates.

        To gain approval to market a new drug such as BPX01 or BPX03, we must provide the FDA and/or foreign regulatory authorities with, among other things, extensive preclinical and clinical data that adequately demonstrate the safety and efficacy of the drug in its intended indication and information to demonstrate the adequacy of the manufacturing methods to assure the drug's identity, strength, quality and purity. The development and approval of new drug product candidates involves a long, expensive and uncertain process, and delay or failure can occur at any stage. A number of companies in the pharmaceutical and biopharmaceutical industries have suffered significant setbacks in clinical trials, including in Phase 3 clinical development, even after promising results in earlier preclinical studies or clinical trials. These setbacks have been caused by, among other things, observations during clinical trials regarding safety or efficacy, such as previously unreported adverse events. Success in preclinical testing and early clinical trials does not ensure success in later clinical trials, and the results of clinical trials by other parties may not be indicative of the results in trials we may conduct. For example, Phase 2 studies may be conducted in populations that may differ from those in Phase 3 trials and may be conducted using endpoints or measures that differ from those used in later clinical trials. For example, the Phase 2 trial of BPX03 conducted by the prior sponsor used the Lewin pain scale, which was not a validated patient-reported outcome instrument, or PRO, and which the FDA suggested not be used to assess the primary efficacy endpoint in Phase 3 trials. In addition, despite positive results from the Phase 2 trial of BPX03 comparing the 3.0 mg and 6.0 mg doses to the 1.5 mg dose and placebo on the Lewin pain scale, a Phase 3 clinical trial for BPX03, was not completed due to insufficient funds of the prior sponsor and did not meet any of its primary or secondary efficacy endpoints. Accordingly, regardless of the outcome of any Phase 2 trials, our Phase 3 trials may not be successful.

        In the case of our topical product candidate, BPX01, we are seeking to deliver sufficient concentrations of the API through the skin barrier to the targeted dermal tissue to achieve the intended therapeutic effect. The topical route of administration may involve new dosage forms, which can be difficult to develop and manufacture and may raise novel regulatory issues and result in development or review delays. For example, the antibiotic delivered in BPX01 is very difficult to stabilize and prone to epimerization in most formulations and delivery systems and, as such, presents great challenges for transepidermal delivery. We believe potential competitors have attempted to resolve these problems by stabilizing the antibiotic in certain lipophilic formulation, but the solutions either failed to adequately deliver the antibiotic or required overly high concentration (i.e., dosage) for clinical efficacy. As a result, safety and efficacy of BPX01 may be difficult to establish.

        The FDA and foreign regulatory bodies have substantial discretion in the drug approval process, including the ability to delay, limit or deny approval of product candidates for many reasons. The FDA or the applicable foreign regulatory body may:

  •
  disagree with the design or implementation of one or more clinical trials;

  •
  decline to deem a product candidate safe and effective for its proposed indication, or deem a product candidate's safety or other perceived risks to outweigh its clinical or other benefits. For example, the FDA has expressed concern over the risk-benefit profile of BPX03 and indicated to the prior sponsor that, due to potential thyroid toxicity and teratogenic effects, BPX03 should be used primarily for the management of severe breast pain that does not respond adequately to treatment with OTC analgesics and other conservative measures and that the proportion of responders in the treatment group should be at least two-fold greater than the proportion of responders in the placebo group;

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  find the data from preclinical studies and clinical trials does not sufficiently support approval, or the results of clinical trials may not meet the level of statistical or clinical significance required for approval;

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  disagree with our interpretation of data from preclinical studies or clinical trials performed by us or third parties;

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  determine the data collected from clinical trials are insufficient to support the submission or approval of an NDA or other applicable regulatory filing. For example, the FDA has stated that two adequate and well-controlled Phase 3 clinical trials would be required for submission of an NDA for BPX03 and that it would require a safety database of at least 1,500 patients exposed to the proposed formulation;

  •
  require additional preclinical studies or clinical trials;

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  identify deficiencies in the formulation, quality control, labeling or specifications of our current or future product candidates;

  •
  grant approval contingent on the performance of costly additional post-approval clinical trials;

  •
  approve our current or any future product candidates for a more limited indication or a narrower patient population than we originally requested or with strong warnings that may affect marketability;

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  decline to approve the labeling that we believe is necessary or desirable for the successful commercialization of our product candidates;

  •
  require a Risk Evaluation and Mitigation Strategy, or REMS, with monitoring requirements or distribution limitations. For example, it is possible that the FDA could require distribution controls in the approval, if any, of BPX03 to prevent inadvertent exposure to pregnant women;

  •
  decline to approve of the manufacturing processes, controls or facilities of third-party manufacturers or testing labs with whom we contract; or

  •
  change its approval policies or adopt new regulations in a manner rendering our clinical data or regulatory filings insufficient for approval.

        Any delay, limitation or denial of any regulatory approval would adversely impact commercialization, our potential to generate revenue, our business and our operating results.

Delays or difficulties in the enrollment of patients in clinical trials may result in additional costs and delays in our ability to generate significant revenues, and may delay or prevent our receipt of any regulatory approvals necessary to commercialize our planned and future products.

        We may not be able to initiate or continue clinical trials for BPX01, BPX03 or our early-stage product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. In addition, some of our competitors are currently conducting clinical trials for product candidates that treat the same indications as BPX01 and BPX03, and patients who are otherwise eligible for our clinical trials may instead enroll in clinical trials of our competitors' product candidates.

        Patient enrollment is affected by other factors including:

  •
  the severity of the disease under investigation;

  •
  the eligibility criteria for the study in question;

  •
  the perceived risks and benefits of the product candidate under study;

  •
  the efforts to facilitate timely enrollment in clinical trials;

  •
  the patient referral practices of physicians;

  •
  the ability to monitor patients adequately during and after treatment; and

  •
  the proximity and availability of clinical trial sites for prospective patients.

        Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays, could require us to abandon one or more clinical trials altogether and could delay or prevent our receipt of necessary regulatory approvals. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and impede our ability to obtain additional financing.

We intend to pursue Section 505(b)(2) regulatory approval filings with the FDA for at least one of our product candidates. If the FDA concludes that certain of our product candidates fail to satisfy the requirements under Section 505(b)(2), or if the requirements for such product candidates under Section 505(b)(2) are not as we expect, the approval pathway for such product candidates may take significantly longer, cost substantially more and entail greater complications and risks than anticipated and, in either case, may not be successful.

        We are currently developing one product candidate, BPX01, for which we intend to seek FDA approval through the Section 505(b)(2) regulatory pathway, and may decide to seek FDA approval for early-phase products through the Section 505(b)(2) regulatory pathway in the future. A Section 505(b)(2) NDA is a special type of NDA that enables the applicant to rely, in part, on the FDA's findings of safety and efficacy of an existing previously approved product, or published literature, in support of its application. Section 505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. Such filings involve significant filing costs, including filing fees.

        BPX01 is a topical formulation of Solodyn (minocycline), a previously approved oral antibiotic. Reliance on safety findings made by the FDA in approving Solodyn, the antibiotic we intend to reference in our NDA, could expedite the development program for our product candidates by decreasing the amount of preclinical or clinical data that we would need to generate in order to obtain FDA approval. BPX01's route of administration and dosage form, however, differ from Solodyn's and, as a result, the FDA may not permit us to use this approach to regulatory approval. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, or if the Section 505(b)(2) regulatory pathway fails to significantly decrease the amount of testing we must conduct, we may need to conduct additional preclinical or clinical trials, provide additional data and information and meet additional standards to obtain regulatory approval. In such case, the time and financial resources required to obtain FDA approval for BPX01, or any other product candidate for which we seek approval pursuant to the Section 505(b)(2) regulatory pathway in the future, and complications and risks associated with these product candidates, likely would increase substantially. Moreover, our inability to pursue the Section 505(b)(2) regulatory pathway could prevent us from introducing our product candidates into the market prior to our competitors, which would likely harm our competitive position and prospects. Further, even if the FDA allows us to pursue the Section 505(b)(2) regulatory pathway, we cannot guarantee that it would ultimately lead to faster product development, and our product candidates may not receive the requisite approvals for commercialization.

        In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last few years, certain competitors and others have objected to the FDA's interpretation of Section 505(b)(2). If the FDA's interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its Section 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2).

        Furthermore, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs referenced in a Section 505(b)(2) NDA. As part of any NDA we would submit to the FDA for BPX01, we would be required to make certifications to all patents listed in the Orange Book (as later defined) for Solodyn, the listed drug we intend to reference in our NDA. There are currently five patents listed in the Orange Book for Solodyn. If we make a Paragraph IV certification (as later defined) to any of the patents listed in the Orange Book, those patent certifications may give rise to patent litigation and mandatory delays in approval of our NDA for up to 30 months depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved referenced product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition.

Use of PROs in our BPX03 clinical trials may delay the development of BPX03 or increase our development costs.

        Due to the difficulty of objectively measuring the symptoms of FBC, PROs may have an important role in the development and regulatory approval of our BPX03 product candidate. PROs involve patients' subjective assessments of efficacy, and this subjectivity increases the uncertainty in determining clinical endpoints. Such assessments can be influenced by factors outside of our control, and can vary widely from day-to-day for a particular patient, and from patient-to-patient and site-to-site within a clinical trial. Furthermore, we intend to use a new PRO in our planned Phase 3 clinical program for BPX03. The FDA has recommended that we validate the PRO prior to use in any Phase 3 clinical trials we may conduct. The FDA may not accept the new PRO or may require changes in the PRO, which would delay clinical development of BPX03, increase our costs and necessitate additional clinical trials.

We have never conducted a clinical trial or obtained approval of any product candidates, and may be unable to do so successfully.

        As a company, we have no experience in conducting clinical trials or progressing a product candidate through to regulatory approval. In part because of this lack of experience, our clinical trials may require more time and incur greater costs than we anticipate. We cannot be certain that planned clinical trials will begin or conclude on time, if at all. Large-scale trials would require significant additional financial and management resources, and reliance on third-party clinical investigators, CROs, and/or consultants. Any performance failure on the part of such third parties could delay clinical development or delay or prevent us from obtaining regulatory approval or commercializing our current or future product candidates, depriving us of potential product revenue and resulting in additional losses.

Any product candidates that we commercialize will be subject to ongoing and continued regulatory review.

        Even after we achieve U.S. regulatory approval for a product candidate, if any, we will be subject to continued regulatory review and compliance obligations. For example, the FDA may impose significant restrictions on the approved indicated uses for which our product candidates may be marketed or on the conditions of approval. A product candidate's approval may contain requirements for potentially costly post-approval studies and surveillance, including Phase 4 clinical trials or a REMS to monitor the safety and efficacy of the product. We will also be subject to ongoing FDA obligations and continued regulatory review with respect to, among other things, the manufacturing, processing, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for our product candidates. These requirements include submissions of safety and other post-marketing information and reports, registration, continued compliance with the FDA's good clinical practice, or GCP, requirements and good laboratory practice requirements, which are regulations and guidelines the FDA would apply to all of our product candidates in clinical and preclinical development, along with any clinical trials that we conduct post-approval, and continued compliance with the FDA's cGMP requirements pursuant to which manufacturing facilities are subject to continual review and periodic inspections by the FDA. To the extent that a product candidate is approved for sale in other countries, we may be subject to similar restrictions and requirements imposed by laws and government regulators in those countries.

        If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

  •
  impose restrictions on the marketing or manufacturing of the product, suspend or withdraw product approvals or revoke necessary licenses;

  •
  issue warning letters, show cause notices or untitled letters describing alleged violations, which may be publicly available;

  •
  mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

  •
  require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

  •
  commence criminal investigations and prosecutions;

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  impose injunctions;

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  impose other civil or criminal penalties;

  •
  suspend any ongoing clinical trials;

  •
  delay or refuse to approve pending applications or supplements to approved applications filed by us;

  •
  refuse to permit drugs or active ingredients to be imported or exported to or from the United States;

  •
  suspend or impose restrictions on operations, including costly new manufacturing requirements; or

  •
  seize or detain products or require us to initiate a product recall.

        The regulations, policies or guidance of the FDA and other applicable government agencies may change and new or additional statutes or government regulations may prevent or delay regulatory approval of our product candidates or further restrict or regulate post-approval activities. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to achieve and maintain regulatory compliance, we may not be permitted to market our product candidates, which would materially and adversely affect our ability to generate revenue and achieve or maintain profitability.

Our product candidates may cause serious or undesirable side effects or possess other unexpected properties that could delay or prevent their regulatory approval, limit the commercial profile of approved labeling or result in post-approval regulatory action.

        Unforeseen side effects from any of our product candidates could arise either during clinical development or, if approved, after marketing such product. Undesirable side effects caused by product candidates could cause us or regulatory authorities to interrupt, modify, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign authorities. Results of clinical trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in product liability claims. Any of these occurrences may harm our business, financial condition, operating results and prospects.

        Additionally, if we or others identify undesirable side effects, or other previously unknown problems, caused by our product candidates after obtaining U.S. or foreign regulatory approval or other products with the same or related active ingredients, a number of potentially negative consequences could result, including:

  •
  regulatory authorities may withdraw their approval of the product;

  •
  regulatory authorities may require a recall of the product or we may voluntarily recall a product;

  •
  regulatory authorities may require the addition of warnings or contraindications in the product labeling, narrowing of the indication in the product label or issuance of field alerts to physicians and pharmacies;

  •
  we may be required to create a medication guide outlining the risks of such side effects for distribution to patients or institute a REMS;

  •
  we may be subject to limitations as to how we promote the product;

  •
  we may be required to change the way the product is administered or modify the product in some other way;

  •
  the FDA or applicable foreign regulatory authority may require additional clinical trials or costly post-marketing testing and surveillance to monitor the safety or efficacy of the product;

  •
  sales of the product may decrease significantly;

  •
  we could be sued and held liable for harm caused to patients; and

  •
  our brand and reputation may suffer.

        Any of the above events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase the costs of commercializing our product candidates.

If any of our product candidates are approved for marketing and we are found to have improperly promoted off-label uses, or if physicians misuse our products or use our products off-label, we may become subject to prohibitions on the sale or marketing of our products, product liability claims and significant fines, penalties and sanctions, and our brand and reputation could be harmed.

        The FDA and other regulatory agencies strictly regulate the marketing and promotional claims that are made about drug products. In particular, a product may not be promoted for uses or indications that are not approved by the FDA or such other regulatory agencies as reflected in the product's approved labeling. If we are found to have promoted off-label uses of any of our product candidates, we may receive warning or untitled letters and become subject to significant liability, which would materially harm our business. Both federal and state governments have levied large civil and criminal fines against companies for alleged improper promotion and have enjoined several companies from engaging in off-label promotion. If we become the target of such an investigation or prosecution based on our marketing and promotional practices, we could face similar sanctions, which would materially harm our business. In addition, management's attention could be diverted from our business operations, significant legal expenses could be incurred and our brand and reputation could be damaged. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we are deemed by the FDA to have engaged in the promotion of our products for off-label use, we could be subject to FDA regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they determine our business activities constitute promotion of an off-label use, which could result in significant penalties, including criminal, civil or administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment or restructuring of our operations.

        We cannot, however, prevent a physician from using our product candidates in ways that fall outside the scope of the approved indications, as he or she may deem appropriate in his or her medical judgment. Physicians may also misuse our product candidates or use improper techniques, which may lead to adverse results, side effects or injury and, potentially, subsequent product liability claims. Furthermore, the use of our product candidates for indications other than those cleared by the FDA and/or other regulatory agencies may not effectively treat such conditions, which could harm our brand and reputation among both physicians and patients.

We may also be subject to healthcare laws, regulation and enforcement and our failure to comply with those laws could adversely affect our business, operations and financial condition.

        Certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients' rights are and will be applicable to our business. We are subject to regulation by both the federal government and the states in which we conduct our business. The laws and regulations that may affect our ability to operate include:

  •
  the federal healthcare program anti-kickback statute, which prohibits, among other things, any person or entity from knowingly and willfully offering, soliciting, receiving or providing any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce either the referral of an individual or in return for the purchase, lease, or order of any good, facility item or service, for which payment may be made, in whole or in part, under federal healthcare programs such as the Medicare and Medicaid programs;

  •
  federal civil and criminal false claims laws and civil monetary penalty laws, including, for example, the United States False Claims Act, which impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

  •
  the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HIPAA, which prohibits knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (i.e., public or private), knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

  •
  HIPAA and related implementing regulations, which impose obligations on covered entities, including healthcare providers, health plans, and healthcare clearinghouses, as well as their respective business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

  •
  the federal physician sunshine requirements under the Patient Protection and Affordable Care Act, or ACA, which require manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services information related to payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members, with such information published on a searchable website on an annual basis; and

  •
  state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments that may be provided to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

        Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the recently enacted ACA, among other things, amended the intent requirement of the federal anti-kickback statute and certain criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

        Achieving and sustaining compliance with these laws may prove costly. In addition, any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of the laws described above or any other governmental laws or regulations that apply to us, we may be subject to penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment or the curtailment or restructuring of our operations, any of which could materially and adversely affect our ability to operate our business and our financial results.

Our employees, independent contractors, principal investigators, consultants, vendors and CROs may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

        We are exposed to the risk that our employees, independent contractors, principal investigators, consultants, vendors and CROs may engage in fraudulent or other illegal activity. Misconduct by these persons could include intentional, reckless or negligent conduct or unauthorized activity that violates: laws or regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA or foreign regulatory authorities; manufacturing standards; federal, state and foreign healthcare fraud and abuse laws and data privacy; or laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and other business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws may restrict or prohibit a wide range of business activities, including research, manufacturing, distribution, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, or illegal misappropriation of drug product, which could result in regulatory sanctions or other actions or lawsuits stemming from a failure to comply with such laws or regulations, and serious harm to our reputation. In addition, federal procurement laws impose substantial penalties for misconduct in connection with government contracts and require certain contractors to maintain a code of business ethics and conduct. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our operating results.

Even if our current product candidates or any future product candidates obtain regulatory approval, they may fail to achieve the broad degree of physician and patient adoption and use necessary for commercial success.

        The commercial success of any of our current or future product candidates, if approved, will depend significantly on the broad adoption and use of the resulting product by physicians and patients for approved indications, and may not be commercially successful. The degree and rate of physician and patient adoption of our current or future product candidates, if approved, will depend on a number of factors, including:

  •
  the clinical indications for which the product is approved and patient demand for approved products that treat those indications;

  •
  the effectiveness of our product as compared to other available therapies;

  •
  the availability of coverage and adequate reimbursement from managed care plans and other healthcare payors for any of our product candidates that may be approved;

  •
  the cost of treatment with our product candidates in relation to alternative treatments and willingness to pay for the product, if approved, on the part of patients;

  •
  acceptance by physicians, major operators of clinics and patients of the product as a safe and effective treatment;

  •
  physician and patient willingness to adopt a new therapy over other available therapies to treat approved indications;

  •
  in the case of FBC, patients' perceptions of the condition as one for which medical treatment may be appropriate and a prescription therapy may be available;

  •
  overcoming any biases physicians or patients may have toward particular therapies for the treatment of approved indications;

  •
  proper training and administration of our product candidates by physicians and medical staff;

  •
  patient satisfaction with the results and administration of our product candidates and overall treatment experience;

  •
  the willingness of patients to pay for certain of our product candidates relative to other discretionary items, especially during economically challenging times;

  •
  the revenue and profitability that our product candidate may offer a physician as compared to alternative therapies;

  •
  the prevalence and severity of side effects;

  •
  limitations or warnings contained in the FDA-approved labeling for our product candidates;

  •
  any FDA requirement to undertake a REMS;

  •
  the effectiveness of our sales, marketing and distribution efforts;

  •
  adverse publicity about our product candidates or favorable publicity about competitive products; and

  •
  potential product liability claims.

        If any of our current or future product candidates are approved for use but fail to achieve the broad degree of physician and patient adoption necessary for commercial success, our operating results and financial condition will be adversely affected, which may delay, prevent or limit our ability to generate revenue and continue our operations.

If we are unable to achieve and maintain coverage and adequate levels of reimbursement for any of our product candidates for which we receive regulatory approval, or any future products we may seek to commercialize, their commercial success may be severely hindered.

        As to any of our product candidates that become available by prescription only, our success will depend on the availability of coverage and adequate reimbursement for our product from third-party payors. Patients who are prescribed medicine for the treatment of their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. The availability of coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and private third-party payors is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available. If any of our product candidates fail to demonstrate attractive efficacy profiles, they may not qualify for coverage and reimbursement. In addition, certain currently approved therapies for the treatment of dematological and women's health–related issues have received limited or no reimbursement coverage by insurers and, accordingly, coverage for BPX03 and BPX01, if approved, may not be available. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate or may require co-payments that patients find unacceptably high. Patients are unlikely to use our prescription-only products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products.

        In addition, the market for certain of our product candidates will depend significantly on access to third-party payors' drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded drug in their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available.

        Further, third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, although private third-party payors tend to follow Medicare, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

        Further, we believe that future coverage and reimbursement will likely be subject to increased restrictions in both the United States and in international markets. Third-party coverage and reimbursement for any of our product candidates for which we may receive regulatory approval may not be available or adequate in either the United States or international markets, which could harm our business, financial condition, operating results and prospects.

Our product candidates, if approved, will face significant competition and our failure to compete effectively may prevent us from achieving significant market penetration.

        The pharmaceutical industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on developing proprietary therapeutics. Numerous companies are engaged in the development, patenting, manufacturing and marketing of healthcare products competitive with those that we are developing. We face competition from a number of sources, such as pharmaceutical companies, including generic drug companies, biotechnology companies and academic and research institutions, many of which have greater financial resources, marketing capabilities, sales forces, manufacturing capabilities, research and development capabilities, clinical trial expertise, intellectual property portfolios, experience in obtaining patents and regulatory approvals for product candidates and other resources than us. Some of the companies that offer competing products also have a broad range of other product offerings, large direct sales forces and long-term customer relationships with our target physicians, which could inhibit our market penetration efforts. In addition, certain of our product candidates, if approved, may compete with other dermatological products, including OTC treatments, for a share of some patients' discretionary budgets and for physicians' attention within their clinical practices.

        We anticipate that, if we obtain regulatory approval of our product candidates, we will face significant competition from other approved therapies and may need to compete with unregulated, unapproved and off-label treatments. Certain of our product candidates, if approved, will present novel therapeutic approaches for the approved indications and will have to compete with existing therapies, some of which are widely known and accepted by physicians and patients. To compete successfully in this market, we will have to demonstrate that the relative cost, safety and efficacy of our approved products, if any, provide an attractive alternative to existing and other new therapies. Such competition could lead to reduced market share for our product candidates and contribute to downward pressure on the pricing of our product candidates, which could harm our business, financial condition, operating results and prospects.

        Due to less stringent regulatory requirements in certain foreign countries, there are many more dermatological products and procedures available for use in those international markets than are approved for use in the United States. In certain international markets, there are also fewer limitations on the claims that our competitors can make about the effectiveness of their products and the manner in which they can market them. As a result, we expect to face more competition in these markets than in the United States.

BPX01 and BPX03, if approved, will face intense competition and most of our competitors have significantly greater resources than we do.

        If approved for the treatment of acne, BPX01 will face direct competition from numerous other topical products such as antimicrobials, retinoids or some combination of the two, and the existence of these products may limit the market size for BPX01. In addition, BPX01 will compete against oral systemic treatments for acne, which include isotretinoins, antibiotics, antimicrobials and contraceptives, and against a number of approved topical treatments for acne, including branded drugs and generic versions where available. If approved for the treatment of FBC, BPX03 will face direct competition from numerous other products such as Danocrine, Tamoxifen and Bromocriptine and the existence of these products may limit the market size for BPX03. Certain alternative treatments offered by competitors may be available at a lower price and may offer greater efficacy or a better safety profile. Even if a generic product or an OTC product is less effective than our product candidates, a less effective generic or OTC product may be more quickly adopted by health insurers, physicians and patients than our competing product candidates based upon cost or convenience.

We may face product liability exposure, and if successful claims are brought against us, we may incur substantial liability if our insurance coverage for those claims is inadequate.

        We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. This risk exists even if a product is approved for commercial sale by the FDA and manufactured in facilities regulated by the FDA or an applicable foreign regulatory authority. Our products and product candidates are designed to affect bodily functions and processes. Any side effects, manufacturing defects, misuse or abuse associated with our product candidates could result in injury and possibly death to a patient. An inability to obtain sufficient insurance coverage on commercially reasonable terms or otherwise to protect against potential product liability claims could inhibit our business.

        In addition, a liability claim may be brought against us even if our product candidates merely appear to have caused an injury. Product liability claims may be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our product candidates, among others. If we cannot successfully defend ourselves against product liability claims we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

  •
  withdrawal of clinical trial participants;

  •
  termination of clinical trial sites or entire trial programs;

  •
  the inability to commercialize our product candidates;

  •
  decreased demand for our product candidates;

  •
  impairment of our brand and/or reputation;

  •
  product recall or withdrawal from the market or labeling, marketing or promotional restrictions;

  •
  substantial costs of any related litigation or similar disputes;

  •
  distraction of management's attention and other resources from our primary business;

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  substantial monetary awards to patients or other claimants against us that may not be covered by insurance; or

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  loss of revenue.

        Although we maintain product liability insurance coverage for clinical trials, our insurance coverage may not be sufficient to cover all of our product liability–related expenses or losses and may not cover us for any expenses or losses we suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost, in sufficient amounts or upon adequate terms to protect us against losses due to product liability, particularly if any of our product candidates receive regulatory approval. Further, a successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could decrease our cash and harm our business, financial condition, operating results and prospects.

If we suffer negative publicity concerning the safety of our products, our sales may be harmed and we may be forced to withdraw products.

        Physicians and potential patients may have a number of concerns about the safety of our products, whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research. Negative publicity concerning our products, whether accurate or inaccurate, could reduce market or governmental acceptance of our products and could result in decreased product demand or product withdrawal. In addition, significant negative publicity could result in an increased number of product liability claims, whether or not these claims are supported by applicable law.

We may choose not to continue developing or commercializing any of our product candidates at any time during development or after approval, which would reduce or eliminate our potential return on investment for those product candidates.

        At any time, we may decide to discontinue the development or commercialization of any of our products or product candidates for a variety of reasons, including the appearance of new technologies that render our product obsolete, competition from a competing product or changes in or failure to comply with applicable regulatory requirements. If we terminate a program in which we have invested significant resources, we will not receive any return on our investment and we will have missed the opportunity to allocate those resources to potentially more productive uses.

Failure to obtain marketing approval in international jurisdictions would prevent our product candidates from being marketed abroad.

        In order to market and sell our products in the European Union and many other jurisdictions, we or our third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We or these third parties may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

Risks Related to Dependence on Third Parties, Employee Matters, Managing Growth and Macroeconomic Conditions

Future discovery and preclinical development collaborations may be important to us. If we are unable to maintain these collaborations, or if these collaborations are not successful, our business could be adversely affected.

        For some of our product candidates, we may in the future determine to collaborate with pharmaceutical and biotechnology companies for development of products. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for any collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential development schedule or reduce the scope of research activities, or increase our expenditures and undertake discovery or preclinical development activities at our own expense. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development activities, we may not be able to further develop our product candidates or continue to develop our product candidates and our business may be materially and adversely affected.

        Future collaborations we may enter into may involve the following risks:

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  collaborators may have significant discretion in determining the efforts and resources that they will apply to these collaborations;

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  collaborators may not perform their obligations as expected;

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  changes in the collaborators' strategic focus or available funding, or external factors, such as an acquisition, may divert resources or create competing priorities;

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  collaborators may delay discovery and preclinical development, provide insufficient funding for product development of targets selected by us, stop or abandon discovery and preclinical development for a product candidate, repeat or conduct new discovery and preclinical development for a product candidate;

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  collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed than ours;

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  product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the development of our product candidates;

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  disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the discovery, preclinical development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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  collaborators may not properly maintain or defend our intellectual property rights or intellectual property rights licensed to us or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

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  collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

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  collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

        Additionally, subject to its contractual obligations to us, if a collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate the development of any of our product candidates. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be adversely affected.

        If we are unable to maintain our collaborations, development of our product candidates could be delayed and we may need additional resources to develop them. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our collaborators.

We will need to further increase the size and complexity of our organization in the future, and we may experience difficulties in executing our growth strategy and managing our growth.

        Our current management, personnel, systems and facilities are not adequate to support our business plan and future growth. We will need to further expand our scientific, sales and marketing, managerial, operational, financial and other resources to support our planned research, development and commercialization activities.

        To manage our operations, growth and various projects effectively, we must:

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  continue to improve our operational, financial, management and regulatory compliance controls and reporting systems and procedures;

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  attract and retain sufficient numbers of talented employees;

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  develop a marketing, sales and distribution capability;

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  manage our commercialization activities for our product candidates effectively;

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  establish and maintain relationships with development and commercialization partners;

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  manage our preclinical and clinical trials effectively;

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  manage our third-party supply and manufacturing operations effectively and in a cost-effective manner, while increasing production capabilities for our current product candidates to commercial levels; and

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  manage our development efforts effectively while carrying out our contractual obligations to partners and other third parties.

        In addition, we have utilized and continue to utilize the services of part-time outside consultants to perform a number of tasks for us, including tasks related to preclinical and clinical testing. Our growth strategy may also entail expanding our use of consultants to implement these and other tasks going forward. We rely on consultants for certain functions of our business and will need to effectively manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. There can be no assurance that we will be able to manage our existing consultants or find other competent outside consultants, as needed, on economically reasonable terms, or at all. If we are not able to manage our growth effectively and expand our organization by hiring new employees and expanding our use of consultants, we might be unable to implement successfully the tasks necessary to execute effectively on our planned research, development and commercialization activities and, accordingly, might fail to achieve our research, development and commercialization goals.

If we fail to attract and retain management and other key personnel, we may be unable to continue to develop successfully or commercialize our product candidates or otherwise implement our business plan.

        Our ability to compete in the highly-competitive pharmaceuticals industry depends upon our ability to attract and retain highly-qualified managerial, scientific, medical, sales and marketing and other personnel. We are highly dependent on our management and scientific personnel, including: our Chief Executive Officer, Chief Financial Officer and Treasurer, James R. Pekarsky; our President and Secretary, Anja Krammer; and our Executive Vice President of Research & Development, Kin F. Chan, PhD. We do not maintain "key man" insurance policies on the lives of these individuals or the lives of any of our other employees. The loss of the services of any of these individuals, along with other key executives or employees, could impede, delay or prevent the successful development of our product pipeline, completion of our planned clinical trials, commercialization of our product candidates or in-licensing or acquisition of new assets and could negatively impact our ability to successfully implement our business plan. If we lose the services of any of these individuals, we might not be able to find suitable replacements on a timely basis or at all, and our business could be harmed as a result. We are also in the process of recruiting a full-time Chief Financial Officer. In order to retain valuable employees at our company, in addition to salary and cash incentives, we provide stock options that vest over time. The value to employees of stock options that vest over time will be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract offers from other companies.

        We might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Francisco Bay Area where we are headquartered. We could have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts. Many of the other pharmaceutical companies with whom we compete for qualified personnel have greater and other resources, different risk profiles and longer histories in the industry than we do. They may also provide more diverse opportunities and better chances for career advancement. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will harm our ability to implement our business strategy and achieve our business objectives.

        In addition, we have scientific and clinical advisors who assist us in formulating our development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.

We currently develop our clinical drug products exclusively in one research and development facility and may utilize this facility in the future to support commercial production if our product candidates are approved. If this or any future facility or our equipment were damaged or destroyed, or if we experience a significant disruption in our operations for any other reason, our ability to continue to operate our business would be materially harmed.

        We currently research and develop our product candidates exclusively in a single laboratory located in our corporate headquarters at 1098 Hamilton Court, Menlo Park, California. If this or any future facility were to be damaged, destroyed or otherwise unable to operate, whether due to war, acts of hostility, earthquakes, fire, floods, hurricanes, storms, tornadoes, other natural disasters, employee malfeasance, terrorist acts, power outages or otherwise, or if performance of our research and development facility is disrupted for any other reason, such an event could delay our clinical trials or, if our product candidates are approved and we choose to manufacture all or any part of them internally, jeopardize our ability to timely manufacture our products, if at all. If we experience delays in achieving our development objectives, or if we are unable to manufacture an approved product within a timeframe that meets our prospective customers' expectations, our business, prospects, financial results and reputation could be materially harmed.

        Currently, we maintain insurance coverage totaling $10 million against product liability claims, $5 million against damage to our property and equipment and $1 million in workers compensation coverage, subject to deductibles and other limitations. If we have underestimated our insurance needs with respect to an interruption, or if an interruption is not subject to coverage under our insurance policies, we may not be able to cover our losses.

Our failure to successfully in-license, acquire, develop and market additional product candidates or approved products would impair our ability to grow our business.

        Our strategy is to in-license and acquire product candidates and we may in-license and acquire commercial-stage products or engage in other strategic transactions. Additional potential transactions that we may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. The success of this strategy depends partly upon our ability to identify and select promising pharmaceutical product candidates and products, negotiate licensing or acquisition agreements with their current owners and finance these arrangements.

        The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing, sales and other resources, may compete with us for the license or acquisition of product candidates and approved products. We have limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies and integrate them into our current infrastructure. Moreover, we may devote resources to potential acquisitions or licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts. Any such transaction may require us to incur non-recurring or other charges, may increase our near- and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. We may not be able to acquire the rights to additional product candidates on terms that we find acceptable, or at all.

        Further, any product candidate that we acquire may require additional development efforts prior to commercial sale, including preclinical or clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot provide assurance that any approved products that we acquire will be manufactured or sold profitably or achieve market acceptance.

We may be adversely affected by natural disasters and other catastrophic events, and by man-made problems such as terrorism, that could disrupt our business operations and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

        Our corporate headquarters are located in Menlo Park, California, near major earthquake and fire zones. If a disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as enterprise financial systems, manufacturing resource planning or enterprise quality systems, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. Our contract manufacturers' and suppliers' facilities are located in multiple locations, where other natural disasters or similar events, such as blizzards, tornadoes, fires, explosions or large-scale accidents or power outages, could severely disrupt our operations and have a material adverse effect on our business, financial condition, operating results and prospects. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business or the businesses of our partners, manufacturers or the economy as a whole. All of the aforementioned risks may be further increased if we do not implement a disaster recovery plan or our partners' or manufacturers' disaster recovery plans prove to be inadequate. To the extent that any of the above should result in delays in the regulatory approval, manufacture, distribution or commercialization of our product candidates, our business, financial condition, operating results and prospects would suffer.

Our business and operations would suffer in the event of failures in our internal computer systems or those of our collaborators.

        Despite the implementation of security measures, our internal computer systems and those of our current and any future partners, contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our manufacturing activities, development programs and our business operations. For example, the loss of manufacturing records or clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further commercialization and development of our products and product candidates could be delayed.

Risks Related to Our Intellectual Property

We may not be able to obtain or enforce patent rights or other intellectual property rights that cover our product candidates and technologies that are of sufficient breadth to prevent third parties from competing against us.

        Our success with respect to our product candidates and technologies will depend in part upon our ability to obtain and maintain patent protection in both the United States and other countries, to preserve our trade secrets and to prevent third parties from infringing upon our proprietary rights. Our ability to protect any of our product candidates from unauthorized or infringing use by third parties depends in substantial part upon our ability to obtain and maintain valid and enforceable patents.

        Our patent portfolio includes patent applications in the United States. Any patents that we may obtain may be narrow in scope and thus easily circumvented by competitors. Further, in countries where we do not have granted patents, third parties may be able to make, use or sell products identical to or substantially similar to, our product candidates. Additionally, restrictive regulations governing the precise labeling of ingredients and percentages for supplements, the large number of manufacturers that produce products with many active ingredients in common and the rapid change and frequent reformulation of products may make patent protection impractical.

        The patent application process, also known as patent prosecution, is expensive and time-consuming, and we and our current or future licensors and licensees may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our current licensors, or any future licensors or licensees, will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, these and any of our patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patent applications may exist, or may arise in the future, such as with respect to proper priority claims, inventorship, claim scope or patent term adjustments. If our current licensors, or any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised and we might not be able to prevent third parties from making, using and selling competing products. If there are material defects in the form or preparation of our patent applications, such applications may be invalid and unenforceable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business, financial condition and operating results.

        Due to legal standards relating to patentability, validity, enforceability and claim scope of patents covering pharmaceutical inventions, our ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any patents we might obtain or license may not cover our product candidates, or may not provide us with sufficient protection for our product candidates to afford a commercial advantage against competitive products or processes, including those from branded and generic pharmaceutical companies. In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Even if patents issue, we cannot guarantee that the claims of these patents will be held valid or enforceable by a court of law or will provide us with any significant protection against competitive products or otherwise be commercially valuable to us.

        Competitors in the fields of women's health and dermatologic therapeutics have created a substantial amount of prior art, including scientific publications, patents and patent applications. Our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Although we believe that our technology includes certain inventions that are unique and not duplicative of any prior art, we do not currently own or license issued patents covering all of the recent developments in our technology and we are unsure of the extent to which we will obtain adequate patent protection, if any. Even if the patents do successfully issue, third parties may design around or challenge the validity, enforceability or scope of such issued patents or any other issued patents we own or license, which may result in such patents being narrowed, invalidated or held unenforceable. In particular, due to the extensive prior art relating to antibiotics for topical acne and iodine for breast health and because BPX01 and BPX03 represent forms of such therapies, respectively, the patent protection available for BPX01 and BPX03 may not prevent competitors from developing and commercializing similar products or products that otherwise target similar indications. If the breadth or strength of protection provided by the patents we hold or pursue with respect to our product candidates is challenged, companies may be dissuaded from collaborating with us to develop, or threaten our ability to commercialize, our product candidates.

        The degree of future protection of our proprietary rights is uncertain. Patent protection may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

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  we might not have been the first to invent or the first to file the inventions covered by each of our pending patent applications and issued patents;

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  others may independently develop similar or alternative technologies or duplicate any of our technologies;

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  the patents of others may have an adverse effect on our business;

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  any patents we obtain or our licensors' issued patents may not encompass commercially viable products, may not provide us with any competitive advantages or may be challenged by third parties;

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  any patents we obtain or our in-licensed issued patents may not be valid or enforceable; and

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  we may not develop additional proprietary technologies that are patentable.

        Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. While various extensions may be available, the life of a patent, and the protection it affords, is limited. Without patent protection for our product candidates, however, we may be open to competition from generic versions of our product candidates. Further, the extensive period of time between patent filing and regulatory approval for a product candidate limits the time during which we can market a product candidate under patent protection, which may affect the profitability of our early-stage product candidates, in particular.

        Proprietary trade secrets and unpatented know-how are also very important to our business. Although we have taken steps to protect our trade secrets and unpatented know-how by entering into confidentiality agreements with third parties, and intellectual property protection agreements with certain employees, consultants and advisors, third parties may still obtain this information or we may be unable to protect our rights. We also have limited control over the protection of trade secrets used by our suppliers, manufacturers and other third parties. There can be no assurance that binding agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets and unpatented know-how will not otherwise become known or independently discovered by our competitors. If trade secrets are independently discovered, we would not be able to prevent their use. Further, enforcing a claim that a third party illegally obtained and is using our trade secrets or unpatented know-how is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secret information.

Changes in patent law or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

        The United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Further, recent United States Supreme Court rulings have either narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the scope and value of patents, once obtained.

        For our U.S. patent applications containing a priority claim after March 16, 2013, there is a greater level of uncertainty in the patent law. In September 2011, the Leahy-Smith America Invents Act, also known as the America Invents Act, or AIA, was signed into law. The AIA includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The USPTO is currently developing regulations and procedures to govern administration of the AIA, and many of the substantive changes to patent law associated with the AIA. It is not clear what other, if any, impact(s) the AIA will have on the operation of our business. Moreover, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have an adverse effect on our business. One important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a "first-to-file" system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party who files a patent application with the USPTO after such date but prior to us may therefore be awarded a patent covering an invention of ours even if we were the first to invent. This "first-inventor-to-file" system will require us both to remain cognizant, going forward, of the timing between invention and filing of a patent application.

        Among some of the other changes introduced by the AIA are those that (i) limit where a patentee may file a patent infringement suit and (ii) provide opportunities for third parties to challenge any issued patent in the USPTO. Such changes apply to all of our U.S. patents, even those issued prior to March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings, as compared to the evidentiary standard applied in U.S. federal courts, necessary to invalidate a patent claim, a third party could potentially present evidence in a USPTO proceeding sufficient for the USPTO to find a claim invalid, notwithstanding that the same evidence would be insufficient to invalidate a claim first presented in a district court action. Accordingly, a third party may attempt opportunistically to use USPTO procedures to invalidate our patent claims.

        Depending on decisions by the United States Congress, the U.S. federal courts, the USPTO or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that may weaken our and our licensors' abilities to obtain new patents or to enforce existing patents we and our licensors or partners may obtain in the future.

If we are unable to protect our trademarks from infringement, our business prospects may be harmed.

        We have applied for trademark protection for several trademarks in the United States. These include "BIOPHARMX," "VI2OLET," "GET IT OFF YOUR CHEST," "THE GIRLS HAVE SOMETHING TO SAY," "THE BOOB WHISPERER" and "VIOLET". We have received a Notice of Allowance from the USPTO for each of the first five of these trademarks. The USPTO has registered our "VIOLET" trademark. We have also applied for trademark protection for our "VI2OLET" and "BIOPHARMX" trademarks in the European Union. Although we take steps to monitor the possible infringement or misuse of our trademarks, it is possible that third parties may infringe, dilute or otherwise violate our trademark rights. Any unauthorized use of our trademarks could harm our reputation or commercial interests. In addition, our enforcement against third-party infringers or violators may be unduly expensive and time-consuming, and any remedy obtained may constitute insufficient redress relative to the damages we may suffer.

We may not be able to protect our intellectual property rights throughout the world.

        Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly developing countries. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the

United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection insufficient to guard against such infringement. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

        The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals. In such instances, we may be unable to enjoin or otherwise prevent infringement of our patents or marketing of competing products in violation of our proprietary rights, generally. Proceedings to enforce our patent rights in foreign jurisdictions could (i) result in substantial costs and divert our efforts and attention from other aspects of our business, (ii) put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and (iii) provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, certain countries in Europe and certain developing countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may be unable to seek adequate remedies to address infringement and/or material diminishment of the value of our patents, which could limit our potential revenue opportunities in such jurisdictions. Accordingly, our efforts to establish or enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from our intellectual property. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

If we fail to comply with our obligations under our intellectual property license agreements, we could lose license rights that are important to our business and development of our product candidates.

        We are a party to certain license agreements that impose various royalty and other obligations on us. If we fail to comply with these obligations, the respective licensors may have the right to terminate the license, in which event we may not be able to develop or market the affected product candidate. Our license agreement with NuTech expires when both parties cease to produce or research an applicable product for a period of five years and our license agreement with Iogen is intended to be of perpetual duration. Both agreements may be terminated in the event of a breach. The loss of such rights could materially adversely affect our business, financial condition, operating results and prospects. For more information about these license arrangements, see "Business—Technology and Intellectual Property—Strategic Alliances and Partnerships."

If we are sued for infringing intellectual property rights of third parties, it will be costly and time-consuming and an unfavorable outcome in that litigation could have a material adverse effect on our business.

        Our commercial success depends upon our ability to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. We cannot guarantee that marketing and selling such candidates and using such technologies will not infringe existing or future patents. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields relating to our product candidates. As the biotechnology and pharmaceutical industries expand and more patents issue, the risk increases that others may assert that our product candidates, technologies or methods of delivery or use infringe their patent rights. Moreover, it is not always clear to industry participants, including us, which patents cover various drugs, biologics, drug delivery systems or their methods of use, and which of these patents may be valid and enforceable. Thus, due to the large number of patents issued and patent applications filed in our fields, third parties may allege they have patent rights encompassing our product candidates, technologies or methods.

        In addition, our product candidates or proprietary technologies may infringe patents owned and/or filed by third parties, or third parties may allege such infringement. Because (i) some patent applications in the United States may be maintained in secrecy until the patents are issued, (ii) patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing and (iii) publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our own and in-licensed issued patents or our pending applications. Our competitors may have filed, and may in the future file, patent applications covering our product candidates or technology similar to ours. Any such patent application may have priority over our own and in-licensed patent applications or patents, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to those owned or in-licensed to us, we or, in the case of in-licensed technology, the licensor may have to participate, in the United States, in an interference proceeding to determine priority of invention.

        We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates or proprietary technologies infringe such third parties' intellectual property rights, including litigation resulting from filing under Paragraph IV of the Hatch-Waxman Act. Such lawsuits can be costly and could adversely affect our operating results and divert the attention of managerial and technical personnel, even if we do not infringe such patents or the patents asserted against us are later invalidated. A court may, however, decide that we are infringing the third party's patents and order us to cease the activities covered by the patents. In addition, there is a risk that a court will order us to pay to such third party damages for having violated the other party's patents.

        As a result of patent infringement claims, or to avoid potential claims, we may choose or be required to seek licenses from third parties. These licenses may not be available on commercially acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property, or such rights might be restrictive and limit our present and future activities. Ultimately, we or a licensee could be prevented from commercializing a product, or forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms.

        In addition to possible infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference, derivation, re-examination or other post-grant proceedings declared or granted by the USPTO, and similar proceedings in foreign countries, regarding intellectual property rights with respect to our current or future products.

        There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, generally. To date, no litigation asserting infringement claims has ever been brought against us. If a third party claims that we infringe its intellectual property rights, we may face a number of issues, including:

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  infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management's attention from our core business;

  •
  substantial damages for infringement, which we may have to pay if a court decides that the product or technology at issue infringes or violates the third party's rights, and if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner's attorneys' fees;

  •
  a court prohibiting us from selling or licensing the product or using the technology unless the third party licenses its intellectual property rights to us, which it is not required to do;

  •
  if a license is available from a third party, we may have to pay substantial royalties or upfront fees or grant cross-licenses to intellectual property rights for our products or technologies; and

  •
  redesigning our products or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.

        Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could harm our ability to raise additional funds or otherwise adversely affect our business, financial condition, operating results and prospects.

        Because we rely on certain third-party licensors and partners, and will continue to do so in the future, if one of our licensors or partners is sued for infringing a third party's intellectual property rights, our business, financial condition, operating results and prospects could suffer in the same manner as if we were sued directly. In addition to facing litigation risks, we have agreed to indemnify certain third-party licensors and partners against claims of infringement caused by our proprietary technologies, and we have entered or may enter into cost-sharing agreements with some our licensors and partners that could require us to pay some of the costs of patent litigation brought against those third parties whether or not the alleged infringement is caused by our proprietary technologies. In certain instances, these cost-sharing agreements could also require us to assume greater responsibility for infringement damages than our technology alone would otherwise suggest.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property or the patents of our licensors, which could be expensive and time-consuming.

        Competitors may infringe our intellectual property, including our patent applications or the patents of our licensors. As a result, we may be required to file infringement claims to stop third-party infringement or unauthorized use. Such proceedings and/or litigation can be expensive—particularly for a company of our size—and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to enjoin the other party from using the technology at issue on the grounds that our patent claims do not cover its technology or that the factors necessary to grant an injunction are not satisfied. An adverse determination in such case could put one or more of our patents at risk of being invalidated, interpreted narrowly or amended such that they fail to cover or otherwise protect our product candidates. Moreover, such adverse determinations could subject our patent applications to the risk that they will not issue, or issue with limited and potentially inadequate scope to cover our product candidates.

        Interference, derivation or other proceedings brought at the USPTO may be necessary to determine the priority or patentability of inventions with respect to our patent applications or those of our licensors or potential partners. Litigation or USPTO proceedings brought by us may fail or may be invoked against us by third parties. Even if we are successful, domestic or foreign litigation, or USPTO or foreign patent office proceedings may result in substantial costs and distraction to our management. We may not be able, alone or with our licensors or potential partners, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other proceedings, there is a risk that we may, intentionally or incidentally, disclose some of our confidential information. In addition, during the course of this kind of litigation or proceedings, there could be public announcements of the results of hearings, motions or other interim proceedings or developments or public access to related documents. If investors perceive these results to be negative, the market price for our common stock could be significantly harmed.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

There has been no established public market for our common stock, the stock price of our common stock may be volatile or may decline and you may not be able to resell your shares at or above the offering price.

        Our common stock currently trades on the OTCQB Marketplace with very limited daily trading volume. In connection with this offering, we have applied to list our common stock on the NYSE MKT. The offering price for our common stock was determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the offering price. An active or liquid market in our common stock might not develop upon the closing of this offering or, if it does develop, it might not be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

  •
  limited daily trading volume resulting in the lack of a liquid market;

  •
  the success of, and fluctuations in, the commercial sales of VI2OLET and any product candidates approved for commercialization in the future;

  •
  the development status of our product candidates, including whether any of our product candidates receive regulatory approval;

  •
  regulatory or legal developments in the United States and foreign countries;

  •
  the results of our clinical trials and preclinical studies;

  •
  the clinical results of our competitors or potential competitors;

  •
  the execution of our partnering and manufacturing arrangements;

  •
  our execution of collaboration, co-promotion, licensing or other arrangements, and the timing of payments we may make or receive under these arrangements;

  •
  variations in the level of expenses related to our preclinical and clinical development programs, including relating to the timing of invoices from, and other billing practices of, our CROs and clinical trial sites;

  •
  variations in the level of expenses related to our commercialization activities, if any product candidates are approved;

  •
  the performance of third parties on whom we rely for clinical trials, manufacturing, marketing, sales and distribution, including their ability to comply with regulatory requirements;

  •
  overall performance of the equity markets;

  •
  changes in operating performance and stock market valuations of other pharmaceutical companies;

  •
  market conditions or trends in our industry or the economy as a whole;

  •
  the public's response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission, or the SEC, and announcements relating to acquisitions, strategic transactions, licenses, joint ventures, capital commitments, intellectual property, litigation or other disputes impacting us or our business;

  •
  developments with respect to intellectual property rights;

  •
  our commencement of, or involvement in, litigation;

  •
  FDA or foreign regulatory actions affecting us or our industry;

  •
  changes in the structure of healthcare payment systems;

  •
  the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

  •
  changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

  •
  ratings downgrades by any securities analysts who follow our common stock;

  •
  the development and sustainability of an active trading market for our common stock;

  •
  the size of our market float;

  •
  the expiration of market standoff or contractual lock-up agreements and future sales of our common stock by our officers, directors and significant stockholders;

  •
  recruitment or departure of key personnel;

  •
  changes in accounting principles;

  •
  other events or factors, including those resulting from war, incidents of terrorism, natural disasters or responses to these events; and

  •
  any other factors discussed in this prospectus.

        In addition, the stock markets, and in particular the NYSE MKT, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many pharmaceutical companies. Stock prices of many pharmaceutical companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Until our common stock is listed on a qualified national securities exchange or our common stock price exceeds $5 per share, our common stock will be considered a "penny stock" and will not qualify for exemption from the "penny stock" restrictions, which may make it more difficult for you to sell your shares.

        Prior to this offering, our common shares have traded on the OTCQB Marketplace at a price of less than $5.00 per share and, as a result, is considered a "penny stock" by the SEC and subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in "penny stocks." The SEC has adopted regulations which generally define a "penny stock" to be any equity security that is not listed on a qualified national securities exchange and that has a market price of less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, these rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule relating to the penny stock market. Disclosure is also required to be made about current quotations for the securities and commissions payable to both the broker-dealer and the registered representative. Finally, broker-dealers must send monthly statements to purchasers of penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As a result of our common shares being subject to the rules on penny stocks, the liquidity of our common shares may be adversely affected.

        In connection with this offering, we have applied to list our common stock on the NYSE MKT. To the extent that our common stock is listed on the NYSE MKT, and we meet certain minimum financial metrics, our common shares will no longer be considered a "penny stock."

We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

        Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

        We have identified material weaknesses in our internal control over financial reporting as of January 31, 2015. As defined in Regulation 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that we had the following material weaknesses in our internal control over financial reporting: (i) inadequate segregation of duties and ineffective risk assessment; and (ii) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines.

        Our accounting staff at January 31, 2015 consisted of a full-time accounting manager and an interim controller who was working full-time during quarterly reporting periods. The limited staff did not allow for effective internal control over financial reporting due to the lack of adequate segregation of duties and insufficient secondary review of GAAP related to the accounting for warrants, convertible notes payable and convertible redeemable preferred stock, accounting for stock-based compensation and the recording of liabilities in the appropriate reporting period commensurate with our financial reporting requirements. As a result, adjustments identified as part of the audit process were necessary to completely and accurately present the consolidated financial statements in accordance with GAAP. Consequently, post-closing adjustments during the year ended December 31, 2014 included increases to current liabilities, stockholders' deficit and net loss of approximately $69,000, $286,000 and $334,000, respectively, and a decrease to convertible redeemable preferred stock of approximately $289,000. Post-close entries for the one-month transition period ended January 31, 2015 included decreases to current liabilities and net loss of approximately $261,000 and $117,000, respectively.

        As of the date hereof, we have not remediated these material weaknesses. Subsequent to January 31, 2015, we have hired a controller who has extensive public company experience and is a certified public accountant and are also in the process of recruiting a full-time Chief Financial Officer. To better manage our internal systems and controls, we are currently implementing an enterprise resource planning system throughout the company. We also intend to implement the following changes during the year ending January 31, 2016: (i) appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management; and (ii) adopt sufficient written policies and procedures for accounting and financial reporting. The remediation efforts set out above are largely dependent upon our securing additional financing, including the proceeds from this offering, to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be materially and adversely affected. In addition, the implementation of these initiatives may not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting.

        Even if we develop effective internal control over financial reporting, such controls may become inadequate due to changes in conditions or the degree of compliance with such policies or procedures may deteriorate, which could result in the discovery of additional material weaknesses and deficiencies. In any event, the process of determining whether our existing internal control over financial reporting is compliant with Section 404 of the Sarbanes-Oxley Act, or Section 404, and sufficiently effective requires the investment of substantial time and resources, including by our Chief Executive Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to establish effective controls over financial reporting. The determination of whether or not our internal controls are sufficient and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We may also fail to timely complete our evaluation, testing and any remediation required to comply with Section 404.

        We are required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. However, for as long as we are a "smaller reporting company," our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. While we could be a smaller reporting company for an indefinite amount of time, and thus relieved of the above-mentioned attestation requirement, an independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management's assessment might not. Such undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

We will incur significantly-increased costs as a result of and devote substantial management time to operating as a newly-listed company on the NYSE MKT.

        As a newly-listed company on the NYSE MKT, we will incur significant legal, accounting and other expenses that we did not incur before when trading on the OTCQB Marketplace. For example, we will be subject to the rules and regulations subsequently implemented by the NYSE MKT, including changes in corporate governance practices. These requirements will increase our legal and financial compliance costs and will render some activities more time-consuming and costly. In addition, our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these listing requirements.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part upon the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Future sales of our common stock or securities convertible into our common stock may depress our stock price.

        Sales of a substantial number of shares of our common stock or securities convertible into our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering and the KIP private placement, we will have          outstanding shares of common stock, based on the number of shares outstanding as of January 31, 2015.            of these shares are subject to a lockup agreement that expires at least 180 days after the date of this prospectus, as more fully described in the section entitled "Shares Eligible for Future Sale." Moreover, we have registered all shares of common stock that we may issue under our equity compensation plan and may issue additional shares upon the exercise of warrants described elsewhere in this prospectus. These shares can be freely sold in the public market upon issuance, unless they are subject to the lock-up agreements described above and in the section entitled "Shares Eligible for Future Sale—Lock-Up/Market Standoff Agreements." If a large number of shares of our common stock or securities convertible into our common stock are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common stock and impede our ability to raise future capital. CRT Capital Group LLC, or CRT Capital, however, may permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the end of the lock-up period.

Our directors, executive officers and principal stockholders will continue to exert significant influence over us after this offering and could impede a change of corporate control.

        Upon completion of this offering and the KIP private placement, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate,          % of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to exert significant influence on matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, will have the ability to significantly influence the management and affairs of our company. Accordingly, this concentration of ownership could harm the market price of our common stock by:

  •
  delaying, deferring or preventing a change of control of us;

  •
  impeding a merger, consolidation, takeover or other business combination involving us; or

  •
  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

        See "Principal Stockholders" below for more information regarding the ownership of our outstanding stock by our executive officers, directors and holders of more than 5% of our common stock, together with their affiliates.

Delaware law and provisions in our certificate of incorporation and bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

        The anti-takeover provisions of the Delaware General Corporation Law, or DGCL, may discourage, delay or prevent a change of control by prohibiting us from engaging in a business combination with stockholders owning in excess of 15% of our outstanding voting stock for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

  •
  provide that our board of directors has the right to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director;

  •
  provide that only a majority of our board of directors or an officer instructed by the directors are authorized to call a special meeting of stockholders;

  •
  authorize the issuance of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval, and which may include rights superior to the rights of the holders of common stock; and

  •
  provide that our board of directors is expressly authorized to make, alter or repeal our bylaws.

        These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing so as to cause us to take certain corporate actions you desire.

We could be subject to claims based on the defective corporate acts ratified by us pursuant to Section 204 of the DGCL.

        On January 22, 2015, our board of directors ratified Series A preferred stock issuances made from April 11, 2014 to November 17, 2014 that were defective corporate acts under Section 204 of the DGCL, or Section 204. In March 2015, we subsequently filed a Certificate of Validation with the Secretary of State of the State of Delaware pursuant to Section 204 to validate such Series A preferred stock issuances as of the time of original issuance. Although we believe we have fully complied with the procedures and requirements of Section 204, there can be no assurance that claims that the defective corporate acts or putative stock ratified are void or voidable due to the identified failure of authorization, claims that the Delaware Court of Chancery should declare in its discretion that the ratification pursuant to Section 204 not be effective or be effective only on certain conditions or other claims related thereto, will not be asserted, and, if asserted, that any such claims will not be successful. Under Section 204, these claims must be brought within 120 days from the filing of the Certificate of Validation. If the ratification pursuant to Section 204 was not effective, then the issuance of the shares of Series A preferred stock would be invalid and we could have liability to holders of Series A preferred stock, including being subject to monetary damages and rescission rights.

We are a "smaller reporting company" and, as a result of the reduced disclosure and governance requirements applicable to smaller reporting companies, our common stock may be less attractive to investors.

        We are a "smaller reporting company," meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a "smaller reporting company" and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. As a "smaller reporting company," we are subject to lesser disclosure obligations in our SEC filings are compared to other issuers. Specifically, "smaller reporting companies" are able to provide simplified executive compensation disclosures in their filings, are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited consolidated financial statements in annual reports. Decreased disclosures in our SEC filings due to our status a "smaller reporting company" may make it harder for investors to analyze our operating results and financial prospects.

Because management has broad discretion as to the use of the net proceeds from this offering and the KIP private placement, you may not agree with how we use them, and such proceeds may not be applied successfully.

        Our management will have considerable discretion over the use of proceeds from this offering and the KIP private placement. We currently intend to use approximately $            of the net proceeds from this offering and the KIP private placement for research and development expenses associated with the development of our product candidates and research and development pipeline, along with approximately $            for marketing and advertising expense to build awareness and sell through volume at drug stores and supplement stores for VI2OLET, with the balance primarily used to fund working capital, capital expenditures and other general corporate purposes, including strategic hires. In addition, a portion of the net proceeds may also be used to acquire or in-license, as applicable, product candidates, technologies, compounds, other assets or complementary businesses. However, our management will have broad discretion in the application of the net proceeds from this offering and the KIP private placement and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock, or that you otherwise do not agree with. You will be relying on the judgment of our management concerning these uses and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The failure of our management to apply these funds effectively could, among other things, result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

        If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share after giving effect to this offering at a public offering price of $            per share as of January 31, 2015 and the KIP private placement, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the offering price when they purchased shares of our capital stock. You will experience additional dilution upon exercise of the outstanding warrants and outstanding stock options and other equity awards that may be granted under our 2014 Plan, and when we otherwise issue additional shares of our common stock. For more information, see "Dilution."

We have never paid cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

        We have never paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any cash dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. In lieu of payment in cash for accrued and unpaid interest on our Series A preferred stock, which interest we have classified as a "deemed dividend," we plan to issue            additional shares of our common stock to the holders of our Series A preferred stock in connection with this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future consolidated results of operations and financial position, our business strategy and plans, our objectives for future operations, our expectations for revenues and profitability, prospective products, market acceptance, the outcome of contingencies such as legal proceedings, anticipated market trends, our anticipated needs for working capital, current or planned clinical trials, anticipated research and development activities, anticipated commencement dates for clinical trials, anticipated completion dates for clinical trials, anticipated meetings with the FDA or other regulatory matters concerning our product candidates, anticipated dates for submissions to obtain required regulatory marketing approvals, anticipated dates for commercial introduction of products and other statements concerning our future operations and activities are forward-looking statements. The words "believe, "may," "will," "estimate," "potentially," "continue," "anticipate," "intend," "expect," "could," "would," "project," "plan" and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our consolidated financial condition, consolidated results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

        You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations.

        You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

 INDUSTRY AND MARKET DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including independent industry publications. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and our experience to date in, the markets for our products. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe that the information from these industry publications that is included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

 USE OF PROCEEDS

        We estimate that the net proceeds from our sale of shares of common stock in this offering, excluding the proceeds from the KIP private placement, at an assumed public offering price of $            per share, which represents the closing price of our common stock on the OTCQB Marketplace on            , 2015, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $             million, or $             million if the underwriters exercise their option to purchase additional shares in full. We also expect to receive net proceeds of $2.0 million from the sale by us of shares of our common stock in the KIP private placement, at a price of $1.85 per share, for an aggregate amount to be raised by us in this offering and the KIP private placement of $             million.

        As of January 31, 2015, we had cash of $1.3 million. We currently intend to use the net proceeds we receive from this offering and the KIP private placement, together with our existing cash, as follows:

  •
  approximately $                for research and development expenses associated with the development of our product candidates and research and development pipeline;

  •
  approximately $                for marketing and advertising expense to build awareness and sell through volume at drug stores and supplement stores for VI2OLET; and

  •
  the balance to be used primarily to fund working capital, capital expenditures and other general corporate purposes, including strategic hires.

        This expected use of the net proceeds from the offering and the KIP private placement represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with any certainty all of the particular uses for the net proceeds or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the status, results and timing of our current preclinical studies and ongoing clinical trials or clinical trials we may commence in the future, product approval process with the FDA, any collaborations that we may enter into with third parties and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and the KIP private placement.

        We believe that the net proceeds from this offering and the KIP private placement, together with our existing cash, will be sufficient to meet our anticipated cash requirements for at least the next 12 months. This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering and the KIP private placement, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend on numerous factors, including the ongoing status of and results from clinical trials and other studies, as well as any strategic collaborations that we may enter into with third parties for our product candidates, any in-licensing transactions or acquisitions, any unforeseen cash needs and the performance of our investments. We anticipate that additional financing will be needed in order to commercialize new product candidates and complete our current clinical trials. No assurance can be given that such additional financing will be available on terms acceptable to us, if at all.

        Pending their use as described above, we plan to invest the net proceeds in short-term, interest- bearing obligations, investment-grade instruments and certificates of deposit or guaranteed obligations of the U.S. government.

 DIVIDEND POLICY

        We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

 COMMON SHARE PRICE RANGE

        Prior to this offering, our common shares have been traded on the OTCQB Marketplace under the symbol "BPMX." Except for one quotation dated February 14, 2013 of $0.15, there were no reported quotations for our common stock during 2013.

        The following table sets forth, for each of the calendar periods indicated, the quarterly high and low bid prices for our common shares quoted on the OTCQB Marketplace. The prices in the table represent prices between dealers and do not include adjustments for retail markup, markdown or commission, and may not represent actual transactions.

Period	High	Low
Fiscal Year Ended December 31, 2014:
First Quarter (from March 3, 2014)	$0.15	$0.15
Second Quarter	0.15	0.15
Third Quarter	3.00	0.15
Fourth Quarter	3.50	2.01
Month Ended January 31, 2015	$3.00	$2.75
Fiscal Year Ending January 31, 2016:
First Quarter	$3.50	$2.00
Second Quarter (through May 13, 2015)	$3.50	$2.50

        The last reported sale price for our common shares on May 13, 2015 was $3.25 per share. As of April 30, 2015, there were approximately 57 registered holders of record of our common shares, based upon information received from our stock transfer agent. However, this number does not include beneficial owners whose shares were held of record by nominees, including broker-dealers. We believe that there are a significantly larger number of beneficial owners of shares of our common stock than the number of record holders. In connection with this offering, we have applied to list our common stock on the NYSE MKT under the symbol "BPMX."

CAPITALIZATION

        The following table sets forth our cash and capitalization as of January 31, 2015 on:

  •
  an actual basis;

  •
  a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our Series A preferred stock into shares of our common stock and the additional issuance of            shares of our common stock in lieu of payment in cash for accrued and unpaid interest on the Series A preferred stock, effective immediately upon receipt of approval to list on the NYSE MKT, (ii) the exercise of warrants in March and April 2015 and (iii) the issuance of                 additional shares of our common stock, based on an assumed public offering price of $        per share, which represents the closing price of our common stock on the OTCQB Marketplace on                         , 2015, pursuant to the warrant exercise agreements; and

  •
  a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments, (ii) the sale of shares of common stock by us in this offering, based on an assumed public offering price of $            per share, which represents the closing price of our common stock on the OTCQB Marketplace on            , 2015, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the sale of 1,081,081 shares (for an aggregate purchase price of $2.0 million at a price of $1.85 per share) of our common stock in the KIP private placement.

        The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual offering price and other terms of this offering determined at pricing.

        You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of January 31, 2015
	Actual	Pro forma	Pro forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash	$1,305	$	$

Series A convertible redeemable preferred stock, $0.001 par value; 10,000,000 shares authorized;
4,207,987 shares issued and outstanding actual, no shares issued or outstanding pro forma and pro forma as adjusted	6,823
Stockholders' deficit:
Common stock, $0.001 par value; 90,000,000 shares authorized;
11,415,416 shares issued and outstanding actual, shares issued and outstanding pro forma and shares issued and outstanding, pro forma as adjusted	11
Additional paid-in capital	4,416
Accumulated deficit	(10,634)

Total stockholders' deficit	(6,207)

Total capitalization	$2,173	$	$

(1)
A $1.00 increase or decrease in the assumed public offering price would increase or decrease our pro forma as adjusted cash, additional paid-in capital, total stockholders' equity and total capitalization by approximately $             million, assuming the number of shares offered by us, as

  set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

          The number of shares of our common stock to be outstanding after this offering and the KIP private placement is based on 11,415,416 shares of our common stock outstanding as of January 31, 2015, and excludes:

  •
  2,689,252 shares of common stock issuable upon the exercise of stock options outstanding as of January 31, 2015 with a weighted-average exercise price of $0.91 per share;

  •
  365,000 shares of common stock issuable upon the exercise of stock options granted after January 31, 2015, with a weighted-average exercise price of $3.00 per share;

  •
  2,321,009 shares of our common stock issuable upon the exercise of warrants outstanding as of January 31, 2015, with a weighted-average exercise price of $3.20 per share, not including certain warrants to purchase common stock that were exercised according to the warrant exercise agreements;

  •
  564,662 shares of our common stock issued upon the exercise of warrants after January 31, 2015, with an exercise price of $2.50 per share pursuant to the warrant exercise agreements;

  •
  1,043,000 shares of our common stock reserved for future issuance under our 2014 Plan as of January 31, 2015; and

  •
              shares of our common stock issuable upon exercise of warrants to be issued to the underwriters at an exercise price equal to the market price of our common stock at the time of the pricing of this offering.

 DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after this offering and the KIP private placement.

        As of January 31, 2015, our historical net tangible book value was approximately $0.5 million, or $0.04 per share of common stock. Our historical net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and our Series A preferred stock divided by the total number of shares of our common stock outstanding as of January 31, 2015.

        As of January 31, 2015, our pro forma net tangible book value was approximately $        million, or $        per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of January 31, 2015, assuming the automatic conversion of all outstanding shares of our Series A preferred stock into shares of our common stock and the additional issuance of         shares of common stock in lieu of payment in cash for accrued and unpaid interest on the Series A preferred stock, effective immediately upon receipt of approval to list on the NYSE MKT.

        After giving effect to our sale in this offering of            shares of our common stock, at an assumed public offering price of $            per share, which represents the closing price of our common stock on the OTCQB Marketplace on                        , 2015, and the sale of 1,081,081 shares (for an aggregate purchase price of $2.0 million at a price of $1.85 per share) of our common stock in the KIP private placement, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of January 31, 2015 would have been approximately $             million, or $            per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution of $            per share to investors purchasing shares in this offering, as follows:

Assumed offering price per share	$
Pro forma net tangible book value per share as of January 31, 2015	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering
Pro forma as adjusted net tangible book value per share after this offering
Pro forma as adjusted net tangible book value per share after this offering and the KIP private placement
Dilution in net tangible book value per share to new investors in this offering (not including the KIP private placement)	$
Dilution in net tangible book value per share to new investors in this offering (including the KIP private placement)	$

        If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share of our common stock after giving effect to this offering and the KIP private placement would be $            per share, and the dilution in net tangible book value per share to investors in this offering would be $            per share.

        A $1.00 increase or decrease in the assumed public offering price per share would increase or decrease our adjusted pro forma net tangible book value per share after this offering by approximately $             million, and dilution per share to new investors by approximately $            for an increase of

$1.00, or $            for a decrease of $1.00, after deducting the underwriting discount and estimated offering expenses payable by us

        To the extent that any outstanding options and warrants are exercised, investors will experience further dilution.

        The number of shares of our common stock to be outstanding after this offering and the KIP private placement is based on 11,415,416 shares of our common stock outstanding as of January 31, 2015, and excludes:

  •
  2,689,252 shares of common stock issuable upon the exercise of stock options outstanding as of January 31, 2015 with a weighted-average exercise price of $0.91 per share;

  •
  365,000 shares of common stock issuable upon the exercise of stock options granted after January 31, 2015, with a weighted-average exercise price of $3.00 per share;

  •
  2,321,009 shares of our common stock issuable upon the exercise of warrants outstanding as of January 31, 2015, with a weighted-average exercise price of $3.20 per share, not including certain warrants to purchase common stock that were exercised according to the warrant exercise agreements;

  •
  564,662 shares of our common stock issued upon the exercise of warrants after January 31, 2015, with an exercise price of $2.50 per share pursuant to the warrant exercise agreements;

  •
  1,043,000 shares of our common stock reserved for future issuance under our 2014 Plan as of January 31, 2015; and

  •
              shares of our common stock issuable upon exercise of warrants to be issued to the underwriters at an exercise price equal to the market price of our common stock at the time of the pricing of this offering.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated statement of operations data presented below for the one-month period ended January 31, 2015 and the years ended December 31, 2014 and 2013 and our selected audited consolidated balance sheet as of January 31, 2015 and December 31, 2014 and 2013 are derived from our audited financial statements included elsewhere in this prospectus. We derived the unaudited consolidated statements of operations data for the one-month period ended January 31, 2014 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, we consider necessary for a fair presentation of the financial information set forth in those statements. The following selected consolidated financial data should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes and other information included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

Consolidated Statements of Operations Data:

	Month ended January 31,		Year ended December 31,
	2015	2014	2014	2013
	(in thousands, except share and per share data)
		(Unaudited)
Revenue	$1	$—	$—	$—
Cost of goods sold	1	—	—	—

Gross margin	—	—	—	—
Operating expenses:
Research and development	365	103	2,519	671
Sales and marketing	378	73	2,299	132
General and administrative	401	165	2,953	711

Total operating expenses	1,144	341	7,771	1,514

Loss from operations	(1,144)	(341)	(7,771)	(1,514)
Other income	—	—	40	—
Interest expense, net		(23)	(76)	(74)

Net and comprehensive loss	(1,144)	(364)	(7,807)	(1,588)
Accretion on Series A convertible redeemable preferred stock	(43)	—	(163)	—
Deemed dividend on Series A convertible redeemable preferred stock	(50)	—	(159)	—

Net loss available to common stockholders	$(1,237)	$(364)	$(8,129)	$(1,588)

Basic and diluted net loss available to common stockholders per share	$(0.11)	$(0.05)	$(0.80)	$(0.22)

Shares used in computing basic and diluted net loss per share	11,408,000	7,750,000	10,217,000	7,119,000

Consolidated Balance Sheet Data:

		December 31,
	January 31, 2015
		2014	2013
	(in thousands, except share and per share data)
Cash	$1,305	$2,111	$3
Working capital	148	1,153	(732)
Total assets	2,173	2,990	371
Convertible notes payable	—	—	1,028
Series A convertible redeemable preferred stock, $0.001 par value; 10,000,000 shares authorized;
4,207,987, 4,207,987 and no shares issued and outstanding at January 31, 2015, December 31, 2014 and December 31, 2013, respectively (liquidation preference of $8.0 million as of January 31, 2015)	6,823	6,730	—
Common stock, $0.001 par value; 90,000,000 shares authorized;
11,415,416, 11,375,311 and 7,025,000 shares issued and outstanding at January 31, 2015, December 31, 2014 and December 31, 2013, respectively	11	11	7
Additional paid-in capital	4,416	4,372	306
Accumulated deficit	(10,634)	(9,490)	(1,683)
Total stockholders' deficit	(6,207)	(5,107)	(1,370)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

        We are a specialty pharmaceutical company focused on utilizing our proprietary drug delivery technologies to develop and commercialize novel prescription and OTC products that address large markets in women's health and dermatology. Our objective is to develop products that treat health or age-related conditions that: (1) are not presently being addressed or treated at all or (2) are currently treated with drug therapies or drug delivery approaches that are sub-optimal. Our strategy is designed to bring new products to market by identifying optimal delivery mechanisms and/or alternative applications for FDA-approved APIs and biological materials, while, in appropriate circumstances, reducing the time, cost and risk typically associated with new product development by taking advantage of the abbreviated regulatory pathway available for reformulated drugs that are bioequivalent to FDA-approved products. Our current platform technologies include innovative delivery mechanisms for molecular iodine and antibiotics.

        Since our inception, we have devoted substantially all of our efforts to developing our product candidates including conducting preclinical and clinical trials and providing general and administrative support for these operations. We are incurring research and development costs on two projects: molecular iodine and BPX01. The molecular iodine project includes an OTC dietary supplement version, or VI2OLET, for the alleviation of symptoms of FBC and BPX03, a prescription drug version, for the treatment of moderate to severe, periodic breast pain associated with FBC and cyclic mastalgia. We began shipping VI2OLET to retailers in December 2014. We commercially launched our breast health supplement at the end of 2014, although to-date we have generated a de minimis amount of revenue from product sales and we are not dependent on sales to any one customer. We have financed our operations primarily through the sale of equity securities and convertible debt securities from which we raised $9.6 million of net cash from our inception through January 31, 2015.

Share Exchange

        We were originally incorporated on August 30, 2010 in Nevada under the name Thompson Designs, Inc. On January 23, 2014, we (then operating as Thompson Designs, Inc.), BioPharmX, Inc. and stockholders of BioPharmX, Inc., who collectively owned 100% of BioPharmX, Inc., entered into and consummated transactions pursuant to the Share Exchange, whereby we issued to the stockholders of BioPharmX, Inc. an aggregate of 7,025,000 shares of our common stock, in exchange for 100% of the shares of BioPharmX, Inc. The shares of our common stock received by the stockholders of BioPharmX, Inc. in the Share Exchange constituted approximately 77.8% of our then issued and outstanding common stock, after giving effect to the issuance of shares pursuant to the share exchange agreement. As a result of the Share Exchange, BioPharmX, Inc. became our wholly-owned subsidiary. For accounting purposes, the Share Exchange was treated as a reverse acquisition with BioPharmX, Inc. as the acquirer and us as the acquired party, and as a result the historical financial statements prior to the Share Exchange included in this prospectus and registration statement are the historical financial statements of BioPharmX, Inc. On March 3, 2014, we changed our name to BioPharmX Corporation. On May 16, 2014, we reincorporated from Nevada to Delaware.

Results of Operations

Change in Fiscal Year End

        On March 26, 2015, our board of directors approved a change in our fiscal year end from December 31 to January 31, beginning January 31, 2015. References to any previous fiscal years mean the fiscal years ending on December 31.

Months Ended January 31, 2015 and 2014 and Years Ended December 31, 2014 and 2013

Revenue

        In the one-month period ended January 31, 2015, we recognized $1,000 of revenue. We did not recognize any revenue in the years ended December 31, 2014 and 2013. We shipped our first product to a retailer in December 2014. The product, our VI2OLET iodine dietary supplement, is a new product in the dietary supplement field.

Research and Development Expenses

        We expense both internal and external research and development expenses to operations as they are incurred.

One month ended January 31,				Year ended December 31,
2015	2014	Change	%	2014	2013	Change	%
	(Unaudited)
($ in thousands)
$365	$103	$262	254%	$2,519	$671	$1,848	275%

        Research and development expenses for the one-month periods ended January 31, 2015 and 2014 were $365,000 and $103,000, respectively. The year-over-year increase for January of $262,000 is primarily due to an increase in staffing. We employed three employees and four full-time consultants in January 2014 and increased our headcount to 13 employees and no full-time consultants in January 2015. Employee and consultant expense increased $201,000, including recruiting and relocation costs for new employees, and stock compensation expense increased $19,000 for January year-over-year. Additionally, costs increased $23,000 for regulatory and related legal expenses and one-time production costs related to producing our VI2OLET iodine dietary supplement. Laboratory expense for ongoing research and development on future products increased by $10,000. Overhead allocated to the research and development department increased by $6,000.

        Research and development expenses associated with our molecular iodine project for the one-month periods ended January 31, 2015 and 2014 were approximately $142,000 and $24,000, respectively. We anticipate commencing a Phase 3 study in 2016 for BPX03 following the completion of patient pilot studies.

        Research and development expenses for our BPX01 project for the one-month periods ended January 31, 2015 and 2014 were approximately $223,000 and $79,000, respectively. We expect to initiate our first Phase 2a clinical trial under an IND with the FDA in the first quarter of fiscal year 2016. We expect research and development expenses related to BPX01 to increase year over year, primarily due to the shift in expenses from internal to external for ramping clinical trial costs.

        Research and development expenses for the years ended December 31, 2014 and 2013 were $2.5 million and $671,000, respectively. The year-over-year increase of $1.8 million is primarily due to a $1.0 million increase in employees' salaries and $198,000 due to stock compensation expense during 2014. In 2013, we were using primarily consultants who were converted to employees in early 2014.

Additionally, costs increased $260,000 due to quality testing and one-time production costs related to producing our VI2OLET iodine dietary supplement. Laboratory expenses for ongoing research and development on future products increased by $121,000. Overhead allocated to the research and development department increased by $170,000.

        Research and development expenses for the year ended December 31, 2013 consisted primarily of employee and consultant compensation and non-employee stock compensation expense in the amount of $527,000 and laboratory supplies of $51,000.

        Research and development expenses for the molecular iodine project for the years ended December 31, 2014 and 2013 were approximately $866,000 and $67,000, respectively. During the year ended December 31, 2014, the majority of the expenses were related to the technology transfer from research and development to manufacturing consisting of logistics and testing of VI2OLET for the initial pilot production of the tablets and to establish quality and regulatory standards, along with the necessary cGMP processes for the product for larger scale manufacturing in the future.

        Research and development expenses for our BPX01 project for the years ended December 31, 2014 and 2013 were approximately $1.7 million and $605,000, respectively. During the year ended December 31, 2014, we incurred research and development expenses to advance the preclinical formulation and testing of BPX01 in preparation for technology transfer to pilot production in 2015.

        As of January 31, 2015, we had 13 employees in research and development.

Sales and Marketing Expenses

        We expense both sales and marketing expenses to operations as they are incurred. In the periods shown, costs are related to establishing our corporate brand and efforts related to our VI2OLET iodine dietary supplement.

One month ended January 31,				Year ended December 31,
2015	2014	Change	%	2014	2013	Change	%
	(Unaudited)
($ in thousands)
$378	$73	$305	418%	$2,299	$132	$2,167	1642%

        Sales and marketing expenses for the one-month periods ended January 31, 2015 and 2014 were $378,000 and $73,000, respectively. The year-over-year increase for January of $305,000 is primarily due to the ramp up in marketing and sales to launch our VI2OLET iodine dietary supplement. Sales and marketing compensation increased $53,000 and stock compensation increased $40,000 as a result of hiring former consultants as full-time employees in 2014. Outside agencies accounted for $135,000 of the year-over-year increase to accomplish the marketing goals for our new product. Marketing costs to launch our new product increased by $43,000 and travel increased by $6,000 from 2014 to 2015. Allocated overhead, consisting of facilities, insurance and maintenance expenses, increased by $7,000.

        Sales and marketing expenses for the years ended December 31, 2014 and 2013 were $2.3 million and $132,000, respectively. The year-over-year increase of $2.2 million is primarily due to the ramp up in marketing and sales to launch our VI2OLET iodine dietary supplement. Sales and marketing compensation increased $392,000 and stock compensation increased $140,000 as a result of hiring former consultants as full-time employees in 2014. Outside agencies accounted for $769,000 of the year-over-year increase to accomplish the marketing goals for our new product. Marketing costs to launch our new product increased by $496,000 and travel increased by $54,000 from 2013 to 2014. Allocated overhead, consisting of facilities, insurance and maintenance expenses, increased by $110,000.

        Sales and marketing expense for the year ended December 31, 2013 consisted primarily of consultant compensation and non-employee stock compensation expense in the amount of $93,000 and the cost of developing marketing strategy and material in the amount of $30,000.

        As of January 31, 2015, we had four employees in sales and marketing.

General and Administrative Expenses

        Our general and administrative expenses consist of the cost of our executive, finance, corporate development and other administrative functions.

One month ended January 31,				Year ended December 31,
2015	2014	Change	%	2014	2013	Change	%
	(Unaudited)
($ in thousands)
$401	$165	$236	143%	$2,953	$711	$2,242	315%

        General and administrative expenses for the one-month periods ended January 31, 2015 and 2014 were $401,000 and $165,000, respectively. The year-over-year increase for January of $236,000 is primarily due to the cost of the Share Exchange and overhead related to being a publicly-traded company, which increased costs by $181,000. Compensation increased by $31,000 due to the addition of two employees and $30,000 in stock compensation for employees and consultants. Travel expense was down $4,000 from the previous year. The remaining increase of $2,000 was due to allocated overhead and general office expenses.

        General and administrative expenses for the years ended December 31, 2014 and 2013 were $3.0 million and $711,000, respectively. The year-over-year increase of $2.2 million is primarily due to executive officer compensation of $500,000, the addition of support staff, which resulted in $1.0 million in cash compensation, $160,000 in stock compensation to an investor for service as a director and other consulting services and $658,000 in stock compensation for employees and consultants. The cost of the Share Exchange and overhead related to being a publicly-traded company increased costs by $318,000, including reporting, legal and audit expenses. Travel expense was up $63,000 from the previous year. The remaining increase of $170,000 was due to allocated overhead and general office expenses.

        General and administrative expenses for the year ended December 31, 2013 consisted primarily of compensation and benefits in the amount of $272,000, professional fees totaling $259,000 to our legal counsel and auditors and travel expense of $64,000, as well as other general and administrative expenses.

        As of January 31, 2015, we had six employees in the general and administrative category. We are currently seeking to fill several key strategic positions such as Chief Financial Officer and other specialized roles to advance our ability to scale.

Loss from Operations

        Loss from operations for the one-month periods ended January 31, 2015 and 2014 was $1.1 million and $341,000, respectively. The increase in the year-over-year loss is due to the increase in staff, the Share Exchange and ramp up of marketing and production for the launch of our first product.

        Loss from operations for the years ended December 31, 2014 and 2013 was $7.8 million and $1.5 million, respectively. The increase in the year-over-year loss is due to ramping up research and development, production and launch of our first product and the costs related to our Share Exchange, as well as increased costs associated with being a public company.

Net Loss

        Net loss for the one-month periods ended January 31, 2015 and 2014 was $1.1 million and $364,000, respectively.

        Net loss for the years ended December 31, 2014 and 2013 was $7.8 million and $1.6 million, respectively.

        Inflation did not have a material impact on our operations for either of the periods. Other than the foregoing, management knows of no trends, demands or uncertainties that are reasonably likely to have a material impact on our results of operations.

Capital Resources and Liquidity

        A summary of the sources and uses of cash is as follows (in thousands):

	Month ended January 31,		Year ended December 31,
	2015	2014	2014	2013
		(Unaudited)
Net cash used in operating activities	$(844)	$(384)	$(6,001)	$(1,080)
Net cash used in investing activities	—	(8)	(263)	(85)
Net cash provided by financing activities	38	749	8,372	1,030

Net increase (decrease) in cash	$(806)	$357	$2,108	$(135)

        Between September 2012 and March 2014, we issued 6% unsecured convertible notes to investors in the aggregate principal amount of $2.25 million. These notes had maturity dates from one to three years from the date of issuance, with principal and interest payable at maturity. The notes automatically converted into shares of our common stock on the completion of the Share Exchange in January 2014 and the closing of a financing in the amount of at least $2.0 million at a conversion price per share equal to 80% of the per share offering price of such financing.

        During the year ended December 31, 2014, we completed the private placement of shares of Series A preferred stock and warrants to purchase common stock. The private placement was consummated in a series of closings that occurred between April 2014 and November 2014. We sold to accredited investors and non-U.S. persons 4.2 million shares of Series A preferred stock at a per share price of $1.85 for net proceeds of approximately $7.3 million and issued to the investors, for no additional consideration, warrants to purchase in the aggregate 2.0 million shares of our common stock, at an exercise price of $3.70 per share pursuant to a series of subscription agreements.

        Additionally, under the subscription agreement with KIP, KIP is committed to purchase an additional 1,081,081 shares of Series A preferred stock at a per share price of $1.85 upon the achievement of certain milestones that would raise another $2.0 million in gross proceeds. The milestones include our receiving revenues of $2.0 million for our VI2OLET iodine dietary supplement or uplisting our stock to NYSE or NASDAQ. Two of our majority common stockholders and KIP also entered into a voting agreement whereby these stockholders agreed to (i) vote in favor of any merger or sale of us that has been approved by the board of directors and holders of at least 50% of the then outstanding shares of Series A preferred stock, and (ii) grant to KIP an irrevocable proxy to vote in favor of such business combination transaction. These stockholders also agreed to sell their shares to a purchaser in a transaction approved by holders of at least 67% of the then-outstanding shares of Series A preferred stock or 67% of the then-outstanding shares of common stock and Series A preferred stock in the aggregate.

        The following table summarizes total current assets, liabilities and working capital (in thousands).

	January 31, 2015	December 31, 2014
Current assets	$1,705	$2,520
Current liabilities	1,557	1,367

Working capital	$148	$1,153

        Net cash used for operating activities for the one-month period ended January 31, 2015 was $844,000. Cash used in operating activities was primarily due to a net loss for the one-month period ended January 31, 2015 of $1.1 million, which was partially offset by changes in operating assets and liabilities of $199,000 and stock compensation of $99,000. No cash was used in investing activities during the one-month period ended January 31, 2015.

        Net cash used for operating activities for the year ended December 31, 2014 was $6.0 million. Cash used in operating activities was primarily due to a net loss for the year ended December 31, 2014 of $7.8 million, which was partially offset by changes in operating assets and liabilities of $413,000, non-cash interest expense of $76,000, warrants issued for $99,000 and stock compensation of $1.2 million. Cash used in investing activities was primarily for acquisition of intellectual property and acquisition of property and equipment.

        Net cash used for operating activities for the year ended December 31, 2013 was $1.1 million. Cash used in operating activities was primarily due to a net loss for the year ended December 31, 2013 of $1.6 million which was partially offset by changes in operating assets and liabilities of $371,000, non-cash interest expense of $74,000 and stock compensation of $58,000. Cash used in investing activities was primarily for the acquisition of intellectual property and the acquisition of property and equipment.

        Net cash provided by financing activities for the one-month period ended January 31, 2015 was $38,000. This consisted of $38,000 of proceeds from issuance of common stock from option exercises. Net cash provided by financing activities for the years ended December 31, 2014 and 2013 was $8.4 million and $1.0 million, respectively. This consisted of $7.3 million in proceeds from issuing Series A preferred stock in the year ended December 31, 2014 and $1.0 million in proceeds from issuing convertible notes for each of the years ended December 31, 2014 and 2013.

Subsequent Events

        In March and April 2015, we amended certain warrants to reduce the exercise price of such warrants from $3.70 to $2.50 per share with a corresponding increase in the number of shares of common stock exercisable under the warrants so that the aggregate exercise value of such warrants remained the same. As of April 1, 2015, the holders had exercised such warrants for an aggregate of 564,662 shares of common stock for an aggregate cash exercise price of $1,411,655.

Going Concern

        As reflected in the accompanying consolidated financial statements, those consolidated financial statements have been prepared assuming we will continue as a going concern. We have incurred recurring losses and negative cash flows from operations since inception. We have not historically generated revenues and have funded our operating losses through the issuance of convertible notes payable and Series A preferred stock. We have a limited operating history and our prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the industry.

        The significant risks described herein could have a significant negative impact on our financial viability and raise substantial doubt about our ability to continue as a going concern. We are working on our business model to increase working capital by managing our cash flow, securing financing and introducing our first product to market.

        Risks include, but are not limited to, the uncertainty of availability of additional financing and the uncertainty of achieving future profitability. We intend to raise additional funds through the issuance of equity securities. There can be no assurance that such financing will be available or on terms that are favorable to us. If we fail to complete our clinical trials in a timely manner, we will need to further revise the amount of additional funding we will require. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending could have a material adverse effect on our ability to achieve our intended business objectives. These factors raise substantial doubt about our ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

        As shown in the accompanying consolidated financial statements, we incurred a net loss of $1.1 million and $364,000 during the one-month periods ended January 31, 2015 and 2014, respectively, and $7.8 million and $1.6 million during the years ended December 31, 2014 and 2013, respectively, and have an accumulated deficit of $10.6 million as of January 31, 2015. As of January 31, 2015, we had working capital of $148,000. While we believe that we have a plan to fund ongoing operations, there is no assurance that our plan will be successfully implemented. We are experiencing the following risks and uncertainties in the business:

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  The discovery of key raw materials to formulate novel products depends upon our ability to identify, negotiate and secure procurement of such materials. This also depends on our ability to establish comprehensive and long-term vendor contracts and relationships.

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  Our ability to compete and to achieve our product platform strategy depends upon our ability to protect our proprietary discoveries and technologies. We currently rely on a combination of copyrights, trademarks, trade secret laws and confidentiality agreements to protect our intellectual property rights. We also rely upon unpatented know-how and continuing technological innovation.

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  Our continued operations are dependent upon our ability to identify, recruit and retain adequate management personnel and contractors to perform certain jobs such as research and development, patent generation, regulatory affairs and general administrative functions. We require highly trained professionals of varying levels and experience along with a flexible work force.

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  Our ability to generate income in the short run will depend greatly on the rate of adoption and ability to establish a market for our VI2OLET iodine dietary supplement.

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  Research and development for novel prescription or OTC-based products can be very extensive and lengthy in nature; and the clinical trial process with the FDA can require significant funding and time-consuming patient studies. The competitive landscape could change significantly over the time period to complete targeted product development milestones. The current competition for our products could also turn into strategic partners or potential acquirers in the future.

        We believe that the anticipated net proceeds from this offering, together with our existing cash, will be sufficient to meet our anticipated cash requirements for at least the next 12 months. If we are unsuccessful at obtaining sufficient funding through this offering, we plan to raise capital through sales of our equity or debt securities to fund ongoing operations. Equity funding could include proceeds from the exercise of existing warrants outstanding, a private placement of additional preferred stock or issuance of convertible debt. No assurance can be given that these funds may be available on terms that are favorable to us, if at all. If we are unable to raise capital in a timely manner, we may be required to curtail some aspects of our business, such as next phase testing of new products. At this time, there is no assurance that the market will accept our sole product on the market, the VI2OLET iodine dietary supplement, and the rate of adoption is unknown. VI2OLET may not produce sufficient revenues in the next 12 months to support our extensive research and development efforts on other products, and therefore outside funding may be our primary option to fund operations. We do not have any existing loans, commitments or demands that would materially increase or decrease our liquidity.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which converges the FASB and the International Accounting Standards Board standards on revenue recognition. Areas of revenue recognition that will be affected include, but are not limited to, transfer of control, variable consideration, allocation of transfer pricing, licenses, time value of money, contract costs and disclosures. This guidance is effective for the fiscal years and interim reporting periods beginning after December 15, 2016. We are currently evaluating the impact that the adoption of ASU 2014-09 will have on our consolidated financial statements and related disclosures.

        On June 10, 2014, the FASB issued ASU 2014-10, Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation, or ASU 2014-10, which eliminates the definition of a development stage entity, eliminates the development stage presentation and disclosure requirements under Accounting Standards Codification, or ASC, 915 Development Stage Entities, or ASC 915, and amends provisions of existing variable interest entity guidance under ASC 810 Consolidation. As a result of the changes, entities that meet the former definition of a development stage entity will no longer be required to: (1) present inception-to-date information in the statements of income, cash flows and stockholder equity; (2) label the financial statements as those of a development stage entity; (3) disclose a description of the development stage activities in which the entity is engaged; and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. Furthermore, ASU 2014-10 clarifies disclosures about risks and uncertainties under ASC Topic 275, Risks and Uncertainties, that apply to companies that have not commenced planned principal operations. Finally, variable interest entity rules no longer contain an exception for development stage entities and, as a result, development stage entities will have to be evaluated for consolidation in the same manner as non-development stage entities.

        Under ASU 2014-10, entities are no longer required to apply the presentation and disclosure provisions of ASC 915 during annual periods beginning after December 15, 2014. In addition, the revisions to the consolidation standards are effective for annual periods beginning after December 15, 2015. Early adoption is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued (public business entities) or made available for issuance (other entities).

        We have adopted ASU 2014-10 effective as of its issuance date. Adoption of this standard had no impact on our financial position, results of operations, or cash flows; however, the presentation of the consolidated financial statements and related disclosures in the notes to the consolidated financial statements has been changed to eliminate the disclosures that are no longer required.

        In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern, or ASU 2014-15. This standard includes guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern within one year after the financial statements are issued. If conditions or events raise substantial doubt, the entity must disclose the conditions or events that raise substantial doubt about the entity's ability to continue as a going concern, management's evaluation of those conditions or events, and management's plans to mitigate the conditions or events. This update is effective for interim and annual reporting periods beginning after December 15, 2016. Early adoption is permitted. We are currently evaluating the impact that the adoption of ASU 2014-15 will have on our consolidated financial statements and related disclosures.

        We have reviewed other recent accounting pronouncements and concluded they are either not applicable to the business, or no material effect is expected on the consolidated financial statements as a result of future adoption.

Critical Accounting Policies

        Our consolidated financial statements and related financial information are based on the application of accounting principles generally accepted in the United States. GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expense amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

        Our significant accounting policies are summarized in Note 3 of our audited consolidated financial statements. While all these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates and such differences may be material to the financial statements. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would have an effect on our results of operations, financial position or liquidity for the periods presented in this prospectus.

        We believe the following critical accounting policies and procedures, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

        We shipped our first product to a retailer in December 2014. The product, our VI2OLET iodine dietary supplement, is a new product in the dietary supplement field. Revenue is recognized provided that persuasive evidence of a sales arrangement exists, the price is fixed or determinable, title and risk of loss has transferred, calculability of the resulting receivable is reasonably assured, there are no customer acceptance requirements and we do not have any significant post-shipment obligations. We recognize revenue on a sell through basis since we do not have the historical information to estimate product returns. As a result, we account for these product shipments using a deferred revenue recognition model. Under the deferred revenue recognition model, we do not recognize revenue upon product shipment. For these product shipments, we invoice the reseller, record deferred revenue at gross invoice sales price and classify the cost basis of the product held by the wholesaler as a component of inventory. We recognize revenue when product is sold by the reseller to the end user, on a first-in first-out (FIFO) basis.

Stock-Based Compensation

        We account for stock-based employee compensation arrangements, which requires the recognition of compensation expense, using a fair value–based method for costs related to all employee share-based payments, including stock options. We estimate the fair value of share-based payment awards on the date of grant using an option pricing model. All option grants have been expensed on a straight-line basis over their vesting period. Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest.

        For the one-month periods ended January 31, 2015 and 2014 and the years ended December 31, 2014 and 2013, stock-based compensation was $99,000, $11,000, $1.2 million and $58,000, respectively.

Off Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "special purpose entities."

BUSINESS

Overview

        We are a specialty pharmaceutical company focused on utilizing our proprietary drug delivery technologies to develop and commercialize novel prescription and OTC products that address large markets in women's health and dermatology. Our objective is to develop products that treat health or age-related conditions that: (1) are not presently being addressed or treated at all or (2) are currently treated with drug therapies or drug delivery approaches that are sub-optimal. Our strategy is designed to bring new products to market by identifying optimal delivery mechanisms and/or alternative applications for FDA-approved APIs, while, in appropriate circumstances, reducing the time, cost and risk typically associated with new product development by repurposing drugs with demonstrated safety profiles and when applicable, taking advantage of the regulatory approval pathway under Section 505(b)(2). We believe these approaches may reduce drug development risk and could reduce the time and resources we spend during development. Our current platform technologies include innovative delivery mechanisms for molecular iodine and antibiotics.

        Our first commercial product, VI2OLET iodine, is a once-a-day OTC dietary supplement molecular iodine tablet that promotes overall breast health and alleviates the common symptoms associated with FBC, such as tenderness, aches and swelling. We launched VI2OLET iodine in December 2014 in online stores and are rolling out the product in drug store and retail chains throughout the United States. We are also developing a prescription molecular iodine tablet, BPX03, for the treatment of moderate to severe, periodic breast pain associated with FBC and cyclic mastalgia, intended for global distribution, where prescription treatments are more prevalent due to regulatory requirements. We are preparing to conduct clinical studies under IRB oversight to inform the study design for our Phase 3 safety and efficacy studies. We are planning to commence our first Phase 3 clinical trial for BPX03 to support FDA and foreign regulatory requirements upon completion of the IRB studies. We will seek approval only in those countries where we will seek to market the prescription product. It is our intent to commence a Phase 3 study in 2016.

        We are also developing BPX01, a non-lipophilic, topical antibiotic for the treatment of acne. BPX01 contains a novel formulation and utilizes a transepidermal delivery mechanism for minocycline that we believe has the potential to kill p. acnes bacteria without the systemic side effects of orally-administered antibiotics. As BPX01 contains an API that is well known, it is expected to possess anti-inflammatory properties, which reduce swelling and redness. We are currently conducting an animal toxicity study, after which we expect to submit our IND to the FDA to initiate our first Phase 2a clinical trial of BPX01. We are also preparing to conduct a bridging safety study using oral minocycline as the comparator and a Phase 2 dose-finding clinical study for BPX01. We intend to pursue regulatory approval under Section 505(b)(2). We believe the Section 505(b)(2) regulatory pathway, which permits us to rely in part on the FDA's prior findings of safety and/or efficacy for an approved product, may reduce the drug development risk and could reduce the time and resources we spend during development of BPX01. We believe our design approach for transepidermal delivery may also be utilized with other APIs.

        Our product pipeline includes additional applications for the delivery of iodine, FDA-approved antibiotics and biologics. Product candidates may be developed for delivery in oral, topical, inhalant and/or injectable forms depending on the platform technology employed and the underlying condition being treated.

Target Markets

Overview

        We believe that the industry dynamics in the areas of women's health and dermatology represent significant opportunities for innovative new products to emerge as attractive solutions for unmet needs in multi-billion dollar therapeutic categories. In particular, we believe that both the women's health and dermatology markets are large specialty markets with significant global patient demand. We believe that our focus on these markets coupled with our proprietary platform technologies will enable us to develop and commercialize attractive products within these areas of women's health and dermatology.

Overview of the Women's Health Market

        Women's health is a discipline within the field of medicine focused on the prevention and treatment of health concerns that are unique to females. Recently, there have been positive changes in government and private sector support for women's health research, including new policies and regulations and the organization of research efforts.

        In a 2010 report, the Institute of Medicine, or IOM, found that women's health research has contributed to significant progress over the past 20 years in lessening the burden of disease and reducing deaths from some conditions for women, while other conditions have seen only moderate change or even little or no change. Gaps remain, both in research areas and in the application of results to benefit women in general and across multiple population groups. According to a 2010 WebMD feature, the top five women's health concerns by incidence rate are set forth below, with incidence rates provided by various sources including the Women's Heart Foundation (heart disease incidence), the American Cancer Society (breast cancer incidence), Depression Perception (depression incidence), Centers for Disease Control and Prevention (autoimmune disease incidence) and the Journal of Bone and Mineral Research (osteoporosis incidence).

        None of our current products or product candidates address or are intended to address any of the conditions in the table above.

Overview of the Dermatology Market

        According to IBISWorld's 2011 market research report on the dermatologist industry, the dermatology industry is expected to perform strongly over the five-year period ending in 2016. Projected industry revenue is expected to grow at an average annual rate of 5.4% to an estimated $13.1 billion in 2016. We believe that there is a correlation between the dermatology industry and the economy. As the unemployment rate rose in 2009, more Americans lost health insurance coverage, resulting in fewer patient visits to dermatologists. This industry was unable to avoid the effects of the recession, with revenue contracting 5.0% in 2009. Cosmetic dermatology procedures in particular experienced the largest contraction, due to their dependence on per capita disposable income levels. If general economic conditions improve, the dermatology industry is projected to benefit from such improvement. Higher employment levels may increase per capita disposable income growth for consumers, which we believe will boost demand for cosmetic procedures, one of the fastest-growing segments for the industry during the five-year period ending in 2011. From 2006 to 2011, the number of dermatological offices grew an average of 2.3% per year, totaling approximately 8,000 establishments. A growing number of dermatologists have expanded their practices in cosmetic and/or aesthetic dermatology as many of these procedures are private pay and demand is growing for new anti-aging products and therapies such as dermal fillers, Botox and laser treatments. This industry had profit margins averaging 21.0% in 2012.

        We are focused on both therapeutic and cosmetic dermatology and it is our view that in the last several years, there has been limited new product development in acne therapeutics. We believe that the acne treatment market is ready for new treatments that can reduce both side effects currently seen with available drugs and drug resistance that has occurred with currently-available topical products.

Products and Pipeline

Overview

        We have developed our product portfolio using our proprietary drug delivery technologies including innovative delivery mechanisms for molecular iodine and antibiotics. We currently have one marketed product, VI2OLET iodine dietary supplement, and two clinical-stage product candidates, BPX01 and BPX03.

        The following table presents a summary of our marketed products and clinical-stage product candidates:

Molecular Iodine for VI2OLET Iodine and BPX03

The Role of Iodine in the Body

        Iodine's primary role in the body is as a raw material for the creation of thyroid hormones T3 and T4. The thyroid absorbs iodine to make and release these hormones into the bloodstream which are responsible for modulating critical bodily functions including, but not limited to, increasing the basal metabolic rate, affecting protein synthesis, regulating long bone growth and neural maturation. In addition to supporting proper thyroid function, iodine also plays an important role in the maintenance of healthy breasts.

        There are two elemental forms of iodine used by the human body: iodide, or I[ib]-, and molecular iodine. Iodine is an unstable element as it reacts with its surrounding environment and loses its useful properties during oxidization. For this reason, scientists typically combine potassium, or K, with iodide (I[ib]-) to form potassium iodide, or KI, which is a stable form of iodine the body can use. The thyroid more readily absorbs iodide (I[ib]-) compared to molecular iodine, making iodide (I[ib]-) a more efficient form of iodine for promoting proper thyroid function. According to a 2009 article by Carmen Aceves, et al., molecular iodine is a more effective form of iodine to support breast health.

Iodine Deficiency and its Role in Breast Health

        According to a 1998 article by JG Hollowell et al., between the 1970s and 1990s, moderate to severe iodine deficiency in the United States increased more than four-fold. Urinary iodine concentration, a proxy for iodine intake, decreased more than 50% between 1971-1974 and 1988-1994. This decline in iodine intake over the last several decades has been proposed as potentially due to (1) a decrease in the amount of iodine found in food, such as in bread, and (2) active campaigns against salt consumption based on fears of its relationship to hypertension and cardiovascular disease. This decline in iodine intake is particularly relevant to pre-menopausal women given the role that iodine plays in breast health and in FBC.

        The Institute of Medicine Food and Nutrition Board recommended dietary allowance, or RDA, for iodine is 150 to 290 micrograms, or mcg, for adults, and a tolerable upper limit at 1,100 mcg per day. These levels of iodine intake may be insufficient to promote proper breast health in women. For example, according to a 2008 article by Lyn Patrick, Japanese women, who have historically consumed between 5,280 mcg and 13,800 mcg of iodine daily, primarily due to the high iodine content of seaweed, which is a staple of a Japanese diet, experienced breast cancer rates roughly one-third of those found in American women. Further, Japanese women who immigrate to the United States from Japan see a smaller difference in the incidence of breast cancer as they consume considerably less seaweed and other forms of iodine in their diet. In addition to this study, increased intake of iodine (daily doses in the range of 3,000 mcg to 6,000 mcg) has been shown to have positive effects on other iodine deficiency–related health conditions such as FBC. In both instances, greater iodine consumption has been observed to promote breast health without adverse side effects even at dosages well in excess of an adult's RDA.

Fibrocystic Breast Condition

        FBC is a common condition associated with hormonal imbalances during a woman's menstrual cycle. In women with FBC, the relationship between cell growth and cell turnover is out of balance, resulting in excess breast tissue applying pressure to breast nerve tissue during certain portions of the menstrual cycle, which causes the common symptoms of FBC, such as tenderness, aches and swelling. These common symptoms of FBC affect over 50% of women of childbearing age in the United States according to a 1990 article by Susan Norwood, which the U.S. Census Bureau cites as being approximately 37.5 million women as of 2010. In the U.S. retail market, a monthly supply of our

VI2OLET iodine dietary supplement carries a manufacturer's suggested retail price, or MSRP, of $44.99 per consumer.

        Clinical studies have shown that a daily regimen of molecular iodine can provide relief from cyclic breast discomfort associated with FBC. Molecular iodine's anti-proliferative and apoptotic activity in breast tissue makes it an effective therapeutic for FBC as it counteracts the increased cellular growth caused by the hormone imbalance. According to a 1993 article by William Ghent et al., molecular iodine has been used in clinical trials in over 1,400 women over three decades and a clinical study showed that 72% of women experienced improvement in their breast discomfort. Following a series of uncontrolled clinical studies with different forms of iodine, William Ghent et al. concluded that molecular iodine is the optimal form of iodine for treating FBC.

        Molecular iodine has been shown to alleviate symptoms associated with FBC. Molecular iodine is unstable in the presence of many commonly-used tablet excipient ingredients. We have used our proprietary platform technologies to develop a patented tablet formulation that utilizes a combination of stable iodine compounds that form molecular iodine in an acidic environment, such as the stomach.

VI2OLET Iodine

        Our first commercial product, VI2OLET iodine, is a patented OTC molecular iodine dietary supplement that addresses cyclic breast discomfort and is clinically demonstrated to alleviate the symptoms associated with FBC including tenderness, aches and swelling. Our patented molecular iodine formula is delivered to breast tissue and is intended to reduce the breast cell build-up that results in breast discomfort. Women who suffer from menstrual-related breast discomfort are recommended to take one tablet per day on an empty stomach for at least 60 days to realize initial symptom relief. They may take a second tablet every evening if they have more severe symptoms. Additionally, with consistent daily use, VI2OLET iodine has been shown to help maintain healthy breast tissue.

        The packaging images above show the front and back graphics of VI2OLET iodine, which was commercially launched in December 2014 in online stores. The package prominently features the condition it addresses at the top and highlights three of the primary/most common symptoms on the front panel. The back includes critical information regarding (1) suggested use (2) general precautions (3) supplement facts/ingredients and (4) FDA disclaimer. It also states that the two iodine ingredients form molecular iodine when ingested.

        The product is currently available for sale in approximately 2,960 CVS retail pharmacies and 650 Vitamin Shoppe stores throughout the United States, as well as online through drugstore.com and walgreens.com.

        The commercial launch of our VI2OLET iodine dietary supplement is supported by an extensive consumer marketing program targeting women between the ages of 30 and 44. With a combination of brand and shopper marketing, both nationally and locally, we generate awareness, engagement, education, consideration and purchase interest:

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  TV programming:  Roll out nationally-syndicated TV programs in 156 markets with various segments to feature celebrity OB/GYN Dr. Lisa Masterson, who discusses FBC and introduces the VI2OLET iodine brand as a unique new solution.

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  Print advertising:  Utilize a variety of national women's beauty/fashion magazines. Symptom-focused ads highlight emotion/frustration that women feel and prompt social sharing using our campaign slogan GET IT OFF YOUR CHEST.

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  Digital advertising:  Target women through search, display and social media campaigns.

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  Social Channels:  Promote content on VI2OLET iodine brand channels to drive consumer education and engagement.

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  Public Relations:  Drive mass editorial coverage in lifestyle, health/wellness, beauty and fashion content in consumer magazines as well as television, newsprint and online.

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  Influencer relations:  Partner with key influencers to promote the VI2OLET iodine brand to their female audiences. Also, craft custom content to drive education and awareness with influential women's lifestyle sites.

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  Sample program:  Provide health care practitioners, or HCPs, with samples of VI2OLET iodine sixty-day starter packs.

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  Geo-targeted marketing:  Capitalize on retailer tie-ins and local events in specific markets.

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  In-store programs:  Extend awareness and education at point of purchase through online campaigns, in-store print, mobile incentive programs and displays.

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  HCP program:  Build on HCP education and activation program initiated in mid-2014. Target HCP specialties include OB/GYNs, family practice, plastic surgeons, naturopaths, nurse practitioners and pharmacists.

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  Medical Advisory Board (MAB):  Support MAB, which was launched in late 2014 and which consists of breast health subject matter experts and key opinion leaders. The MAB's role includes clinical study guidance, identification of products to fill treatment gaps and marketing program advisement.

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  Continuing Medical Education (CME):  Provide ongoing CME programs. Partnered with a leading women's health CME provider to develop a molecular iodine curriculum, which was delivered via multiple channels to over 5,000 women's health care practitioners in late 2014.

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  Trade shows:  Exhibit at key trade shows to raise awareness and interest in VI2OLET iodine. Key tradeshows include The American College of Obstetrics and Gynecology, American Academy of Family Physician and the American Academy of Nurse Practitioners.

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  Digital Marketing:  Push information to key specialties via e-blasts and banner ads on targeted professional websites.

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  Branded Advertising:  Promote VI2OLET iodine dietary supplement in key trade publications such as Pharmacy Times and Contemporary OB/GYN via branded informational articles.

BPX03

        In addition to our VI2OLET iodine dietary supplement, we are also developing BPX03, a prescription drug version of our molecular iodine tablet for the treatment of moderate to severe, periodic breast pain associated with FBC and cyclic mastalgia. We have in-licensed the patent rights to a set of iodine technologies. The licensors previously sponsored and completed Phase 1 and Phase 2 clinical studies and conducted a Phase 3 trial that was stopped early due to insufficient funds under their IND, which they later withdrew. We are developing the prescription iodine drug candidate studied by the prior sponsor and refer to both the prior sponsor's investigational drug and our investigational drug as BPX03. We intend to approach the FDA in 2016 for a pre-IND discussion regarding the study design for our Phase 3 clinical trials intended to commence in 2016 with a new IND submission.

Phase 1 Clinical Results

        In 1999, the prior sponsor completed a Phase 1 pharmacokinetic study of 18 subjects that assessed the levels of molecular iodine in the blood plasma and urine and give a preliminary indication regarding safety. The blood plasma and urine results demonstrated the expected relationship between increased bioavailability and increasing dose. All adverse events were adjudicated to be unrelated to the study drug.

Phase 2 Clinical Results

        In 2000, the prior sponsor completed a Phase 2 double-blind, randomized, placebo-controlled clinical trial of 111 subjects in the United States. As part of the clinical trial protocol, subjects were treated for six months with dosing of BPX03 of 1.5 mg, 3.0 mg or 6.0 mg daily or with placebo. After a six-month treatment period, subjects were monitored for an additional two-month observation period. The Phase 2 clinical trial subjects experienced no statistically significant increase in incidence, severity or causality of treatment-emergent adverse events in comparison to placebo. In addition, although no single doses were statistically significantly different from placebo on the primary analysis of the primary efficacy endpoint, the Phase 2 clinical trial demonstrated a statistically significant improvement (p=0.016) in subjects taking 3.0 mg and 6.0 mg dosages in comparison to the subjects taking the 1.5 mg dosage and placebo for the primary efficacy endpoint of improvement in breast pain, tenderness and nodularity using the Lewin pain scale. Statistical significance is described for clinical studies using a "p-value." Lower p-values indicate that results are more statistically significant. If a result has a p-value of less than 0.05, or 5%, it is generally considered to be statistically significant.

Phase 3 Clinical Results

        The prior sponsor of BPX03 conducted a 142-patient Phase 3 clinical trial with 55 investigators from May 2005 until March 2008. The study was designed to evaluate the safety and efficacy of the product candidate for the treatment of mild to severe cyclic pain associated with FBC. In the study, patients were dosed once a day for up to six months with either an active 6.0 mg tablet or placebo. Although the study was therefore not powered as originally designed to make definitive conclusions related to safety or efficacy, the study did not meet its primary efficacy endpoint of percentage of subjects with a 50% or greater reduction in their average clinical pain during their final menstrual cycle as compared to baseline and no demonstrated increase in concomitant analgesia use during their final menstrual cycle as compared to baseline. The ratio of patients demonstrating the primary pain response in the intent-to-treat population did not differ (p=0.757) between treatment (n=61; 56%) and placebo (n=65; 68%). In addition, no statistical difference (p=0.8968) was observed in a key secondary endpoint—the percentage of women demonstrating a reduction in nodularity of at least 25% in the physician breast examination between treatment (38/61) and placebo (39/65).

        The study was not completed due to insufficient funds and lack of enrollment completion (142 patients were analyzed out of the intended 175 patients) from May 2005 until March 2008.

Iodine Pilot Studies

        We plan to initiate one pilot study that will provide safety data and also inform the design of our Phase 3 studies. This study will also evaluate clinical safety and efficacy metrics and provide a basis for powering the clinical study size for our pivotal Phase 3 trials.

        We anticipate that the study design will be a randomized, placebo-controlled, double-blind, multi-site study of approximately 50 female subjects of reproductive age with cyclic breast pain. The study will include a six-month treatment period.

        We plan to initiate a small second pilot study at a single site to address metrics for breast density.

Planned Phase 3 Clinical Program

        We expect to approach the FDA with a pre-IND meeting request in 2016 to discuss performing our first global, multi-site Phase 3 clinical trial in the United States, China and the European Union. The study design will be a multi-site, randomized, double-blind, placebo-controlled study. The study will assess safety and efficacy in healthy, pre-menopausal women who have moderate to severe, periodic breast pain associated with symptomatic FBC and cyclic mastalgia. The results of the pilot studies discussed above will be used to help us design the Phase 3 trials with respect to patient inclusion criteria, safety and efficacy metrics and clinical study size. We believe that these pilot studies will enable us to conduct the Phase 3 studies more efficiently.

Regulatory Pathway

        Should we decide to pursue approval of BPX03 in the United States, we would submit a full 505(b)(1) NDA. Prior to submission of any NDA for BPX03, at a minimum, we would need to validate any PROs used in our Phase 3 studies, complete two successful adequate and well-controlled Phase 3 studies, expose sufficient patients to our proposed formulation, including long-term exposure, conduct a two-year carcinogenicity study in rodents and address potential teratogenicity concerns, potentially including a REMS to prevent inadvertent exposure to pregnant women.

Topical Antibiotics for the Treatment of Acne and Cutaneous Bacterial Infection (BPX01)

Overview

        According to an article in Forefront Dermatology, acne affects almost 90% of people in western societies during their teenage years and may persist into adulthood. Globally, acne affects approximately 650 million people, or about 9.4% of the population according to a 2012 article in The Lancet. In the United States alone, acne affects between 40 million and 50 million people each year according to the American Academy of Dermatology. More severe acne can cause trauma to those suffering from it. In addition to carrying a substantial risk of permanent facial scarring, acne can cause psychological strain, social withdrawal and lowered self esteem. Early treatment is often suggested to help address the long-term implications associated with acne.

Causes

        Acne is characterized by areas of scaly red skin, non-inflammatory blackheads and whiteheads, inflammatory lesions, papules and pustules and occasionally boils and scarring. Acne is typically caused by four major factors: (1) hyper-cornification of the keratinocytes that line the follicular infundibulum resulting in blockage of the hair follicle creating an anaerobic environment; (2) endogenous p. acnes bacteria multiplies under the anaerobic condition generating inflammatory cytokines; (3) these inflammatory cytokines stimulate the sebocytes within the sebaceous glands to produce more sebum; and (4) this increased sebum is fed upon by the p. acnes aggravating the infection and resulting in acne. As the sebaceous glands grow in size and become clinically inflamed, they form inflammatory acne.

Treatment Options and Their Limitations

        Acne is commonly treated with OTC topical products, as well as topical and oral prescription therapies. OTC topical drugs typically have similar formulations utilizing one of a few active ingredients (such as benzoyl peroxide and salicylic acid), which have shown in studies to be effective in managing mild acne. According to 2015 IBISWorld data, the market for OTC acne treatments in 2015 is estimated to be approximately $644 million, with products by Neutrogena, Clean & Clear, Aveeno, Proactiv, and Clearasil estimated to account for approximately 70% of the total market. OTC acne products can be effective at managing mild cases of acne, but typically are ineffective against more severe cases.

        For moderate to severe cases of acne, dermatologists and their patients typically use prescription topical and oral treatments, alone or in combination depending on the severity. Topical products that can act locally in the skin are preferable since they limit the risk of systemic side effects associated with oral antibiotics such as headaches, dizziness, fatigue, nausea, photosensitivity and severe itchiness. For patients with more severe acne, oral treatments are used, usually in combination with topical products. Many patients receive combination therapies comprising two or more topical agents with or without an oral agent. According to compiled information from Symphony Health Solutions data, accessed via Bloomberg Terminal, January 2014–December 2014, the U.S. market for branded prescription drugs for acne was estimated to be approximately $3.3 billion in 2014, of which $1.7 billion was attributed to topical acne products and $1.5 billion was attributed to oral antibiotics. Set forth below are the top selling branded products and their respective market shares based on compiled 2014 wholesale sales according to Symphony Health Solutions data, accessed via Bloomberg Terminal, January 2014–December 2014:

Topical Acne Products

Brand Name	Active Pharmaceutical Ingredient(s)	Manufacturer	Sales ($mm)
Epiduo	Adapalene/ Benzoyl Peroxide	Galderma	$456.1
Aczone	Dapsone	Allergan	414.2
Finacea	Azelaic Acid	Bayer Healthcare Pharmaceuticals	172.8
Acanya	Clindamycin/ Benzoyl Peroxide	Valeant Pharmaceuticals	167.9
Ziana	Clindamycin/ Tretinoin	Valeant Pharmaceuticals	149.1
Differin	Adapalene	Galderma	119.9
Benzaclin	Clindamycin/ Benzoyl Peroxide	Valeant Pharmaceuticals	89.3
Atralin	Tretinoin	Valeant Pharmaceuticals	79.9
Other			83.3
		TOTAL:	**$1,732.3**

Branded Prescription Topical Acne Products
2014 Market Share
26.3%
23.9%
10.0%
9.7%
8.6%
6.9%
5.2%
4.6%
4.8%
Epiduo
Aczone
Finacea
Acanya
Ziana
Differin
Benzaclin
Atralin
Other

Oral Acne Products

Brand Name	Active Pharmaceutical Ingredient(s)	Manufacturer	Sales ($mm)
Solodyn	Minocycline	Valeant	$460.5
Oracea	Doxycycline	Galderma	458.7
Doryx	Doxycycline	Actavis	277.1
Monodox	Doxycycline	Aqua Pharmaceuticals	230.2
Acticlate	Doxycycline Hyclate	Aqua Pharmaceuticals	81.0
Other			22.6
		TOTAL:	**$1,530.1**

Branded Prescription Oral Acne Products
2014 Market Share
30.1%
30.0%
18.1%
15.0%
5.3%
1.5%
Solodyn
Oracea
Doryx
Monodox
Acticlate
Other

        Solodyn, a branded oral minocycline, is currently the most prescribed drug for acne as indicated by its leading position based on annual sales according to Symphony Health Solutions data, accessed via Bloomberg Terminal, January 2014 – December 2014, for moderate to severe acne. Despite its status as the most prescribed branded treatment for moderate to severe acne, Solodyn has serious limitations as well. According to its product labeling, Solodyn is only indicated for inflammatory lesions of non-nodular moderate to severe acne vulgaris in persons 12 years of age or older. According to the prescribing information (NDA 050808), Solodyn side effects include discoloration of teeth, pseudomembranous colitis, liver injury, renal impairment, central nervous system side effects (light-headedness, dizziness or vertigo), pseudotumor cerebri (benign intracranial hypertension), autoimmune syndromes, anaphylaxis serious skin reactions, erythema multiforme and DRESS syndrome. In addition, the FDA added oral minocycline to its Adverse Event Reporting System, a list of medications under investigation by the FDA, due to its severe side effects in 2009, and the investigation was resolved with a labeling change.

        Given these limitations, we believe there is significant demand for new products that possess the efficacy of orally-administered antibiotics without the systemic adverse side effects of orally-administered antibiotics.

BPX01

        We are developing BPX01, a novel, topical formulation of minocycline. BPX01 delivers minocycline directly to the target sebaceous glands in the skin. We believe that our proprietary topical minocycline acne treatment is designed to have several advantages compared to both orally-administered and other topically-administered retinoid- and antibiotic-based solutions. Since BPX01 is not administered orally, its delivery route to the target site is through the skin, and it therefore has the potential to lower the risk of systemic side effects common to orally-administered antibiotics. The gel form of BPX01, when applied topically, is designed to penetrate through the intercellular space among corneocytes in the stratum corneum to increase the delivery of the antibiotic at low dosages directly to the affected area. Unlike other topical lipophilic solutions formulated to ensure API stability, BPX01 is non-lipophilic, which is designed to improve the aesthetic appearance and feel of the topical and is designed to allow the topical to be absorbed more quickly by the skin, and, we believe, without sacrificing long-term API stability.

Preclinical Studies

        A preclinical study that we conducted on an in vivo animal model has demonstrated that BPX01 consistently delivered antibiotic well within the therapeutic dose range in the skin as shown in Figure 1.

Figure 1

In a single-dose in vivo preclinical study, uptake of API at 24 hours was demonstrated in the target tissue.

        In a fourteen-day repeat-dose study, separate dose levels of BPX01 studied on an in vivo animal model at increased amounts (μg/cm2) applied topically to the skin produced correspondingly increased skin penetration of minocycline, the API in BPX01 (Figure 2). At a lower dose (Dose A), 5 μg/cm2 or more of API penetrated the skin and was retrieved from the skin biopsies, while at a higher dose (Dose B), 8 μg/cm2 or more (> 10 μg/cm2) of API penetrated the skin and was retrieved from the skin biopsies. Dose A resulted in 5 μg/cm2 of minocycline, which translates to approximately about 1 μg/g of skin. This data suggests that the skin penetration needed to reach an efficacious dose in humans is possible. This finding has been further supported by our Minimum Inhibitory Concentration, or MIC, studies, where the MIC value of p. acnes bacteria for minocycline is 0.03125 μg/ml (or approximately 0.03125 mg/g). At present, there is a lack of reliable and conclusive data and literature sources that can accurately state the skin concentration of minocycline after oral administration in any given in vivo model. Further, to date, our in vivo preclinical studies have not identified any systemic presence of the API in any animals tested at any doses.

Figure 2

In an in vivo preclinical fourteen-day repeat-dose study, an increased amount of drug product applied to the skin at two different doses produced correspondingly increased skin penetration.

        In another preclinical study, we performed qualitative analysis of two doses of BPX01 against an untreated control. This study demonstrated localization of the antibiotic in the sebaceous glands in two doses of BPX01 (Figure 3). Topical application on excised human facial skin specimens at 24 hours shows increasing fluorescence distribution in the skin and delivery to the target sebaceous glands. In a prior study comparing BPX01 against an ointment-based formulation, we also observed improvement in skin penetration of BPX01 over the ointment-based formulation.

Figure 3

Ex vivo human facial skin with an untreated control against BPX01—Dose A and B. Highlighted zones indicate localization of API in the sebaceous glands.

Regulatory Approval Pathway

        We conducted a pre-IND meeting with the FDA in March 2015 to obtain formal feedback on the preclinical and clinical studies required to support a Section 505(b)(2) NDA for minocycline topical gel in the treatment of moderate to severe acne vulgaris/inflammatory acne, including: (1) animal toxicity studies; (2) a bridging safety study using oral minocycline as the comparator; (3) the design of a Phase 2 dose-finding clinical trial that will be required before entering Phase 3 clinical trials;

(4) long-term safety information on the topical formulation; and (5) the proposed chemistry, manufacturing and controls, or CMC, development plans. Prior to submission of our IND and initiation of a clinical trial, we will need to complete a four-week animal toxicity study, which we expect to complete in the third quarter of 2015. We currently expect to submit the IND for BPX01 in the fourth quarter of 2015 and initiate our first clinical trial in the first quarter of 2016.

        We intend to pursue the Section 505(b)(2) regulatory approval pathway for BPX01. We believe the Section 505(b)(2) regulatory pathway, which permits us to rely in part upon the FDA's prior findings of safety and/or efficacy for an approved product (Solodyn, in this case), may reduce the drug development risk and could reduce the time and resources we spend during development of BPX01. If and when we submit our Section 505(b)(2) NDA for BPX01, we will have to provide patent certifications to any patents listed in the Orange Book for Solodyn, the drug we would identify as the listed drug in our NDA. A certification that BPX01 will not infringe Solodyn's listed patents, or that such patents are invalid, is called a Paragraph IV certification. If we provide a Paragraph IV certification to the FDA, we must also send notice of the Paragraph IV certification to the Solodyn NDA and patent holders once our NDA has been filed by the FDA. While we believe BPX01 does not infringe any patents for Solodyn, the filing of a patent infringement lawsuit by the NDA or patent holder within 45 days of the receipt of our certification that a patent is invalid or not infringed would automatically prevent the FDA from approving our Section 505(b)(2) NDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to us.

Additional Product Candidates

        In addition to our VI2OLET iodine dietary supplement and our clinical-stage product candidates, BPX01 and BPX03, we are also developing a portfolio of early-stage product candidates. Our current early-stage product candidates utilize our proprietary platform technologies and include innovative delivery mechanisms for iodine, antibiotics and biologics.

Strategy & Competitive Strengths

Patented Platform Technologies

        Our strategy begins with patented, platform technologies obtained through in-house development, joint development, exclusive licensing or acquisition. We then develop these platform technologies into product lines and evaluate the associated products through clinical trials. We are currently investigating potential products related to three platform technologies, including molecular iodine, antibiotics and biologics.

Potentially Shorter Time to Market for Product Introductions

        We intend to identify optimal delivery and/or alternative applications for FDA-approved APIs, thus potentially shortening the timeline for delivering our products to market. Our strategy is to identify early-stage scientific research projects being conducted by individuals, organizations and academic institutions and develop that research into commercially-viable prescription and OTC products in the areas of women's health and dermatology. Typical regulatory approval for unique methods of formulation and delivery, leveraging FDA-approved APIs, may be shortened by using the Section 505(b)(2) NDA pathway.

Bifurcated Market Penetration

        We intend to develop certain products with a bifurcated market penetration strategy, including both a prescription version and an OTC drug and/or dietary supplement version. VI2OLET iodine, an OTC dietary supplement version of our molecular iodine technology, is our first product developed using this bifurcated strategy. Marketing VI2OLET iodine as an OTC dietary supplement presents a significant revenue opportunity for us while our higher dosage or prescription molecular iodine tablet, BPX03, is in clinical development.

Opportunistic Commercialization

        We make decisions on a product-by-product basis regarding how they should be commercialized. We consider licensing our intellectual property to partners who can commercialize the product most effectively or commercialization of our products internally for both pharmaceutical and OTC distribution and sales. Our management team has significant experience marketing and selling OTC products for retail distribution, which we believe is critical to our success when we choose to commercialize our products ourselves.

Efficient Advancement of Early-Stage Product Candidates into Late-Stage Development

        We seek to rapidly and efficiently establish proof-of-concept for our early-stage product candidates. Our experienced management team is able to efficiently determine whether and how to advance product candidates into subsequent stages of development, which we believe increases our ability to direct resources to promising programs and enhances our likelihood of successfully developing and commercializing our product candidates. We believe that our advancement of product candidates BPX01 and BPX03 into clinical trials will demonstrate our ability to assess and progress promising product candidates efficiently from preclinical development to later-stage clinical testing.

Strategic Partnerships, Joint Development and Licensing

        Our strategy is to identify early-stage scientific research projects being conducted by individuals, organizations and academic institutions and develop that research into commercially-viable prescription and OTC products for use within women's health and dermatology. In addition, our business model allows us the flexibility to out-license our technologies to large pharmaceutical companies with well-established market share and commercialization infrastructure for late-stage clinical trial collaboration and exclusive manufacturing and commercialization rights in exchange for licensing fees and royalties.

Continued Development of Committed, Experienced Employees and Relationships with Members of the Women's Health and Dermatology Communities

        We believe that the fields of women's health and dermatology offer an exceptional opportunity to build relationships with key opinion leaders, advocacy groups and medical practitioners. We intend to take advantage of this opportunity in order to accelerate the identification, in-licensing, acquisition, development and commercialization of products and product candidates that we believe can be successful in the marketplace. We have created a women's health MAB comprised of leading breast surgeons and breast health practitioners for our molecular iodine technology to advise on current and future advancements in women's health issues. We are in the process of evaluating candidates for inclusion of a MAB for dermatology, but no such board currently exists.

Research and Development

        Our core competency is providing the link between concept and commercialization through focused, practical product development based on innovative research. We employ highly-qualified scientists and consultants specializing in our various product development areas.

        As a Silicon Valley–based company, we are located in a region with many strong biotechnology and pharmaceutical companies, which have drawn a high caliber of scientists and scientific support staff to the region. While there is intense competition for this type of personnel, we believe our location will enable us to expand our product development and consultant resources as our business grows. Our location also provides us with convenient access to local formulation resources and preclinical testing facilities.

Technology and Intellectual Property

Overview

        Our success depends in large part upon our ability to obtain and maintain proprietary protection for our products and platform technologies. Our goal is to develop a strong intellectual property portfolio that enables us to capitalize on the research and development that we have performed to date and will perform in the future, particularly for each of the products in our development pipeline and each of the products marketed by us. We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other countries to obtain and maintain our intellectual property. We protect our intellectual property by, among other methods, filing for patent applications on inventions that are important to the development and conduct of our business with the USPTO and its foreign counterparts.

        We also rely on a combination of non-disclosure, confidentiality and other contractual restrictions to protect our technologies and intellectual property. We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived in connection with the relationship.

Patents

        In addition to an aggressive licensing strategy, we have two pending patent applications related to our novel iodine-based technologies for women's health and five pending patent applications for our topical compositions for dermatological conditions. These include both U.S. provisional and utility patent applications. We also have two pending international patent applications, which were filed according to the Patent Cooperation Treaty and which enable us to apply for patent protection for the described inventions in key individual countries in the future.

        Our patent applications may not result in issued patents and we cannot assure you that any patents that issue will provide a competitive advantage. Moreover, any patents issued to us may be challenged by third parties as invalid or parties may independently develop similar or competing technology or design around our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

        On March 1, 2013, we entered into a collaboration and license agreement with Iogen to license certain patents, formulations and know-how relating to molecular iodine formulations. Below is a list of the U.S. patents licensed from Iogen. Our license is an exclusive, royalty-bearing license agreement with the right to enforce and sub-license. These patents have expiration dates between 2017 and 2029.

Title	Patent Number

Methods and pharmaceutical compositions for oral delivery of molecular iodine	US 5,885,592

Stabilized oral pharmaceutical composition containing iodide and iodate and method	US 6,248,335

Non-staining topical iodine composition and method	US 6,432,426

Method for the eradication of pathogens including S. Aureus and antibiotic resistant microbes from the upper respiratory tract of mammals and for inhibiting the activation of immune cells	US 8,303,994

Methods for inhibiting the activation of immune cells	US 8,691,290

Strategic Alliances and Partnerships

        We have entered into strategic alliances/partnerships with Iogen and NuTech.

Iogen

        We have executed collaboration and licensing agreements with Iogen, a biotechnology company with iodine-based solutions and associated intellectual property. Our molecular iodine OTC dietary supplement, VI2OLET, and the development of our molecular iodine prescription product, BPX03, build upon this licensed technology and its associated intellectual property. Under the terms of the agreement, we received an exclusive, worldwide, perpetual, irrevocable license to Iogen's patented technology relating to an oral iodine tablet. In consideration of the license granted under the agreement, we agreed to pay to Iogen a non-refundable license issue fee of $150,000, which we paid in full, and 30% of net profit associated with direct commercialization of an OTC iodine tablet product or 30% of net royalties received from any sub-licensee. For development and commercialization of a prescription iodine tablet, we agreed to pay Iogen a royalty of 3% of net sales for the first 24 months of commercialization and 2% of net sales thereafter. For other products developed and commercialized using licensed technology, we agreed to pay Iogen a royalty of 3% of net sales for the first 12 months and 2% of net sales thereafter until the expiration of applicable patents covering such products and 1% thereafter.

NuTech

        We have executed a collaboration and supply agreement with NuTech, a biologics company specializing in the spinal and orthopedics market. This agreement describes the collaboration between Nutech and us to develop products in the field of dermatology. Products and intellectual property developed under this agreement are exclusively owned by us and licensed to NuTech for use in indications outside of dermatology. In exchange for an exclusive license to NuTech's intellectual property in the field of dermatology, we will pay to NuTech a royalty of 3% of net sales on product sold in the field of dermatology. In exchange for granting NuTech an exclusive license to our intellectual property and intellectual property developed in collaboration with NuTech in indications outside of dermatology, we will receive from NuTech a royalty of 3% of net sales on products they sell. This agreement will expire when neither party has products that would trigger the payment of royalties or has performed any material research and development, regulatory or clinical activity relating to such products for a period of five years.

Trademarks

        We have applied for trademark protection for several trademarks in the United States. These include "BIOPHARMX," "VI2OLET," "GET IT OFF YOUR CHEST," "THE GIRLS HAVE SOMETHING TO SAY," "THE BOOB WHISPERER" and "VIOLET". We have received a Notice of Allowance from the USPTO for each of the first five of these trademarks. The USPTO has registered our "VIOLET" trademark. We have also applied for trademark protection for our "VI2OLET" and "BIOPHARMX" trademarks in the European Union.

Manufacturing, Supply and Production

Suppliers

        We have in place a commercial supply agreement with UPM to manufacture and package our VI2OLET iodine dietary supplement. As our volume grows, we will consider expanding to multiple suppliers to mitigate the risk of having a single source. Our joint development agreement with NuTech specifies that NuTech will supply materials for certain of our dermatological products.

Manufacturing

        We utilize contract manufacturers to produce its products for commercial distribution. We have no plans to establish in-house manufacturing capabilities for large-scale production at this time.

        UPM, an independent drug development and contract manufacturer serving the pharmaceutical and biotechnology industries and a division of Gregory Pharmaceutical Holdings, Inc., manufactures solid dose iodine supplement tablets for our VI2OLET iodine dietary supplement. VI2OLET is manufactured at UPM's 475,000 square-foot manufacturing facility in Bristol, Tennessee, under a commercial supply agreement. UPM provides high-quality drug development services including formulation development, the FDA's cGMP clinical and commercial manufacturing, analytical methods development and stability testing. As our volume grows, we will consider expanding to multiple manufacturers to mitigate the risk of having a single source.

Marketing, Sales & Distribution

        Our team has extensive expertise in the commercialization of consumer products within channels such as drug stores, grocery stores, wholesalers, department stores, mass merchants and specialty retailers. With years of combined experience branding and launching products in the United States, Europe and Asia, our team has a deep understanding of channel strategies that include branded, private label and licensed product strategies.

        We plan to commercialize women's health and dermatology products in our pipeline into various channels, beginning with our VI2OLET iodine dietary supplement, which we launched in December 2014 in online stores and are currently rolling out in drug and retail chains throughout the United States.

        Our product launch for our VI2OLET iodine dietary supplement is supported by a marketing program, including in-store merchandising, a digital strategy focused on education and activation, public relations events and traditional media to drive awareness and a physician and pharmacist influencer program.

Customers

        Potential customers for our products and product candidates include pharmaceutical companies, physician's practices, including OB/GYNs, dermatologists and general practitioners and retail customers via retail sales channels and/or pharmacy outlets.

Competition

FBC and Cyclic Mastalgia

        Our competitors, typically large pharmaceutical companies, vary from product to product. In the area of women's health, many companies sell supplements containing iodide salts for the purpose of addressing hypothyroidism as iodine replacement therapy. We believe our competitive advantage is our solid dose proprietary formulation, which delivers molecular iodine in a stable manner allowing the consumer to ingest orally and specifically to address breast symptoms. Addressing an underserved condition, we believe that our VI2OLET iodine dietary supplement and, if approved, BPX03, are innovative products that provide new treatment options for millions of women.

        The following figure presents a typical treatment algorithm for FBC given the current/limited options available to physicians.

        Some limitations of competitive approaches to addressing FBC and/or cyclic mastalgia include serious and sometimes dangerous side effects caused by prescription drugs and the temporary nature of relief provided by analgesics. Because optimal solutions do not exist, women often choose to live with chronic pain.

Acne

        While the acne market has a number of competitive products, BPX01 is being developed to combine the most successful oral approach for the treatment of moderate to severe acne without systemic side effects with a targeted topical antibiotic technology specifically designed to localize the delivery of the API. At the present time, there is no FDA-approved topical solution for this API that provides similar or equal clinical efficacy to that of oral treatments.

        A number of approved prescription acne products currently exist in oral form such as isotretinoins, antibiotics, antimicrobials and contraceptives. These treatments are marketed by a number of large pharmaceutical and specialty pharmaceutical companies including, but not limited to: Allergan, Bayer Healthcare, Galderma S.A., Pfizer, Pharmacia, Teva and Valeant. Additionally, there are several prescription acne products that exist in topical form such as antimicrobials, retinoids or some combination of the two. Many of these topical solutions are marketed by Allergan, Galderma S.A., GlaxoSmithKline, Mylan and Valeant.

        In addition to prescription acne therapies discussed above, there are numerous OTC products in the form of benzoyl peroxide and salicylic acid topical solutions available from various cosmetic and cosmeceutical companies such as Aveeno, Clean & Clear, Clearasil Pharms, Neutrogena and Proactiv. Energy-based devices have also been used by dermatologists, such as intense pulsed light, or IPL, by Ellipse as well as a combination of IPL and radiofrequency devices, elōs, by Syneron. Combination drug-device treatments such as photodynamic therapy, or PDT, with Blu-U by Dusa Pharmaceuticals, have been used off-label for treating acne, while the Blu-U light source without its PDT drug has been indicated for acne treatment.

Government Regulation

        In the United States, foods (including dietary supplements), drugs (including biological products), medical devices, cosmetics, tobacco products and radiation-emitting products are subject to extensive regulation by the FDA. The FDC Act and other federal and state statutes and regulations govern, among other things, the manufacture, distribution and sale of these products. These laws and regulations prescribe criminal and civil penalties that can be assessed, and violation of these laws and regulations can result in enforcement action by the FDA and other regulatory agencies.

Regulation of Dietary Supplements in the United States

        The formulation, manufacturing, packaging, labeling, advertising, distribution and sale (hereafter, "sale" or "sold" may be used to signify all of these activities) of dietary supplements are subject to regulation by one or more federal agencies, primarily the FDA and the FTC and to a lesser extent the CPSC.

        Dietary supplements are also regulated by various governmental agencies for the states and localities in which product are sold. Among other matters, regulation by the FDA and the FTC is concerned with product safety, efficacy and claims made with respect to a dietary supplement's ability to provide health related benefits. The FDA, under the FDC Act, regulates the formulation, manufacturing, packaging, labeling, distribution and sale of food, including dietary supplements. The FTC regulates the advertising of these products. The National Advertising Division, or NAD, of the Council of Better Business Bureaus oversees an industry-sponsored, self-regulatory system that permits competitors to resolve disputes over advertising claims. The NAD has no enforcement authority of its own, but may refer matters that appear to violate the Federal Trade Commission Act, or FTC Act, or the FDC Act to the FTC or the FDA for further action, as appropriate.

        Federal agencies, primarily the FDA and the FTC, have a variety of procedures and enforcement remedies available to them, including initiating investigations, issuing warning letters and cease and desist orders, requiring corrective labeling or advertising, requiring consumer redress (for example, requiring that a company offer to repurchase products previously sold to consumers), seeking injunctive relief or product seizures, imposing civil penalties or commencing criminal prosecution. In addition, certain state agencies have similar authority.

        The Dietary Supplement Health and Education Act, or DSHEA, was enacted in 1994 and amended the FDC Act. DSHEA establishes a statutory class of dietary supplements, which includes vitamins, minerals, herbs, amino acids and other dietary ingredients for human use to supplement the diet. Dietary ingredients marketed in the United States before October 15, 1994 may be marketed without the submission of a new dietary ingredient, or NDI, premarket notification to the FDA. Dietary ingredients not marketed in the United States before October 15, 1994 may require the submission, at least 75 days before marketing, of an NDI notification containing information establishing that the ingredient is reasonably expected to be safe for its intended use. Among other things, DSHEA prevents the FDA from regulating dietary ingredients in dietary supplements as food additives.

        The FDA issued a draft guidance document in July 2011 that clarifies when the FDA believes a dietary ingredient is an NDI, when a manufacturer or distributor must submit an NDI premarket notification to the FDA, the evidence necessary to document the safety of an NDI and the methods for establishing the identity of an NDI. The FDA's interpretation of what constitutes an NDI is extremely broad and seems to imply that virtually every new dietary supplement requires a premarket notification. Although the industry has objected and questioned the FDA's authority, it is unclear whether the FDA will make any changes to the draft guidance, and, if the agency does make changes, what changes will be made. In addition, the FDA may begin to take enforcement actions consistent with the interpretations in the draft guidance before issuing a final version.

        The FDA's cGMP regulations for dietary supplements apply to manufacturers and holders of finished dietary supplement products, including dietary supplements manufactured outside the United States that are imported for sale into the United States. Among other things, the FDA's cGMPs: (a) require identity testing on all incoming dietary ingredients, (b) call for a scientifically valid system for ensuring finished products meet all specifications, (c) include requirements related to process controls, including statistical sampling of finished batches for testing and requirements for written procedures and (d) require extensive recordkeeping.

        Under the Dietary Supplement and Nonprescription Drug Consumer Protection Act, the FDA requires, among other things, that companies that manufacture or distribute non-prescription drugs or dietary supplements report serious adverse events associated with their products to the FDA and institute recordkeeping requirements for all adverse events. Based on serious adverse event (or other) information, the FDA or another agency may take actions against dietary supplements or dietary ingredients that in its determination present a significant or unreasonable risk of illness or injury, which could make it illegal to sell those products.

        The FDA Food Safety Modernization Act, or FSMA, enacted January 4, 2011, amended the FDC Act to significantly enhance the FDA's authority over various aspects of food regulation, including dietary supplements. Under FSMA, the FDA may use the mandatory recall authority when the FDA determines there is a reasonable probability that a food is adulterated or misbranded and that the use of, or exposure to, the food will cause serious adverse health consequences or death to humans or animals. Also under FSMA, the FDA has expanded access to records; the authority to suspend food facility registrations and require high risk imported food to be accompanied by a certification; stronger authority to detain food; the authority to refuse admission of an imported food if it is from a foreign establishment to which a U.S. inspector is refusing entry for an inspection; and the requirement that importers verify that the foods they import meet domestic standards.

        One of FSMA's more significant changes is the requirement of preventive controls for food facilities required to register with the FDA, except dietary supplement facilities in compliance with both cGMPs and the serious adverse event reporting requirements. Although dietary supplement facilities are exempt from the preventive controls requirements, dietary ingredient facilities might not qualify for the exemption. The FDA's proposed preventive controls regulations, issued in February 2013 and supplemented in September 2014, would require that facilities develop and implement preventive controls (including supplier controls) to assure that identified hazards are significantly minimized or prevented, monitor the effectiveness of the preventive controls and maintain numerous records related to those controls. FSMA also requires that importers implement a foreign supplier verification program, or FSVP. The FDA's proposed FSVP regulations, issued in July 2013 and supplemented in September 2014, would require importers to implement supplier verification activities to ensure that the foods they import meet domestic standards, with a partial exemption that might or might not apply to certain importers of dietary ingredients. When implemented, the FSVP requirements may affect the cost and the availability of dietary supplements and dietary ingredients.

        The new FSMA requirements, as well as the FDA enforcement of the NDI draft guidance, can result in the detention and refusal of admission of imported products, the injunction of manufacturing of any dietary ingredients or dietary supplements until the FDA determines that such ingredients or products are in compliance, and the potential imposition of fees for re-inspection of non-compliant facilities.

        The FDC Act, as amended by DSHEA, permits statements of nutritional support often referred to as "structure/function claims" to be included in labeling for dietary supplements without FDA pre-market approval. FDA regulation requires that the FDA be notified of those statements within 30 days of marketing. Among other things, the statements may describe the role of a dietary ingredient intended to affect the structure or function of the body or characterize the documented mechanism of action by which a dietary ingredient maintains such structure or function, but may not expressly or implicitly represent that a dietary supplement will diagnose, cure, mitigate, treat or prevent a disease. A company that uses a statement of nutritional support in labeling must possess information substantiating that the statement is truthful and not misleading. If the FDA determines that a particular statement of nutritional support is an unacceptable drug claim or an unauthorized version of a health claim, or if the FDA determines that a particular claim is not adequately supported by existing information or is otherwise false or misleading, the claim could not be used and any product bearing the claim could be subject to regulatory action.

        The FTC and the FDA have pursued a coordinated effort to challenge the scientific substantiation for dietary supplement claims. Their efforts to date have focused on manufacturers and marketers as well as media outlets and have resulted in a significant number of investigations and enforcement actions, some resulting in civil penalties under the FTC Act of several million dollars. If the FTC and the FDA continue to focus on health-related claims, including structure/function claims for dietary supplements, dietary supplements could be the subject of FTC and/or FDA inquiries, inquiries from the NAD and states Attorney Generals, as well as private class action lawsuits.

        All states regulate foods and drugs under laws that generally parallel federal statutes. These products are also subject to state consumer health and safety regulations, such as California Safe Drinking Water and Toxic Enforcement Act of 1986, or Proposition 65. Violation of Proposition 65 may result in substantial monetary penalties.

FDA Regulation of Drugs

New Drug Approval Process

        Pharmaceutical products are subject to extensive regulation by the FDA. The FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

        Pharmaceutical product development for a new product or certain changes to an approved product in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA premarket approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

        Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

        A thirty-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this thirty-day period, the clinical trial proposed in the IND may begin.

        Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCP; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

        The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an IRB for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

        Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically-dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances where the study is a large multi-center trial demonstrating internal consistency and a statistically very persuasive finding of a clinically-meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

        After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $2,335,000, and the manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees, currently exceeding $110,000 per product and $569,000 per establishment. These fees are typically increased annually.

        The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most such applications for standard review drug products are reviewed within ten to twelve months; most applications for priority review drugs are reviewed in six to eight months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists. For biologics, priority review is further limited to drugs intended to treat a serious or life-threatening disease relative to the currently approved products. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

        The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with cGMPs is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

        After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

        An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a REMS to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug's safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

        Changes to some of the conditions established in an approved application, including changes in indications, labeling or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Pediatric Information

        Under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric sub-population for which the drug is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

        The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month extension of any exclusivity—patent or non-patent—for a drug if certain conditions are met. Conditions for exclusivity include the FDA's determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

Disclosure of Clinical Trial Information

        Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly-available information to gain knowledge regarding the progress of development programs.

The Hatch-Waxman Amendments

  Orange Book Listing

        In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant's product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, preclinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as "generic equivalents" to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

        The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA's Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

        A certification that the new product will not infringe the already approved product's listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant.

        The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

  Exclusivity

        Upon NDA approval of a new chemical entity, or NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot receive any ANDA seeking approval of a generic version of that drug. Certain changes to a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approve an ANDA for a generic drug that includes the change.

        An ANDA may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the exclusivity period.

  Patent Term Extension

        After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug's testing phase—the time between IND application and NDA submission—and all of the review phase—the time between NDA submission and approval up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

        For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Section 505(b)(2) New Drug Applications

        Most drug products obtain FDA marketing approval pursuant to an NDA or an ANDA. A third alternative is a special type of NDA, commonly referred to as a Section 505(b)(2) NDA, which enables the applicant to rely, in part, on the FDA's previous approval of a similar product, or published literature, in support of its application.

        Section 505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant and for which the applicant has not obtained a right of reference. If the Section 505(b)(2) applicant can establish that reliance on the FDA's previous approval is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all, or some, of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

        To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Thus approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Post-Approval Requirements

        Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

        Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality-control, drug manufacture, packaging and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing or if previously unrecognized problems are subsequently discovered.

Regulation Outside the United States

        In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of drug products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies among countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Regulation and Marketing Authorization in the European Union

        The process governing approval of medicinal products in the European Union follows essentially the same lines as in the United States and, likewise, generally involves satisfactorily completing each of the following:

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  preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable E.U. Good Laboratory Practice regulations;

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  submission to the relevant national authorities of a clinical trial application, or CTA, which must be approved before human clinical trials may begin;

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  performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

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  submission to the relevant competent authorities of a marketing authorization application, or MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

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  satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced cGMPs;

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  potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

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  review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Preclinical Studies

        Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant E.U. regulations and requirements. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA.

Clinical Trial Approval

        Requirements for the conduct of clinical trials in the European Union, including GCP, are implemented in the Clinical Trials Directive 2001/20/EC and the GCP Directive 2005/28/EC. Pursuant to Directive 2001/20/EC and Directive 2005/28/EC, as amended, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of an E.U. member state in which a study is planned to be conducted, or in multiple member states if the clinical trial is to be conducted in a number of member states. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier, or IMPD, and further supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and other applicable guidance documents. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country.

        In April 2014, the E.U. legislator passed the new Clinical Trials Regulation, (EU) No 536/2014, which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new E.U. clinical trials legislation was passed as a regulation that is directly applicable in all E.U. member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation (EU) No 536/2014 becomes applicable, which will be no earlier than May 28, 2016.

        The new Regulation (EU) No 536/2014 aims to simplify and streamline the approval of clinical trial in the European Union. The main characteristics of the regulation include:

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  A streamlined application procedure via a single entry point, the E.U. portal.

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  A single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states.

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  A harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed jointly by all member states concerned. Part II is assessed separately by each member state concerned.

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  Strictly defined deadlines for the assessment of clinical trial application.

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  The involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the Regulation (EU) No 536/2014.

Marketing Authorization

        Authorization to market a product in the member states of the European Union proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure.

Centralized Authorization Procedure

        The centralized procedure enables applicants to obtain a marketing authorization that is valid in all E.U. member states based on a single application. Certain medicinal products, including products developed by means of biotechnological processes, must undergo the centralized authorization procedure for marketing authorization, which, if granted by the European Commission, is automatically valid in all 28 E.U. member states. The European Medicines Agency, or EMA, and the European Commission administer this centralized authorization procedure pursuant to Regulation (EC) No 726/2004.

        Pursuant to Regulation (EC) No 726/2004, this procedure is mandatory for:

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  medicinal products developed by means of one of the following biotechnological processes;

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  recombinant DNA technology;

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  controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells; and

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  hybridoma and monoclonal antibody methods;

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  advanced therapy medicinal products as defined in Article 2 of Regulation (EC) No. 1394/2007 on advanced therapy medicinal products;

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  medicinal products for human use containing a new active substance that, on the date of effectiveness of this regulation, was not authorized in the European Union, and for which the therapeutic indication is the treatment of any of the following diseases:

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  acquired immune deficiency syndrome;

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  cancer;

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  neurodegenerative disorder;

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  diabetes;

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  auto-immune diseases and other immune dysfunctions; and

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  viral diseases;

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  medicinal products that are designated as orphan medicinal products pursuant to Regulation (EC) No 141/2000.

        The centralized authorization procedure is optional for other medicinal products if they contain a new active substance or if the applicant shows that the medicinal product concerned constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization is in the interest of patients in the European Union.

Administrative Procedure

        Under the centralized authorization procedure, the EMA's Committee for Human Medicinal Products, or CHMP, serves as the scientific committee that renders opinions about the safety, efficacy and quality of medicinal products for human use on behalf of the EMA. The CHMP is composed of experts nominated by each member state's national authority for medicinal products, with an expert appointed to act as Rapporteur for the coordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP has 210 days to adopt an opinion as to whether a marketing authorization should be granted. The process usually takes longer in case additional information is requested, which triggers clock-stops in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. When an application is submitted for a marketing authorization in respect of a drug that is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may pursuant to Article 14(9) Regulation (EC) No 726/2004 request an accelerated assessment procedure. If the CHMP accepts such request, the time-limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time-limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. After the adoption of the CHMP opinion, a decision on the MAA must be adopted by the European Commission, after consulting the E.U. member states, which in total can take more than 60 days.

Conditional Approval

        In specific circumstances, E.U. legislation (Article 14(7) Regulation (EC) No 726/2004 and Regulation (EC) No 507/2006 on Conditional Marketing Authorisations for Medicinal Products for Human Use) enables applicants to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional approvals may be granted for product candidates (including medicines designated as orphan medicinal products) if (1) the risk-benefit balance of the product candidate is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (3) the product fulfills unmet medical needs and (4) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

Marketing Authorization under Exceptional Circumstances

        Under Article 14(8) Regulation (EC) No 726/2004, products for which the applicant can demonstrate that comprehensive data (in line with the requirements laid down in Annex I of Directive 2001/83/EC, as amended) cannot be provided (due to specific reasons foreseen in the legislation) might be eligible for marketing authorization under exceptional circumstances. This type of authorization is reviewed annually to reassess the risk-benefit balance. The fulfillment of any specific procedures/obligations imposed as part of the marketing authorization under exceptional circumstances is aimed at the provision of information on the safe and effective use of the product and will normally not lead to the completion of a full dossier/approval.

Market Authorizations Granted by Authorities of E.U. Member States

        In general, if the centralized procedure is not followed, there are three alternative procedures as prescribed in Directive 2001/83/EC:

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  The decentralized procedure allows applicants to file identical applications to several E.U. member states and receive simultaneous national approvals based on the recognition by E.U. member states of an assessment by a reference member state.

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  The national procedure is only available for products intended to be authorized in a single E.U. member state.

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  A mutual recognition procedure similar to the decentralized procedure is available when a marketing authorization has already been obtained in at least one E.U. member state.

A marketing authorization may be granted only to an applicant established in the European Union.

Pediatric Studies

        Prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1901/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

        Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP.

Periods of Authorization and Renewals

        A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the E.U. market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

Regulatory Data Protection

        E.U. legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator's data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator's data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of ten years of orphan market exclusivity. Depending upon the timing and duration of the E.U. marketing authorization process, products may be eligible for up to five years' supplementary protection certificates, or SPCs, pursuant to Regulation (EC) No 469/2009. Such SPCs extend the rights under the basic patent for the drug.

Regulatory Requirements After a Marketing Authorization has been Obtained

        If we obtain authorization for a medicinal product in the European Union, we will be required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products:

Pharmacovigilance and Other Requirements

        We will, for example, have to comply with the E.U.'s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. Other requirements relate, for example, to the manufacturing of products and APIs in accordance with good manufacturing practice standards. E.U. regulators may conduct inspections to verify our compliance with applicable requirements, and we will have to continue to expend time, money and effort to remain compliant. Non-compliance with E.U. requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties in the European Union. Similarly, failure to comply with the E.U.'s requirements regarding the protection of individual personal data can also lead to significant penalties and sanctions. Individual E.U. member states may also impose various sanctions and penalties in case we do not comply with locally-applicable requirements.

Manufacturing

        The manufacturing of authorized drugs, for which a separate manufacturer's license is mandatory, must be conducted in strict compliance with the EMA's Good Manufacturing Practices, or GMP, requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. The EMA enforces its current GMP requirements through mandatory registration of facilities and inspections of those facilities. The EMA may have a coordinating role for these inspections while the responsibility for carrying them out rests with the member state's competent authority under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and could subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

Marketing and Promotion

        The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83/EC. The applicable regulations aim to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the competent authority of the authorizing member state. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

Patent Term Extension

        In order to compensate the patentee for delays in obtaining a marketing authorization for a patented product, a supplementary certificate, or SPC, may be granted extending the exclusivity period for that specific product by up to five years. Applications for SPCs must be made to the relevant patent office in each E.U. member state and the granted certificates are valid only in the member state of grant. An application has to be made by the patent owner within six months of the first marketing authorization being granted in the European Union (assuming the patent in question has not expired, lapsed or been revoked) or within six months of the grant of the patent (if the marketing authorization is granted first). In the context of SPCs, the term "product" means the active ingredient or combination of active ingredients for a medicinal product and the term "patent" means a patent protecting such a product or a new manufacturing process or application for it. The duration of an SPC is calculated as the difference between the patent's filing date and the date of the first marketing authorization, minus five years, subject to a maximum term of five years.

        A six month pediatric extension of an SPC may be obtained where the patentee has carried out an agreed pediatric investigation plan, the authorized product information includes information on the results of the studies and the product is authorized in all member states of the European Union.

Pharmaceutical Coverage, Pricing and Reimbursement

        Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Sales of products will depend, in part, upon the extent to which the costs of the products will be covered by third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.

        In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. A payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development.

        In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of our drug candidate to currently-available therapies (so called health technology assessment) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. E.U. member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost-containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various E.U. member states and parallel distribution (arbitrage between low-priced and high-priced member states) can further reduce prices. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Healthcare Law and Regulation

        Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with third-party payors and customers are subject to broadly-applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:

  •
  the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

  •
  the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

  •
  HIPAA imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

  •
  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

  •
  the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

  •
  the federal transparency requirements under the Health Care Reform Law requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests; and

  •
  analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

        Some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Environmental, Health and Safety Matters

        The manufacturing facilities of the third parties that develop our product candidates are subject to extensive environmental, health and safety laws and regulations in a number of jurisdictions, governing, among other things: the use, storage, registration, handling, emission and disposal of chemicals, waste materials and sewage; chemicals, air, water and ground contamination; air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to dispose of chemicals, waste materials and sewage properly.

        These laws, regulations and permits could potentially require the expenditure by us of significant amounts for compliance or remediation. If the third-party manufacturers fail to comply with such laws, regulations or permits, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances we use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental, health and safety laws allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

        In addition, laws and regulations relating to environmental, health and safety matters are often subject to change. In the event of any changes or new laws or regulations, we could be subject to new compliance measures or to penalties for activities that were previously permitted.

Facilities

        Our principal executive office and laboratory is located at 1098 Hamilton Court, Menlo Park, California 94025, where we occupy 10,800 sq. ft. of research and development and administration facilities that are nearby to external formulation, clinical and preclinical testing facilities. The lease expires in November 2016. We believe that our existing property is in good condition and suitable for our current needs.

Employees

        As of January 31, 2015, we had 23 employees, all of which were full time. We had 13 employees in research and development. We had one employee located outside of the United States as of January 31, 2015. We also retain independent contractors to support our organization. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Legal Proceedings

        From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. We may become involved in material legal proceedings in the future.

MANAGEMENT

Executive Officers and Directors

        In connection with the Share Exchange, effective on January 21, 2014, James Pekarsky was appointed as Chairman of the board of directors, Chief Executive Officer, Chief Financial Officer and Treasurer, and Anja Krammer was appointed as a director and as President and Secretary. Kade Thompson resigned as our sole director and officer at the same time. Kin F. Chan, PhD was appointed as our Executive Vice President of Research and Development effective February 17, 2014. Ping Wang was appointed as a director effective November 10, 2014. Michael Hubbard was appointed as a director effective January 22, 2015. Stephen Morlock was appointed as a director effective March 26, 2015.

        The following table sets forth certain information as of April 30, 2015, concerning our directors and executive officers:

Name	Age	Position
James R. Pekarsky	55	Chief Executive Officer, Treasurer and Chairman of the Board of Directors
Anja Krammer	47	President, Secretary and Director
Kin F. Chan, PhD	41	Executive Vice President of Research & Development
Ping Wang	38	Director
Michael Hubbard	63	Director
Stephen Morlock	61	Director

Executive Officers

        James R. Pekarsky has been our Chief Executive Officer, Treasurer and Chairman of the Board since January 2014. Since September 2011, Mr. Pekarsky has served as Chief Executive Officer, Treasurer and director of BioPharmX, Inc. From November 2011 to August 2013, he served as Chief Financial Officer of Solar Power, Inc. From November 2007 to November 2011, Mr. Pekarsky was a consulting Chief Financial Officer to a variety of early-stage, start-up companies. Additionally, Mr. Pekarsky served as Chief Financial Officer of MoSys, Inc., from January 2006 to November 2007, AccelChip from December 2004 to December 2006 and Virage Logic from May 1999 to November 2003, where he helped lead the company's IPO in August 2000. Mr. Pekarsky also held general manager and senior operations positions at Mentor Graphics from January 1997 to May 1999, Advanced Molecular Systems from June 1995 to December 1996, Sclavo Diagnostics from November 1993 to May 1995 and Bio-Rad Laboratories from June 1989 to October 1993. Mr. Pekarsky holds a BS in accounting from Indiana University of Pennsylvania and an MBA in finance from Golden Gate University. We believe that Mr. Pekarsky should serve on our board of directors due to his substantial leadership experience in senior finance, operations and general management roles in high tech and medical research companies, along with international business, strategic planning and thorough knowledge of public company requirements.

        Anja Krammer has served as our President, Secretary and a director since January 2014. Since September 2011 she has served as the President, Secretary and director of BioPharmX, Inc. Ms. Krammer previously served as Chief Marketing Officer/Founder of MBI, Inc., a management consulting firm from January 1998 to December 2013. While at MBI, Inc., Ms. Krammer also served as Vice President Global Marketing from April 2006 to August 2008 for Reliant Technologies, a venture-backed startup in aesthetic medicine. From April 2004 to April 2006, Ms. Krammer served as Sr. Director of Strategic Marketing for Medtronic Corporation. From December 2000 to September 2001, Ms. Krammer was Vice President, Solutions Marketing for Getronics Corporation, a global IT services company. From April 1999 to December 2000, Ms. Krammer served as Vice President, Indirect Channel Sales and Worldwide Industry Partnership Marketing, Itronix Division, Acterna Corporation, an optical communications company. Prior roles include serving as Director of Worldwide Marketing and Communications for Tektronix Corporation in its Color Printing and Imaging Division from October 1997 to April 1999. From October 1995 to October 1997, Ms. Krammer was Director of Worldwide Sales and Marketing with KeyTronic Corporation, a computer equipment manufacturer. Ms. Krammer holds a BAIS degree with a focus on Marketing/Management from the University of South Carolina and an International Trade Certificate from the Sorbonne, University of Paris. We believe that Ms. Krammer should serve on our board of directors due to her experience in guiding healthcare and consumer enterprises in product development, sales and marketing management and commercialization strategies and her industry background in pharmaceuticals, medical devices, technology and consumer products.

        Kin F. Chan, PhD has served as Executive Vice President of Research & Development since February 2014. Since September 2011, Dr. Chan has served as Vice President of Technology of BioPharmX, Inc. He was also the founder and President of Fourier Biotechnologies, LLC, which provides services in optical engineering and preclinical research, from 2009 to January 2014. In addition, from April 2012 to January 2014, he was Vice President of Engineering at Demira, Inc., a biopharmaceutical company focusing on dermatology products. Prior to that he was the Managing Director of Advanced Research at Solta Medical, Inc. from 2003 to 2009, and was an optical R&D engineer at Ball Semiconductor, Inc. from 2000 to 2003. Dr. Chan received his BS, MS and PhD in Electrical & Computer Engineering from the University of Texas at Austin.

Non-Employee Directors

        Ping Wang has served as a director since November 2014. Mr. Wang has been a Principal of Korea Investment Partners, a venture capital investment firm, since May 2010. Prior to joining Korea Investment Partners in 2010, he worked at Great Pacific Financial Group from October 2007 to March 2010. Previously, Mr. Wang was an investment officer at Beijing Ancai Technology Venture Capital from May 2006 to October 2007, and earlier, worked at Matsuoka Industry Group as IT Manager from January 2000 to December 2002. He began his professional career as a software engineer at IBM from December 1998 to November 1999. Mr. Wang earned a BS degree in Computer Science at the University of Texas, Austin, and graduated from the MIT Sloan-Tsinghua joint program with an International MBA degree. We believe that Mr. Wang should serve on our board of directors due to his experience analyzing corporate performance as a venture capitalist and managing his firm's investments in private companies and knowledge of healthcare and pharmaceutical industries, important skills related to corporate finance, oversight of management and strategic positioning.

        Michael Hubbard has served as a director since January 2015. Mr. Hubbard served as a senior audit partner at Deloitte & Touche LLP from August 2007 until retiring in June 2014 and also at PricewaterhouseCoopers LLP from September 1986 to July 2007. In these roles, he served private and publicly-held clients across the life sciences, waste management, construction, and technology sectors, advising domestic and international issuer companies on complex transactions, including 19 IPOs and numerous follow-on equity and debt offerings. Mr. Hubbard holds a BA degree in Business Administration with a concentration in Accounting and an MBA degree from Washington State University. He is a licensed CPA in the states of Washington and California and is a certified practitioner of international financial reporting standards. We believe that Mr. Hubbard should serve on our board of directors due to his broad range of experience serving large public and private companies in the United States and internationally, including experience with the reporting requirements for complex transactions, including carve-outs and spin-offs, direct involvement with numerous SEC filings and significant experience working with SEC staff, including the pre-clearance of accounting issues, responses to comments letters on periodic filings and offering documents.

        Stephen Morlock has served as a director since March 2014. Mr. Morlock served as Executive Vice President and Chief Financial Officer at Otis Spunkmeyer, Inc. from May 1994 until his retirement in June 2004. He also served as Controller from August 1992 to April 1994. Prior to that, he held various management positions in accounting, financial planning and internal audit at Westinghouse Electric Supply Company from November 1977 to July 1992. Since his retirement in June 2004, Mr. Morlock has not been active in any business activities. Mr. Morlock holds a BS degree in Accounting from San Diego State University. We believe that Mr. Morlock should serve on our board of directors due to his extensive experience in the retail industry, including a variety of distribution channels, product merchandising, customer relationship management and brand name development, as well as his background in manufacturing capacity utilization and expansion, procurement and inventory management, compensation plan design and financial reporting.

        All of our directors hold their positions on the board until our next annual meeting of the stockholders and until their successors have been qualified after being elected or appointed. Officers serve at the discretion of the board of directors.

        There are no family relationships among our directors and executive officers. The investor rights agreements with certain investors provide that Mr. Pekarsky, Ms. Krammer and Dr. Chan shall vote from time to time in favor of a director designated by certain holders of our Series A preferred stock. Mr. Wang, who we refer to as the Series A Director, is the board designee of such holders of our Series A preferred stock. With the exception of the foregoing, there is no arrangement or understanding between or among our executive officers and directors pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management stockholders will exercise their voting rights to continue to elect the current board of directors. The investor rights agreements by which Mr. Wang was elected will terminate in connection with this offering and there will be no contractual obligations regarding the election of our directors.

Board Composition

        Our business and affairs are organized under the direction of our board of directors, which currently consists of five members.

        The investor rights agreements by which the Series A Director is elected will terminate upon receipt of approval to list our stock on the NYSE MKT and there will be no contractual obligations regarding the election of our directors. Each of our current directors will continue to serve until the earlier of election and qualification of his or her successor, or his or her death, resignation or removal.

        All of our directors hold their positions on the board until our next annual meeting of the stockholders. Each director's term continues until the earlier of election and qualification of his or her successor, or his or her death, resignation or removal. Our bylaws authorize our board of directors to fill vacancies on our board of directors.

Director Independence

        In connection with this offering, we have applied to list our common stock on the NYSE MKT. Under the rules of the NYSE MKT, independent directors must comprise at least 50% of a listed company's board of directors. In addition, the rules of NYSE MKT require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent. Under the rules of NYSE MKT, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

        Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that all of the members of our board, except Mr. Pekarsky and Ms. Krammer, are "independent directors" as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of NYSE MKT. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in "Certain Relationships and Related Party Transactions."

Committees of the Board of Directors

        In March 2015, we established standing nominating, compensation and audit committees and adopted charters setting forth the powers and responsibilities of such committees. Prior to that time, our full board of directors performed the functions these committees would have performed. We did not believe it was necessary for our board of directors to establish such committees until recently because the volume of matters that came before our board of directors for consideration permitted the directors to give sufficient time and attention to such matters and to be involved in all related decisionmaking. Additionally, because our common stock is not listed for trading on a national securities exchange, such exchange rules did not require us to have such committees.

        We have made each of our committee charters available on our website at www.BioPharmX.com.

Audit Committee

        Our audit committee is comprised of Mr. Hubbard and Mr. Morlock. Mr. Hubbard is the chairman of our audit committee. The composition of our audit committee meets the requirements for independence under the current NYSE MKT and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Mr. Hubbard is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on him any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

  •
  selecting a firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;

  •
  ensuring the independence of the independent registered public accounting firm;

  •
  discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

  •
  establishing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

  •
  considering the adequacy of our internal controls and internal audit function;

  •
  reviewing material related-party transactions or those that require disclosure; and

  •
  approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

        Our compensation committee is comprised of Mr. Hubbard and Mr. Morlock. Mr. Morlock is the chairman of our compensation committee. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code, and meets the requirements for independence under the current NYSE MKT listing standards and SEC rules and regulations. Our compensation committee is responsible for, among other things:

  •
  reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

  •
  reviewing and recommending to our board of directors the compensation of our directors;

  •
  reviewing and recommending to our board of directors the terms of any compensatory agreements with our executive officers;

  •
  administering our 2014 Plan;

  •
  reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

  •
  reviewing our overall compensation philosophy.

Nominating and Governance Committee

        Our nominating and governance committee is comprised of Mr. Hubbard and Mr. Morlock. Mr. Morlock is the chairman of our nominating and governance committee. Each member of the Committee meets the requirements for independence under the current NYSE MKT listing standards. Our nominating and governance committee is responsible for, among other things:

  •
  identifying and recommending candidates for membership on our board of directors;

  •
  recommending directors to serve on board committees;

  •
  reviewing and recommending our corporate governance guidelines and policies;

  •
  reviewing proposed waivers of the code of conduct for directors and executive officers;

  •
  evaluating, and overseeing the process of evaluating, the performance of our board of directors and individual directors; and

  •
  assisting our board of directors on corporate governance matters.

Code of Ethics

        In March 2015, we adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The new code addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information and reporting of violations of the code.

Board Leadership Structure

        Our board of directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and chairman roles is driven by our needs at any point in time. Currently, Mr. Pekarsky serves as our Chief Executive Officer and the Chairman of our Board, and Ms. Krammer serves as our President. We have no policy requiring the combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed, and will continue to allow, our board of directors the flexibility to establish the most appropriate structure for our company at any given time.

Non-Employee Director Compensation

        In 2014, we did not pay any fees to, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of our non-employee directors other than to KIP in connection with Ping Wang's services as a director. On November 10, 2014, in connection with Ping Wang's appointment to our board of directors, we issued to KIP 290,000 shares of our common stock, of which 96,667 shares vested immediately on issuance and 193,333 shares will vest upon completion of a milestone in accordance with the terms of a subscription agreement entered into between us and KIP.

        The compensation received by each of Mr. Pekarsky, Ms. Krammer and Dr. Chan as our employees is shown below in "Executive Compensation—Summary Compensation Table."

        In April 2015, our board of directors adopted a non-employee director compensation policy that provides for a quarterly cash retainer fee of $5,000 to non-employee directors acting as chairpersons of committees of the board of directors. Beginning in the second quarter of fiscal 2015, Mr. Morlock and Mr. Hubbard began receiving quarterly cash compensation in accordance with this policy.

        In addition, in April 2015 our board of directors granted each of Mr. Hubbard and Mr. Morlock options to purchase 50,000 shares of our common stock at an exercise price of $3.00 per share that will vest monthly over a two-year period. Mr. Hubbard's option began vesting on February 2, 2015 and Mr. Morlock's option began vesting on March 26, 2015.

        Non-employee directors receive no other form of remuneration, perquisites or benefits, but may be reimbursed for their reasonable travel expenses incurred in attending board and committee meetings.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following is a summary of the compensation we paid to each of James R. Pekarsky, Anja Krammer and Kin F. Chan, PhD, collectively our Named Executive Officers, for the one-month period ended January 31, 2015 and the years ended December 31, 2014 and 2013 (in thousands).

Name and Principal Position	Year		Salary ($)(1)	Totals ($)
James R. Pekarsky(2)	2015	*	21	21
CEO, CFO, Chairman of the board of directors;	2014		250	250
CEO and director of BioPharmX, Inc.	2013		—	—
Anja Krammer(3)	2015	*	21	21
President and director;	2014		250	250
President and director of BioPharmX, Inc.	2013		—	—
Kin F. Chan, PhD(4)	2015	*	19	19
Executive Vice President of Research & Development	2014		197	197
	2013		—	—
Kade Thompson(5)	2015	*	—	—
CEO, CFO, director of Thompson Designs, Inc.	2014		—	—
	2013		—	—

*
Represents the one-month transition period ended January 31, 2015 with the transition period salary pro-rated based on the respective officer's annual salary.

(1)
Amounts set forth in this column with respect to fiscal 2014 and the one-month period ended January 31, 2015 represent salary earned during fiscal 2014 and the one-month period ended January 31, 2015, respectively.

(2)
Mr. Pekarsky was appointed as our Chief Executive Officer, Chief Financial Officer, Treasurer and Chairman on January 21, 2014. Mr. Pekarsky has been the Chief Executive Officer, Treasurer and a director of BioPharmX, Inc. since its inception. Mr. Pekarsky deferred a portion of his salary in fiscal 2014 and in the one-month period ended January 31, 2015.

(3)
Ms. Krammer was appointed as a director, President and Secretary on January 21, 2014. Ms. Krammer has been the President, Secretary and a director of BioPharmX, Inc. since its inception. Ms. Krammer deferred a portion of her salary in fiscal 2014 and in the one-month period ended January 31, 2015.

(4)
Dr. Chan was hired on February 17, 2014 as our Executive Vice President of Research & Development. Dr. Chan deferred a portion of his salary in fiscal 2014 and in the one-month period ended January 31, 2015.

(5)
Mr. Thompson resigned as Thompson Designs, Inc.'s sole director, Chief Executive Officer, President, Treasurer and Secretary on January 21, 2014, and received no compensation during the one-month period ended January 31, 2015 or the years ended December 31, 2014 and 2013.

Employment Agreements

Mr. Pekarsky's Employment Agreement

        On January 21, 2014, we entered into an employment agreement with Mr. Pekarsky, pursuant to which Mr. Pekarsky is employed as our Chief Executive Officer and Chief Financial Officer for a term of four years with a one-year automatic renewal term. Mr. Pekarsky's employment agreement terminates immediately in the event of his death or disability or, in the event either we or Mr. Pekarsky delivers written notice of termination to the other party, on the fifteenth day following delivery of such notice of termination. In addition, we may immediately terminate Mr. Pekarsky's employment agreement in the event Mr. Pekarsky breaches such agreement or upon the occurrence of an event that would constitute cause (as defined in his employment agreement). Mr. Pekarsky's employment agreement provides for a base salary of $250,000 per year and an annual bonus if performance targets are met, which determination will be made at the discretion of the board of directors. Mr. Pekarsky's employment agreement also provides that Mr. Pekarsky will be subject to non-disclosure, non-competition and non-solicitation covenants for specified periods following the termination of his employment with us.

        If we terminate Mr. Pekarsky's employment without cause (as defined in his employment agreement) or if Mr. Pekarsky resigns for good reason (as defined in his employment agreement) within 12 months of a change in control (as defined in his employment agreement) and he delivers a customary release of claims, he would be entitled to: (i) an amount equal to four times his annual compensation; (ii) a continuation of company-paid health and group-term life insurance benefits applicable to him as of the change of control (or provision of benefits equivalent thereto) for 24 months; and (iii) 100% acceleration of his then unvested options, restricted stock awards, performance shares, stock appreciation rights, and, subject to limitations imposed by the applicable award agreement and Section 409A of the Code, restricted stock units, performance-based restricted stock units and long-term cash incentives.

Ms. Krammer's Employment Agreement

        On January 21, 2014, we entered into an employment agreement with Ms. Krammer, pursuant to which Ms. Krammer is employed as our President for a term of four years with a one-year automatic renewal term. Ms. Krammer's employment agreement terminates immediately in the event of her death or disability or, in the event either we or Ms. Krammer delivers written notice of termination to the other party, on the fifteenth day following delivery of such notice of termination. In addition, we may immediately terminate Ms. Krammer's employment agreement in the event Ms. Krammer breaches such agreement or upon the occurrence of an event that would constitute cause (as defined in her employment agreement). Ms. Krammer's employment agreement provides for a base salary of $250,000 per year and an annual bonus if performance targets are met, which determination will be made at the discretion of the board of directors. Ms. Krammer's employment agreement also provides that Ms. Krammer will be subject to non-disclosure, non-competition and non-solicitation covenants for specified periods following the termination of her employment with us.

        If we terminate Ms. Krammer's employment without cause (as defined in her employment agreement) or if Ms. Krammer resigns for good reason (as defined in her employment agreement) within 12 months of a change in control (as defined in her employment agreement) and she delivers a customary release of claims, she would be entitled to: (i) an amount equal to four times her annual compensation; (ii) a continuation of company-paid health and group-term life insurance benefits applicable to her as of the change of control (or provision of benefits equivalent thereto) for 24 months; and (iii) 100% acceleration of her then unvested options, restricted stock awards, performance shares, stock appreciation rights, and, subject to limitations imposed by the applicable award agreement and Section 409A of the Code, restricted stock units, performance-based restricted stock units and long-term cash incentives.

Dr. Chan's Employment Agreement

        On February 17, 2014 we entered into an Employment Agreement with Dr. Chan, pursuant to which Dr. Chan is employed as Executive Vice President of Research & Development for a term of four years with a one-year automatic renewal term. Dr. Chan's employment agreement terminates immediately in the event of his death or disability or, in the event either we or Dr. Chan delivers written notice of termination to the other party, on the fifteenth day following delivery of such notice of termination. In addition, we may immediately terminate Dr. Chan's employment agreement in the event Dr. Chan breaches such agreement or upon the occurrence of an event that would constitute cause (as defined in his employment agreement). Dr. Chan's employment agreement provides for a base salary of $225,000 per year and an annual bonus if performance targets are met, which determination will be made at the discretion of the board of directors. Dr. Chan's employment agreement also provides that Dr. Chan will be subject to non-disclosure, non-competition and non-solicitation covenants for specified periods following the termination of his employment with us.

        If we terminate Dr. Chan's employment without cause (as defined in his employment agreement) or if Dr. Chan resigns for good reason (as defined in his employment agreement) within 12 months of a change in control (as defined in his employment agreement) and he delivers a customary release of claims, he would be entitled to: (i) an amount equal to two times his annual compensation; (ii) a continuation of company-paid health and group-term life insurance benefits applicable to him as of the change of control (or provision of benefits equivalent thereto) for 18 months; and (iii) 100% acceleration of his then unvested options, restricted stock awards, performance shares, stock appreciation rights, and, subject to limitations imposed by the applicable award agreement and Section 409A of the Code, restricted stock units, performance-based restricted stock units and long-term cash incentives.

        We have no plans that provide for the payment of retirement benefits, or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified defined benefit plans, supplemental executive retirement plans, tax qualified defined contribution plans and non-qualified defined contribution plans.

Potential Payments upon Termination or Change of Control

        The Named Executive Officers, which is defined under Item 402 of Regulation S-K as our principal executive officer and our next two most highly paid executive officers as of the end of the most recent fiscal year, are eligible to receive certain severance payments and benefits in connection with a termination of employment following a change in control of our company. Although we have entered into a written agreement with each of the Named Executive Officers to provide such severance payments and benefits, we, or an acquirer, may mutually agree with the Named Executive Officers to provide payments and benefits on terms that vary from those currently contemplated.

        In the event of a qualifying termination of employment within 12 months of a change of control, the Named Executive Officers will be eligible to receive the payments and benefits as described above in "Employment Agreements." The receipt of any termination-based payments or benefits is subject to the Named Executive Officer executing (and not subsequently revoking) a waiver and release of claims in favor of our company or successor company.

        Payments to each of Mr. Pekarsky and Ms. Krammer may be reduced in the event such payments are considered parachute payments within the meaning of Section 280G of the Code or in the event such payments trigger excise tax under Section 4999 of the Code.

Outstanding Equity Awards at January 31, 2015

        As of January 31, 2015, none of our Named Executive Officers had outstanding stock options or any other equity awards.

Employee Benefit and Stock Plans

2014 Equity Incentive Plan

        On January 23, 2014, we adopted our 2014 Plan, which was subsequently approved by Company stockholders.

        The 2014 Plan will terminate in 2024, unless sooner terminated by our board of directors. The purpose of the 2014 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.

Stock awards.

        The 2014 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, stock bonus awards and any other type of arrangement not inconsistent with the terms of the 2014 Plan and related to the issuance of (i) common stock, (ii) an option or stock appreciation right or (iii) any other security with the value derived from the value of the shares, which we refer to collectively as the stock awards. To date, only stock options have been granted under the 2014 Plan. These options, which were previously issued under the BioPharmX, Inc. 2011 Equity Incentive Plan, were substituted, and options under the 2014 Plan were issued to replace all such substituted BioPharmX, Inc. options.

        Incentive stock options may be granted only to employees, subject to certain limitations described below. All other awards may be granted to employees, including officers, as well as directors and consultants.

        The principal features of the 2014 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2014 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Share reserve.

        We initially reserved 2,700,000 shares of common stock under the 2014 Plan. On November 7, 2014, we increased the stock available under the 2014 Plan to 4,500,000 shares of common stock, but in no event may the total number of shares of common stock issuable upon exercise of all outstanding awards under the 2014 Plan exceed 30% of the issued and outstanding shares of our common stock, unless a higher percentage is approved by at least two-thirds of the outstanding shares entitled to vote. The following shares will again be available for grant and issuance under our 2014 Plan:

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  shares subject to awards granted under our 2014 Plan that are subsequently forfeited, canceled, expired or settled in cash;

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  unvested shares that are forfeited or repurchased by us at their original purchase price; and

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  shares subject to awards under our 2014 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

Administration.

        Our 2014 Plan will be administered by our compensation committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret our 2014 Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

Stock options.

        Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements that we have adopted. The compensation committee determines the exercise price for a stock option, within the terms and conditions of the 2014 Plan. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date of grant, except where a higher exercise price is required in the case of certain incentive stock options, as described below. Nonstatutory stock options will have an exercise price equal to at least 85% of the fair market value of our common stock on the date of grant, except where a higher exercise price is required in the case of certain nonstatutory stock options, as described below.

        Generally, our board of directors has granted options under the 2014 Plan that vest over a four-year period. Options may vest based on time or achievement of performance conditions, but are subject to minimum vesting conditions, as described below. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2014 Plan is 10 years. The compensation committee determines the term of stock options granted under the 2014 Plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionholder's stock option agreement provide otherwise, if an optionholder's relationship with us, or any of our related entities, ceases for any reason other than for cause, disability or death, the optionholder may exercise any vested options for a period of not less than 30 days following the cessation of service. If an optionholder's service relationship with us is terminated for cause, then the optionholder's stock option agreement may provide that the option terminates immediately. If an optionholder's service relationship with us or any of our related entities ceases due to disability or death, the optionholder, optionholder's legal representative or a beneficiary may exercise any vested options for a period of 12 months in the event of disability or death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its maximum term.

        Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the compensation committee and may include (a) cash or check, (b) delivery of a promissory note with terms to be determined by the compensation committee, (c) the tender of common stock previously owned by the optionholder, (d) a broker-assisted cashless exercise or (e) or any combination of the foregoing methods of payment.

        Options generally are not transferable except by will and the laws of descent and distribution. An optionholder may, however, designate a beneficiary who may exercise the option following the optionholder's death.

Limitations on incentive stock options and nonstatutory stock options.

        Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock comprising more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant. No nonstatutory stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock comprising more than 10% of our total combined voting power or that of any of our affiliates unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant. The vesting of stock options under the 2014 Plan will be determined by the compensation committee, but will in no case be a rate of less than 20% per year over five years from the date the stock option is granted.

Restricted stock awards.

        A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price, if any, of a restricted stock award will be determined by our compensation committee. Restricted stock awards will have a purchase price equal to at least 85% of the fair market value of our common stock on the date of grant, except where a higher purchase price is required, as described below. Restricted stock awards may be granted in consideration for cash or check or other consideration set forth in the participant's individual restricted stock award agreement. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option or forfeiture restriction in our favor in accordance with a vesting schedule to be determined by the compensation committee. Rights to acquire shares under a restricted stock award generally are not transferable except by will and the laws of descent and distribution. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited or subject to repurchase upon the participant's cessation of continuous service for any reason.

Limitations on restricted stock awards.

        No restricted stock awards may be granted to any person who, at the time of the grant, owns or is deemed to own stock comprising more than 10% of our total combined voting power or that of any of our affiliates unless the purchase price is at least 110% of the fair market value of the stock subject to the restricted stock award on the date of grant. If the restricted stock award is subject to a right of repurchase in favor of us, the right to repurchase shall lapse at the rate of at least 20% of the shares subject to the restricted stock award per year over five years from the date the award is granted.

Other stock awards.

        Our compensation committee may grant other awards based in whole or in part by reference to our stock, including, but not limited to, stock bonus awards and stock appreciation rights. The compensation committee will set the number of shares under the award and all other terms and conditions of such awards.

Changes to capital structure.

        The number of shares covered by each outstanding award, and the number of shares which have been authorized for issuance under the 2014 Plan but as to which no awards have yet been granted or which have been returned to the 2014 Plan, the exercise or purchase price of each such outstanding award as well as any other terms that the compensation committee determines require adjustment shall be proportionately adjusted for (a) any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the shares, (b) any other increase or decrease in the number of issued shares effected without receipt of consideration by us or (c) as the compensation committee may determine in its discretion, any other transaction with respect to common stock to which Section 424(a) of the Code applies. Such adjustment shall be made by the compensation committee and its determination shall be final, binding and conclusive.

Corporate transactions.

        The 2014 Plan provides that, in the event of a sale, transfer or other disposition of all or substantially all of the assets of us or specified types of mergers or consolidations, each, a corporate transaction, outstanding awards under our 2014 Plan will terminate upon the consummation of the corporate transaction unless they are assumed or substituted. All outstanding awards under our 2014 Plan will become fully vested and exercisable immediately prior to the specified effective date of the corporate transaction, unless the award is assumed by our parent or successor corporation. For the purposes of accelerating the vesting in the event of a corporate transaction (but not for purposes of termination of such awards), the award shall be considered assumed if, in connection with the corporate transaction, the award is replaced with a comparable award with respect to shares of capital stock of the successor corporation or parent or is replaced with a cash incentive program of the successor corporation or parent which preserves the compensation element of such award existing at the time of the corporate transaction and provides for subsequent payout in accordance with the same vesting schedule applicable to such award.

Plan suspension or termination.

        Our board of directors has the authority to suspend or terminate the 2014 Plan at any time provided that such action does not impair the existing rights of any participant.

Securities laws and federal income taxes.

        The 2014 Plan is intended to comply with various securities and tax laws.

  •
  Securities laws.  The 2014 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder. The 2014 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

  •
  Section 409A of the Code.  Certain awards under the 2014 Plan may be considered "nonqualified deferred compensation" for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2014 Plan and any other equity incentive plans for the taxable year and all preceding taxable years, by any participant with respect to whom the failure relates, are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

401(k) Plan

        We sponsor a retirement savings plan intended to qualify for favorable tax treatment under Section 401(a) of the Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. U.S. employees are generally eligible to participate in the plan on the first day of the calendar month following the employees' date of hire. Participants may make pre-tax and certain after-tax (Roth) deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax elective deferrals under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee's interest in his or her pre-tax deferrals is 100% vested when contributed. The plan permits all eligible plan participants to contribute between 1% and 90% of eligible compensation, on a pre-tax or Roth basis, into their accounts.

Limitations on Liability and Indemnification Matters

        Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

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  any breach of the director's duty of loyalty to us or our stockholders;

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  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

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  any transaction from which the director derived an improper personal benefit.

        Our certificate of incorporation requires us to indemnify our directors, officers, employees or agents to the maximum extent permitted by Section 145 of the DGCL.

        We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for directors in our certificate of incorporation. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts actually incurred by these individuals in any action, suit or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors and executive officers for the investigation, settlement, appeal or defense of any action for which indemnification is required.

        We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors, officers and key employees. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions contained in our certificate of incorporation and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

        At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We describe below transactions and series of similar transactions, since January 1, 2013, to which we were a party or will be a party, in which:

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  the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our assets for the last two fiscal years; and

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  any of our directors, executive officers, promoters or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

        Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under "Executive Compensation."

Transactions with Founders

        Our policy is that a contract or transaction either between us and a director, or between a director and another company in which he is financially interested is not necessarily void or voidable if the relationship or interest is disclosed or known to the board of directors and the stockholders are entitled to vote on the issue, or if it is fair and reasonable to our company.

        On December 21, 2012, we borrowed $3,000 from Kade Thompson, under the terms of a promissory note due December 21, 2014. The note bore interest of 5% per annum payable at maturity and was cancelled in connection with the Share Exchange.

        Since our inception, our founding executives, Mr. Pekarsky, Ms. Krammer and Dr. Chan, have made advances to cover short-term operating expenses. These advances are non-interest bearing. As of January 31, 2015, December 31, 2014 and December 31, 2013 our related party payables were $218,000, $199,000 and $125,000, respectively, as noted in the table below.

		Year ended December 31,
	Month ended January 31, 2015
		2014	2013
James R. Pekarsky	$65,000	$59,000	$112,000
Anja Krammer	81,000	75,000	11,000
Kin F. Chan, PhD	72,000	65,000	2,000

	$218,000	$199,000	$125,000

Share Exchange Agreement

        On January 23, 2014, we entered into and consummated transactions pursuant to a share exchange agreement with BioPharmX, Inc., and the stockholders of BioPharmX, Inc. (including Mr. Pekarsky, Ms. Krammer and Dr. Chan), whereby we issued to the stockholders of BioPharmX, Inc. an aggregate of 7,025,000 shares of our common stock in exchange for 100% of the shares of BioPharmX, Inc. The shares of our common stock received by the stockholders of BioPharmX, Inc. in the transaction constituted approximately 77.8% of our then issued and outstanding common stock, after giving effect to the issuance of shares pursuant to the share exchange agreement.

Subscription Agreements

        From April 2014 through November 2014, we issued and sold to accredited investors an aggregate of 4,207,987 shares of Series A preferred stock, at a purchase price of $1.85 per share, for aggregate consideration of $7.8 million pursuant to subscription agreements and issued warrants with an initial exercise price of $3.70 per share for an aggregate of 2,042,589 shares of common stock.

        In connection with the Series A preferred stock financing, (i) KIP acquired 540,541 shares of Series A preferred stock from us for aggregate consideration of $1.0 million and warrants exercisable for an aggregate of 270,270 shares of common stock at $3.70 per share, (ii) Dong Ping Hong acquired 540,541 shares of Series A preferred stock from us for aggregate consideration of $1.0 million and warrants exercisable for an aggregate of 270,270 shares of common stock at $3.70 per share and (iii) Zheng Xiao acquired 540,540 shares of Series A preferred stock from us for aggregate consideration of $1.0 million and warrants exercisable for an aggregate of 270,270 shares of common stock at $3.70 per share. KIP, Dong Ping Hong and Zheng Xiao each hold more than 5% of our capital stock. Ping Wang, one of our directors, is an affiliate of KIP.

        Investors also received registration rights pursuant to the subscription agreements. For a description of these rights, see "Description of Capital Stock—Registration Rights."

Restricted Stock Award

        On November 10, 2014 we awarded restricted stock to KIP. Pursuant to the award, we issued to KIP 290,000 shares of common stock with 96,667 shares vesting immediately and the remaining 193,333 shares vesting on the earlier of our achieving $2 million in revenues from VI2OLET or upon a "qualified listing," defined as uplisting to NYSE or NASDAQ within three years from the issuance of shares of Series A preferred stock, in exchange for Mr. Wang's, a principal of KIP, services as a director.

Investor Rights Agreements

        We have entered into investor rights agreements with certain holders of our Series A preferred stock. These stockholders are entitled to rights with respect to the registration of their shares in connection with a public offering. The investor rights agreements will terminate upon receipt of approval of a qualified listing. For a description of these registration rights, see "Description of Capital Stock—Registration Rights."

Voting Agreement

        We are party to a voting agreement under which Mr. Pekarsky and Ms. Krammer have agreed to vote in a certain way on certain matters, including with respect to a merger or sale of us, or a sale of substantially all of our assets. Upon receipt of approval of a qualified listing, the voting agreement will terminate and Mr. Pekarsky and Ms. Krammer will no longer be required to vote in accordance with the agreement.

Indemnification Agreements

        We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements require us to indemnify our directors to the fullest extent permitted by Delaware law. For more information regarding these agreements, see "Executive Compensation—Limitations on Liability and Indemnification Matters."

        Except for the above transactions or as otherwise set forth in this prospectus or in any reports filed by us with the SEC, we were not a party to any transaction (where the amount involved exceeded the lesser of $120,000 or 1% of the average of our assets for the last two fiscal years) in which a director, executive officer, holder of more than five percent of our common stock, or any member of the immediate family of any such person have or will have a direct or indirect material interest and no such transactions are currently proposed. We are currently not a subsidiary of any company.

Employment Agreements

        We have entered into employment agreements with Mr. Pekarsky, Ms. Krammer and Dr. Chan. For a description of these agreements, see "Executive Compensation—Employment Agreements."

KIP Private Placement

        Pursuant to a subscription agreement dated October 24, 2014, KIP will purchase 1,081,081 shares of our common stock for an aggregate purchase price of $2.0 million at $1.85 per share, in a private placement that will close within 15 business days of this offering. The shares that will be sold in the KIP private placement will not be registered under the Securities Act. As of January 31, 2015, KIP beneficially owned approximately 6.84% of our common stock and immediately following this offering and the KIP private placement, KIP will beneficially own approximately         % of our common stock. The sale of these shares to KIP will not be registered in this offering.

 PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common stock at April 30, 2015, and as adjusted to reflect the sale of common stock in this offering and the KIP private placement, for:

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  each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

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  each of our directors;

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  each of our Named Executive Officers; and

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  all of our directors and executive officers as a group.

        We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

        Applicable percentage ownership is based on 16,234,981 shares of common stock outstanding as of April 30, 2015 and assumes the conversion of all outstanding shares of Series A preferred stock into an aggregate of 4,207,987 shares of our common stock. For purposes of the table below, we have assumed that          shares of common stock will be issued by us in the offering and the KIP private placement.

        In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options and warrants held by that person or entity that are currently exercisable or that will become exercisable within 60 days of April 30, 2015. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o BioPharmX Corp., 1098 Hamilton Court, Menlo Park, California 94025.

	Shares Beneficially Owned Prior to this Offering and the KIP Private Placement		Shares Beneficially Owned After this Offering and the KIP Private Placement
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Directors and Named Executive Officers:
James R. Pekarsky(1)	2,500,000	15.40%
Anja Krammer	2,500,000	15.40%
Kin F. Chan, PhD	1,200,000	7.39%
Ping Wang	—	—
Michael Hubbard	—	—
Stephen Morlock(2)	218,382	1.35%
All officers and directors as a group (6 persons named above)(3)	6,418,382	39.53%
5% or Greater Stockholders:
Leonid Frenkel(4)	1,122,385	6.77%
KIP(5)	1,100,811	6.59%
Dong Ping Hong(6)	875,675	5.35%

(1)
Consists of 2,500,000 shares of our common stock held by The James Pekarsky Trust, of which James R. Pekarsky is the sole beneficiary and trustee.

(2)
Consists of 13,514 shares of Series A preferred stock (on an as-converted basis) and 204,868 shares of common stock held by Stephen W. Morlock and Karen R. Morlock TIEE UPT dated 04/21/03, of which Mr. Morlock is a co-trustee and co-beneficiary.

(3)
Consists of 13,514 shares of Series A preferred stock (on an as-converted basis) and 6,404,868 shares of our common stock held by all directors and executive officers as a group.

(4)
Consists of (i) 435,267 shares of common stock held by Periscope Partners L.P., of which Leonid Frenkel is a general partner and over which Mr. Frenkel has voting and dispositive power, (ii) 343,559 shares of common stock held by Mr. Frenkel and (iii) 343,559 shares of common stock issuable to Mr. Frenkel upon exercise of a warrant that could be exercised within 60 days of April 30, 2015, thus qualifying for inclusion in beneficial ownership.

(5)
Consists of (i) 96,667 vested shares and 193,333 restricted shares that may vest within 60 days of April 30, 2015 (all held by KIP), (ii) 540,541 shares of our Series A preferred stock (on an as-converted basis) held by KIP and (iii) 270,270 shares of our common stock issuable to KIP upon exercise of a warrant that could be exercised within 60 days of April 30, 2015, thus qualifying for inclusion in beneficial ownership. Although Ping Wang is a Principal of Korea Investment Partners Co., Ltd., which manages KIP, Mr. Wang does not have voting and dispositive power over the shares issued to KIP.

(6)
Consists of (i) 540,541 shares of Series A preferred stock (on an as-converted basis) held by Dong Ping Hong, (ii) 200,000 shares of common stock held by Mr. Hong and (iii) 135,134 shares of our common stock issuable to Mr. Hong upon exercise of a warrant that could be exercised within 60 days of April 30, 2015, thus qualifying for inclusion in beneficial ownership.

DESCRIPTION OF CAPITAL STOCK

        Upon the completion of this offering and our receipt of approval to list on the NYSE MKT, our authorized capital stock will consist of 90,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

        Pursuant to the provisions of our Amended and Restated Designations, Preferences and Rights of Series A Preferred Stock, or Series A Designation, all of the outstanding shares of Series A preferred stock will automatically convert into common stock upon our receipt of approval to list on the NYSE MKT. Assuming the effectiveness of this conversion as of January 31, 2015, there were 15,623,403 shares of our common stock issued, held by 47 stockholders of record. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

        Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See "Dividend Policy" above.

Voting Rights

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for any matter in our certificate of incorporation. Accordingly, pursuant to our certificate of incorporation, holders of a majority of the shares of our common stock will be able to elect all of our directors.

No Preemptive or Similar Rights

        Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

        Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Series A Preferred Stock

        Pursuant to the provisions of the Series A Designation, all of our outstanding Series A preferred stock will automatically convert into common stock, with such conversion to be effective upon our receipt of approval to list on the NYSE MKT. As a result, each currently outstanding share of Series A preferred stock will be converted into common stock. Our Series A preferred stock will convert at a ratio of one share of common stock for each share of Series A preferred stock.

        Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any additional shares of preferred stock.

Options

        As of January 31, 2015, we had outstanding options to purchase an aggregate 2,689,252 shares of our common stock, with a weighted-average exercise price of $0.91 per share.

Warrants

        As of January 31, 2015, we had outstanding warrants to purchase an aggregate 2,321,009 shares of our common stock, with a weighted-average exercise price of $3.20 per share, not including certain warrants to purchase common stock that were exercised according to the warrant exercise agreements.

Registration Rights

        Pursuant to the terms of subscription agreements for our Series A preferred stock, and the amended warrant exercise agreements, immediately following our approval to list on the NYSE MKT, the holders of 4,772,649 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

Preemptive or Similar Rights

        Individuals who purchased at least $500,000 of shares of our Series A preferred stock, or Qualified Subscribers, have preemptive rights with respect to any subsequent securities offering by us, or Subsequent Offering. For twelve months after the closing of a Qualified Subscriber's investment in our Series A preferred stock, such Qualified Subscriber has the right to purchase on a pro rata basis up to an aggregate of 50% of the securities offered in any Subsequent Offering. Qualified Subscribers also have notice rights with respect to such Subsequent Offerings. Each of the Qualified Subscribers has waived his or her preemptive rights with respect to the offering contemplated by this prospectus, the underwriters' warrants and the KIP private placement. All preemptive rights will expire by November 17, 2015. KIP, a beneficial owner of more than 5% of our outstanding common stock as of April 30, 2015, is a Qualified Subscriber.

Demand Registration Rights

        If at any time following our approval to list on the NYSE MKT, (a) there is no effective registration statement with respect to common stock underlying our Series A preferred stock and warrants issued in connection with our Series A preferred stock, or Registrable Shares, and (b) not all of the Registrable Shares may be sold without registration pursuant to Rule 144 of the Securities Act, then holders representing more than 50% of the Registrable Shares may demand registration of the

Registrable Shares. Within 45 days of such request, we are obligated to use our best efforts to file a registration statement under the Securities Act covering all Registrable Shares that the initiating holders requested to be registered and any additional Registrable Shares requested to be included in such registration by any other holders of Registrable Shares. We are only required to file two registration statements that are declared effective upon exercise of these demand registration rights.

Piggyback Registration Rights

        In connection with this offering, pursuant to investor rights agreements, certain holders of Registrable Shares would have been entitled to, and the necessary percentage of holders waived, rights to include their Registrable Shares in this offering. The investor rights agreements will terminate upon receipt of approval to list our stock on the NYSE MKT. See "Certain Relationships and Related Party Transactions—Investor Rights Agreements."

Expenses of Registration Rights

        We will pay all expenses associated with the registrations pursuant to the subscription agreements.

Anti-Takeover Provisions

        The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

        We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

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  Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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  The interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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  At or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Certificate of Incorporation and Bylaw Provisions

        Our certificate of incorporation and our bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

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  Board of Directors Vacancies.  Our bylaws authorize our board of directors to fill vacant directorships, including newly created seats. This provision could prevent a stockholder from gaining control of our board of directors by filling vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

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  Special Meetings of Stockholders.  Our bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors or an officer instructed by the directors to call a special meeting, thus prohibiting a stockholder from calling a special meeting. This provision might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

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  No Cumulative Voting.  The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws do not provide for cumulative voting.

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  Amendment of Bylaw Provisions.  Any of the above provisions in our bylaws may be amended or repealed by unanimous written consent of our board of directors.

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  Issuance of Undesignated Preferred Stock.  Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors, of which 5,500,000 shares are currently designated as Series A preferred stock. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by merger, tender offer, proxy contest or other means.

Transfer Agent and Registrar

        Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent's address is 250 Royall St., Canton, MA 20201, and its telephone number is 877-373-6374.

Exchange Listing

        Our common shares are currently quoted on the OTCQB Marketplace under the symbol "BPMX." We have applied to list our common stock on the NYSE MKT under the symbol "BPMX."

 SHARES ELIGIBLE FOR FUTURE SALE

        Upon the closing of this offering, we will have a total of          shares of our common stock outstanding, assuming no exercise of the underwriters' option to purchase additional shares and the sale of 1,081,081 shares (for an aggregate purchase price of $2.0 million at the price of $1.85 per share) of common stock in the KIP private placement, based on the 11,415,416 shares of our common stock outstanding as of January 31, 2015. Of these outstanding shares, all of the          shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, could only be sold in compliance with Rule 144.

        Of the remaining outstanding          shares of our common stock, including the shares issued in the KIP private placement,    will be deemed "restricted securities" as defined in Rule 144, including shares issued in connection with the conversion of our Series A preferred stock, each of which contain restrictive legends regarding their availability to resell. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below. In addition, security holders who have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our investors rights agreements described above under "Description of Capital Stock—Registration Rights," subject to the provisions of Rule 144, shares will be available for sale in the public market as follows:

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  Beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market; and

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  Beginning 180 days after the date of this prospectus,                additional shares will become eligible for sale in the public market, of which          shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below, and          shares will be unvested and subject to our right of repurchase.

Lock-Up/Market Standoff Agreements

        All of our directors and officers and certain of our security holders are subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to our common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of our common stock, for a period of 180 days following the date of this prospectus without the prior written consent of CRT Capital. See "Underwriting."

Rule 144

        In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

        In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

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  1% of the number of shares of our common stock then outstanding, which will equal approximately          shares immediately after this offering and the KIP private placement; or

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  the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration Rights

        We have granted demand and piggyback registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see "Description of Capital Stock—Registration Rights."

Form S-8 Registration Statement

        On January 26, 2015, we filed a registration statement on Form S-8 under the Securities Act to register 3,732,252 shares of our common stock to be issued or reserved for issuance under our 2014 Plan. For a further description of our 2014 Plan, see "Executive Compensation—Employee Benefit and Stock Plans—2014 Equity Incentive Plan." Shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME AND
ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

        This section summarizes the material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock by "non-U.S. holders" (as defined below) pursuant to this offering. This summary does not provide a complete analysis of all potential U.S. federal income and estate tax considerations relating thereto. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended, or Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly retroactively, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

        This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift tax laws. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

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  banks, insurance companies or other financial institutions;

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  partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities);

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  corporations that accumulate earnings to avoid U.S. federal income tax;

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  persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

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  tax-exempt organizations or tax-qualified retirement plans;

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  regulated investment companies;

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  pension funds;

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  controlled foreign corporations or passive foreign investment companies;

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  dealers in securities or currencies;

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  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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  persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

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  certain former citizens or former long-term residents of the United States;

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  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction;

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  persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

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  persons deemed to sell our common stock under the constructive sale provisions of the Code.

        In addition, if a partnership or entity classified as a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

        INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Non-U.S. Holder Defined

        For purposes of this summary, a "non-U.S. holder" is any beneficial owner of our common stock, other than a partnership, that is not:

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  an individual who is a citizen or resident of the United States;

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  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia;

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  a trust that (i) is subject to the primary supervision of a U.S. court and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

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  an estate whose income is subject to U.S. federal income tax regardless of source.

        If you are a non-U.S. citizen who is an individual, you may, in many cases, be treated as a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions

        We do not expect to declare or make any distributions on our common stock in the foreseeable future. If we do pay make distributions on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder's adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See "—Sale of Common Stock."

        Any dividend paid to a non-U.S. holder on our common stock that is not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate, however, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder's country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN or Form W-8BEN-E (or any successor of such forms) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

        Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder's country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to U.S. withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with an IRS Form W-8ECI (or successor form) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at graduated tax rates, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale of Common Stock

        Subject to the discussions below regarding Backup Withholding and Information Reporting and the Foreign Account Tax Compliance Act, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our common stock unless:

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  the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder's country of residence, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

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  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

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  the rules of the Foreign Investment in Real Property Tax Act (FIRPTA) treat the gain as effectively connected with a U.S. trade or business.

        The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder's holding period, a "U.S. real property holding corporation," or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of the value of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if beneficially owned by a non-U.S. holder that actually or constructively owned more than 5% of our outstanding common stock at some time within the five-year period preceding the disposition.

        If any gain from the sale, exchange or other disposition of our common stock, (i) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder's country of residence, is attributable to a permanent establishment maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a "branch profits tax." The branch profits tax rate is 30%, although an applicable income tax treaty between the United States and the non-U.S. holder's country of residence might provide for a lower rate.

U.S. Federal Estate Tax

        The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent's country of residence provides otherwise.

Backup Withholding and Information Reporting

        The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payers to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payer, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided they establish such exemption.

        Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its non-U.S. status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under "Dividends" will generally satisfy the certification requirements necessary to avoid the backup withholding tax. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

        Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-U.S. office of a broker that is:

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  a U.S. person (including a foreign branch or office of such person);

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  a "controlled foreign corporation" for U.S. federal income tax purposes;

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  a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

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  a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

        Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

        A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by the applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The 30% federal withholding tax described in this paragraph generally cannot be reduced under existing income tax treaties with the United States, although under certain circumstances a non-U.S. holder might be eligible for refunds or credits of such taxes. In addition, an intergovernmental agreement between the U.S. and an applicable foreign country may modify the requirements described in this paragraph. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Holders should consult with their own tax advisors regarding the possible implications of the withholding described herein.

        The withholding provisions described above generally apply to proceeds from a sale or other disposition of common stock if such sale or other disposition occurs on or after January 1, 2017 and to payments of dividends on our common stock.

        EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

        CRT Capital Group LLC, or CRT Capital, is acting as the sole book-running manager of the offering and as representative of the several underwriters. We have entered into an underwriting agreement dated          , 2015 with CRT Capital. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares
CRT Capital Group LLC
Feltl and Company
Newport Coast Securities, Inc.

Total

        The underwriters are committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares as described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters' obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.

        We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

        The underwriters are offering the common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The underwriters propose to offer the common stock offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the common stock to other securities dealers at such price less a concession of $      per share. After the initial offering, the public offering price and concession to dealers may be changed.

        Discounts and Commissions.    The following table shows the public offering price, underwriting discounts and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount (7%)	$	$	$
Proceeds, before expenses, to us	$	$	$

        We have paid an expense deposit of $25,000 to CRT Capital, which will be applied against out-of-pocket expenses of the underwriters in connection with this offering. The underwriting agreement provides that if such expenses are less than $25,000, the representative shall reimburse the balance of the expense deposit to us.

        We have also agreed to pay to CRT Capital its actual, out-of-pocket expenses, including fees and disbursements of the underwriters' counsel related to this offering, up to an aggregate maximum amount of $300,000, regardless of whether the offering is completed.

        Option to Purchase Additional Shares.    We have granted the underwriters an option to purchase additional shares. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of        additional shares of common stock from us to cover their option to purchase additional shares. If the underwriters exercise all or part of this option, they will purchase shares of common stock covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $        and the total proceeds to us, after deducting the underwriting discount and the underwriter's non-accountable expense allowance but before other expenses, will be $        .

        Discretionary Accounts.    The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

        Lock-Up Agreements.    Pursuant to certain "lock-up" agreements, certain of our stockholders, including our executive officers and directors, and we have agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, make any short sale or otherwise dispose of or transfer, directly or indirectly, any shares of our common stock or any securities convertible into, exercisable or exchangeable for or that represent the right to receive common stock or exercise any right with respect to the registration of any of the lock-up securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the lock-up securities, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, in each case, without the prior written consent of CRT Capital, for a period of 180 days from the date of the underwriting agreement, subject to certain exceptions.

        Underwriters' Warrants.    We have agreed to issue warrants to the underwriters, or underwriters' warrants, to purchase up to a total of         shares of common stock (3% of the shares of common stock sold in this offering). The warrants are exercisable at $      per share (    % of the price of the shares sold in the offering), beginning six months after the date of the closing of this offering until the fifth anniversary of the date of the closing of this offering. The exercise price and number of shares issuable upon exercise of the underwriters' warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the exercise price of the underwriters' warrants will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price. The underwriters' warrants are deemed compensation under FINRA rules and are subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). The underwriters (and their permitted assignees under FINRA rules) may not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transactions that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of this prospectus, subject to certain exceptions under FINRA rules.

        Right of First Refusal.    CRT Capital has a right of first refusal to participate on a non-exclusive basis as a co-managing underwriter, co-arranger or placement agent in connection with any Rule 144A offering, underwritten public offering or other equity financing that we may undertake, on terms and conditions customary for CRT Capital for similar transactions. This right of first refusal has a duration of no more than one year from the earlier of the closing of the offering or April 16, 2016.

        Electronic Offer, Sale and Distribution of Shares.    A prospectus in electronic format may be made available on the websites maintained by the underwriters or one or more selling group members, if any, participating in this offering and the underwriters may distribute this prospectus electronically. The underwriters may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

        Other Relationships.    Each underwriter and its affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. Except as disclosed in this prospectus, we have no present arrangements with the underwriters for any future services.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

        Market Information.    Prior to this offering, our common stock traded on the OTCQB Marketplace with very limited daily trading volume. The public offering price will be determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:

  •
  the history of, and prospects for, our company and the industry in which we compete;

  •
  our past and present financial information;

  •
  an assessment of our management;

  •
  our past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the public offering price.

        NYSE MKT Listing.    We have applied to list our common stock on the NYSE MKT under the symbol "BPMX."

        Stabilization.    In connection with this offering, each underwriter may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

  •
  Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

  •
  Overallotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position, which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase pursuant to their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any short position by exercising their option to purchase additional shares and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of their option to purchase additional shares. If the underwriters sell more shares than could be covered by exercise of their option to purchase additional shares and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of shares of our common stock or preventing or retarding a decline in the market price of shares of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on NYSE MKT, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        Passive market making.    In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Offer restrictions outside the United States

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

  Australia

        This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

  China

        The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People's Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to "qualified domestic institutional investors."

  European Economic Area-Belgium, Germany, Luxembourg and Netherlands

        The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC, or Prospectus Directive, as implemented in Member States of the European Economic Area, each a Relevant Member State, from the requirement to produce a prospectus for offers of securities.

        An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

  a)
  to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  b)
  to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

  c)
  to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

  d)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

  France

        This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General

Regulation of the French Autorité des marchés financiers, or AMF. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

        This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

        Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d'investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

        Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

  Ireland

        The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the "Prospectus Regulations"). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

  Israel

        The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

  Italy

        The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ-$$-Aga e la Borsa, "CONSOB" pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998, or Decree No. 58, other than:

  •
  to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999, or Regulation no. 1197l, as amended, or Qualified Investors; and

  •
  in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

        Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

  •
  made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

  •
  in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

        Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

  Japan

        The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the "FIEL") pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

  Portugal

        This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are "qualified investors" (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

  Sweden

        This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag

(1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are "qualified investors" (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

  Switzerland

        The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

        This document is personal to the recipient only and not for general circulation in Switzerland.

  United Arab Emirates

        Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

        No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

  United Kingdom

        Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended, or FSMA) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to "qualified investors" (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

        Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

        In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005, or FPO, (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together "relevant persons"). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

 LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, Mountain View, California. Certain legal matters relating to this offering will be passed upon for the underwriters by K&L Gates LLP, Irvine, California.

EXPERTS

        The consolidated financial statements of BioPharmX Corporation as of January 31, 2015 and December 31, 2014 and 2013, and for the one-month period ended January 31, 2015 and each of the two years in the period ended December 31, 2014 included in this prospectus, have been so included in reliance on the report of Burr Pilger Mayer, Inc., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement.

        We are a reporting company and currently file periodic reports with the SEC. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
BioPharmX Corporation

        We have audited the accompanying consolidated balance sheets of BioPharmX Corporation and its subsidiary (the "Company") as of January 31, 2015 and December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive loss, convertible redeemable preferred stock and stockholders' deficit, and cash flows for the one-month period ended January 31, 2015 and each of the two years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioPharmX Corporation and its subsidiary as of January 31, 2015 and December 31, 2014 and 2013, and the results of their operations and their cash flows for the one-month period ended January 31, 2015 and each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying consolidated financial statements have been prepared assuming that BioPharmX Corporation and its subsidiary will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company's recurring losses from operations, available cash and accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Burr Pilger Mayer, Inc.
San Jose, California April 20, 2015

BIOPHARMX CORPORATION

CONSOLIDATED BALANCE SHEETS

as of January 31, 2015, December 31, 2014 and 2013

(in thousands, except share and per share data)

		December 31
	January 31, 2015
		2014	2013
ASSETS
Current assets:
Cash	$1,305	$2,111	$3
Accounts receivable	1	2	—
Inventory	160	138	—
Prepaid expenses and other current assets	239	269	36

Total current assets	1,705	2,520	39
Property and equipment, net	234	235	32
Intangible assets	149	150	150
Other assets	50	50	150
Restricted cash	35	35	—

Total assets	$2,173	$2,990	$371

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$1,152	$486	$229
Accrued liabilities	4	426	198
Payroll liabilities	128	199	64
Deferred rent	49	51	65
Deferred revenue	6	6	—
Related party payables	218	199	125
Convertible notes, short-term	—	—	90

Total current liabilities	1,557	1,367	771
Convertible notes payable	—	—	938
Other long-term liabilities	—	—	32

Total liabilities	1,557	1,367	1,741

Commitments and contingencies (Note 12)
Series A convertible redeemable preferred stock, $0.001 par value; 10,000,000 shares authorized; 4,207,987, 4,207,987 and no shares issued and outstanding at January 31, 2015, December 31, 2014 and 2013, respectively (liquidation preference of $8.0 million as of January 31, 2015)	6,823	6,730	—

Stockholders' deficit:
Common stock, $0.001 par value; 90,000,000 shares authorized; 11,415,416, 11,375,311 and 7,025,000 shares issued and outstanding at January 31, 2015, December 31, 2014 and 2013, respectively	11	11	7
Additional paid-in capital	4,416	4,372	306
Accumulated deficit	(10,634)	(9,490)	(1,683)

Total stockholders' deficit	(6,207)	(5,107)	(1,370)

Total liabilities, convertible redeemable preferred stock and stockholders' deficit	$2,173	$2,990	$371

The accompanying notes are an integral part of these consolidated financial statements.

BIOPHARMX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

for the months ended January 31, 2015 and 2014 and the years ended December 31, 2014 and 2013

(in thousands, except share and per share data)

	Month ended January 31		Year ended December 31,
	2015	2014	2014	2013
		(Unaudited)
Revenue	$1	$—	$—	$—
Cost of goods sold	1	—	—	—

Gross margin	—	—	—	—
Operating expenses:
Research and development	365	103	2,519	671
Sales and marketing	378	73	2,299	132
General and administrative	401	165	2,953	711

Total operating expenses	1,144	341	7,771	1,514

Loss from operations	(1,144)	(341)	(7,771)	(1,514)
Other income	—	—	40	—
Interest expense, net	—	(23)	(76)	(74)

Net and comprehensive loss	(1,144)	(364)	(7,807)	(1,588)
Accretion on Series A convertible redeemable preferred stock	(43)	—	(163)	—
Deemed dividend on Series A convertible redeemable preferred stock	(50)	—	(159)	—

Net loss available to common stockholders	$(1,237)	$(364)	$(8,129)	$(1,588)

Basic and diluted net loss available to common stockholders per share	$(0.11)	$(0.05)	$(0.80)	$(0.22)

Shares used in computing basic and diluted net loss per share	11,408,000	7,750,000	10,217,000	7,119,000

The accompanying notes are an integral part of these consolidated financial statements.

BIOPHARMX CORPORATION

CONSOLIDATED STATEMENTS OF CONVERTIBLE REDEEMABLE PREFERRED
STOCK AND STOCKHOLDERS' DEFICIT

for the month ended January 31, 2015 and the years ended December 31, 2014 and 2013

(in thousands, except share and per share data)

	Series A Convertible Redeemable Preferred Stock

			Common Stock
					Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount

Balance at December 31, 2012	—	$—	7,400,000	$7	$42	$(95)	$(46)
Repurchase of common stock	—	—	(375,000)	—	—	—	—
Stock-based compensation	—	—	—	—	58	—	58
Issuance of convertible notes payable with beneficial conversion feature	—	—	—	—	206	—	206
Net and comprehensive loss	—	—	—	—	—	(1,588)	(1,588)

Balance at December 31, 2013	—	—	7,025,000	7	306	(1,683)	(1,370)
Thompson Designs, Inc. common stock assumed in conjunction with Share Exchange	—	—	2,000,000	2	(2)	—	—
Issuance of convertible notes payable with beneficial conversion feature	—	—	—	—	204	—	204
Issuance of common stock due to exercise of options and release of awards	—	—	824,310	1	98	—	99
Issuance of warrants to non-employees	—	—	—	—	204	—	204
Conversion of convertible notes payable to common stock	—	—	1,526,001	1	1,846	—	1,847
Stock-based compensation	—	—	—	—	1,193	—	1,193
Issuance of preferred stock, related warrants and common stock	4,207,987	6,408	—	—	845	—	845
Interest on preferred stock		159	—	—	(159)	—	(159)
Accrection of stock issuance costs	—	163	—	—	(163)	—	(163)
Net and comprehensive loss	—	—	—	—	—	(7,807)	(7,807)

Balance at December 31, 2014	4,207,987	$6,730	11,375,311	$11	$4,372	$(9,490)	$(5,107)

Stock-based compensation	—	—	—	—	99	—	99
Issuance of common stock due to exercise of options and release of awards	—	—	40,105	—	38	—	38
Interest on preferred stock	—	50	—	—	(50)	—	(50)
Accrection of stock issuance costs	—	43	—	—	(43)	—	(43)
Net and comprehensive loss	—	—	—	—	—	(1,144)	(1,144)

Balance at January 31, 2015	4,207,987	$6,823	11,415,416	$11	$4,416	$(10,634)	$(6,207)

The accompanying notes are an integral part of these consolidated financial statements.

BIOPHARMX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the months ended January 31, 2015 and 2014 and the years ended December 31, 2014 and 2013

(in thousands)

	Month ended January 31,		Year ended December 31,
	2015	2014	2014	2013
		(Unaudited)
Cash flows from operating activities:
Net loss	$(1,144)	$(364)	$(7,807)	$(1,588)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	99	11	1,193	58
Depreciation expense	1	—	25	5
Amortization expense	1	—	—	—
Warrants issued for services provided	—	—	99	—
Non-cash interest expense	—	12	76	74
Changes in assets and liabilities:
Accounts receivable	1	—	(2)	—
Inventories	(22)	—	(138)	—
Prepaid expenses and other assets	30	(21)	(133)	(184)
Accounts payable	666	36	257	446
Accrued expenses and other liabilities	(424)	(20)	214	—
Payroll liabilities	(71)	(39)	135	—
Deferred revenue	—	—	6	—
Related party payables	19	1	74	109

Net cash used in operating activities	(844)	(384)	(6,001)	(1,080)

Cash flows from investing activities:
Change in restricted cash	—	—	(35)	—
Purchases of property and equipment	—	(8)	(228)	(25)
Purchase of intellectual property	—	—	—	(60)

Net cash used in investing activities	—	(8)	(263)	(85)

Cash flows from financing activities:
Proceeds from issuance of common stock	38	—	99	—
Repurchase of common stock	—	—	—	—
Net proceeds from issuance of convertible redeemable preferred stock and common stock warrants	—	—	7,253	—
Proceeds from issuance of convertible notes payable	—	749	1,020	1,030

Net cash provided by financing activities	38	749	8,372	1,030

Net increase (decrease) in cash	(806)	357	2,108	(135)
Cash at beginning of year	2,111	3	3	138

Cash at end of year	$1,305	$360	$2,111	$3

Non-cash investing and financing activities:
Intellectual assets purchase accrued	$—	$—	$—	$90

Conversion of convertible notes payable to common stock	$—	$—	$1,847	$—

Fair value of beneficial conversion feature issued in connection with convertible notes payable	$—	$148	$204	$206

Issuance of common stock warrants in connection with convertible notes payable	$—	$—	$105	$—

The accompanying notes are an integral part of these consolidated financial statements.

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. CHANGE IN FISCAL YEAR END

        On March 26, 2015, the board of directors of BioPharmX Corporation approved a change in the Company's fiscal year end from December 31 to January 31, beginning January 31, 2015. Corresponding results for the years ended December 31, 2014 and 2013 are both for twelve-month periods. In addition, the consolidated statements of operations and comprehensive loss and cashflows also include an unaudited one-month period ended January 31, 2014.

2. FORMATION AND BUSINESS OF THE COMPANY

Description of Business

        BioPharmX Corporation is incorporated under the laws of the state of Delaware and originally incorporated on August 30, 2010 in Nevada under the name Thompson Designs, Inc. The Company has only one wholly owned subsidiary, BioPharmX, Inc. a Nevada corporation.

        The Company is a specialty pharmaceutical company focused on utilizing our proprietary drug delivery technologies to develop and commercialize novel prescription and over-the-counter, or OTC, products that address large markets in women's health and dermatology. The Company's objective is to develop products that treat health or age-related conditions that (1) are not presently being addressed or treated at all or (2) are currently treated with drug therapies or drug delivery approaches that are suboptimal. The Company's strategy is designed to bring new products to market by identifying optimal delivery mechanisms and/or alternative applications for FDA-approved active pharmaceutical ingredients, or APIs, while in appropriate circumstances, reducing the time, cost and risk typically associated with new product development by repurposing drugs with demonstrated safety profiles taking advantage of the regulatory approval pathway under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FDC Act available for repurposed/reformulated drugs. The Company believes the 505(b)(2) regulatory pathway may reduce drug development risk and could reduce the time and resources it spends during development.

        Since the Company's inception, substantially all of the Company's efforts have been devoted to developing its product candidates, including conducting preclinical and clinical trials and providing general and administrative support for its operations. The Company commercially launched its breast health supplement at the end of 2014, although to-date the Company has generated a de minimis amount of revenue from product sales and the Company is not dependent on sales to any one customer. The Company has financed its operations primarily through the sale of equity securities and convertible debt securities from which it raised $9.6 million of net cash from its inception through January 31, 2015.

Share Exchange

        On January 23, 2014, the Company (then operating as Thompson Designs, Inc.), BioPharmX, Inc. and stockholders of BioPharmX, Inc., who collectively owned 100% of BioPharmX, Inc., entered into and consummated transactions pursuant to a share exchange agreement, such transaction referred to as the Share Exchange, whereby the Company issued to the stockholders of BioPharmX, Inc. an aggregate of 7,025,000 shares of its common stock, in exchange for 100% of the shares of BioPharmX, Inc. The shares of the Company's common stock received by the stockholders of BioPharmX, Inc. in the Share Exchange constituted approximately 77.8% of our then issued and outstanding common stock, after giving effect to the issuance of shares pursuant to the share exchange agreement. As a result of the Share Exchange, BioPharmX, Inc. became the Company's wholly-owned subsidiary. For accounting

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. FORMATION AND BUSINESS OF THE COMPANY (Continued)

purposes, the Share Exchange was treated as a reverse acquisition with BioPharmX, Inc. as the acquirer and the Company as the acquired party, and as a result the historical financial statements prior to the Share Exchange included in this prospectus and registration statement are the historical financial statements of BioPharmX, Inc. On March 3, 2014, the Company changed its name to BioPharmX Corporation. On May 16, 2014, the Company reincorporated from Nevada to Delaware.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

        The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The accompanying financial statements include the accounts of BioPharmX and our wholly-owned subsidiary. All intercompany transactions have been eliminated in consolidation.

Use of Estimates

        The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an ongoing basis, management evaluates its significant accounting policies or estimates. The Company bases its estimates on historical experience and on various market specific and other relevant assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates and such differences may be material to the financial statements.

Reclassification

        Certain prior year amounts have been reclassified to conform to the current year presentation. The amounts for the prior periods have been reclassified to be consistent with the current year presentation and have no impact on previously reported total assets, total stockholders' deficit or net loss.

Fair Value of Financial Instruments

        Carrying amounts of certain of the Company's financial instruments, including cash, prepaid and other current assets, accounts payable and accrued expenses and related party payables approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the convertible notes payable approximates fair value.

Inventory

        Inventory is stated at the lower of cost or market. Cost is determined using the standard cost method which approximates actual cost on a first-in, first-out basis. Market value is determined as the lower of replacement cost or net realizable value. The Company regularly reviews inventory quantities in consideration of actual loss experiences, projected future demand, and remaining shelf life to record a provision for excess and obsolete inventory when appropriate.

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Shipping and Handling Costs

        Shipping and handling costs are expensed as incurred and are included in cost of revenue.

Revenue Recognition

        The Company shipped its first product to a retailer in December 2014. The product, the VI2OLET iodine dietary supplement, is a new product in the dietary supplement field. Revenue is recognized provided that persuasive evidence of a sales arrangement exists, the price is fixed or determinable, title and risk of loss has transferred, calculability of the resulting receivable is reasonably assured, there are no customer acceptance requirements and the Company does not have any significant post-shipment obligations. The Company recognizes revenue on a sell through basis since the Company does not have the historical information to estimate product returns. As a result, the Company accounts for these product shipments using a deferred revenue recognition model. Under the deferred revenue recognition model, the Company does not recognize revenue upon product shipment. For these product shipments, the Company invoices the reseller, records deferred revenue at gross invoice sales price, and classifies the cost basis of the product held by the wholesaler as a component of inventory. The Company recognizes revenue when product is sold by the reseller to the end-user, on a first-in first-out (FIFO) basis.

Property and Equipment

        Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method. Repairs and maintenance costs are expensed as incurred. Estimated useful lives in years are as follows:

Description	Estimated Useful Life
Furniture	5 and 7
Laboratory and manufacturing equipment	5
Computer & network equipment	3
Software	3

Intangible Assets

        Intangible assets with finite useful lives are amortized over their estimated useful lives. Intangible assets with finite useful lives are reviewed for impairment when facts or circumstances suggest that the carrying value of these assets may not be recoverable.

        The intangible assets were acquired in March 2013 in connection with the collaboration and license agreement with Iogen LLC detailed in Note 12. Amortization of the intangible assets commenced in January 2015 with the first recognition of revenue related to VI2OLET and is being taken on a straight-line basis over 5 years. Although VI2OLET was launched through online stores in December 2014, the Company determined the criteria for revenue recognition had not been met until sell through to the end customer as discussed in the revenue recognition section in Note 3.

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Identifiable intangible assets were as follows (in thousands):

	As of January 31, 2015
	Estimated Useful Life	Gross Value	Accumulated Amortization	Net Value
Intangible assets	5 years	$150	$(1)	$149

        During the one-month period ended January 31, 2015, $1,000 of amortization was expensed to costs of net revenues. As of January 31, 2015, the estimated aggregate future amortization expense in future years is as follows (in thousands):

Years ending January 31:
2016	$30
2017	30
2018	30
2019	30
2020	29

Total	$149

Impairment of Long-Lived Assets

        The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset's carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset. The Company has not identified any such impairment losses to date.

Income Taxes

        The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets when management estimates, based on available objective evidence, that it is more likely than not that the benefit will not be realized for the deferred tax assets.

        The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of accounting for uncertain tax positions there was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year.

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Loss

        Comprehensive loss is the changes in equity of an enterprise, except those resulting from stockholder transactions. Accordingly, comprehensive loss includes certain changes in equity that are excluded from net loss. For the months ended January 31, 2015 and 2014 and the years ended December 31, 2014 and 2013, the Company's comprehensive loss is equal to the net loss. There were no components of other comprehensive loss for any of the periods presented.

Research and Development Expenses

        Research and development expenses are expensed as incurred and consist primarily of personnel costs, including salaries, benefits and stock-based compensation, clinical studies performed by contract research organizations (CROs), materials and supplies and overhead allocations consisting of various and facilities-related costs.

Stock-Based Compensation

        The Company recognizes stock-based compensation for awards granted to employees on a straight-line basis over the requisite service period, usually the vesting period, based on the grant-date fair value using the Black-Scholes pricing model.

        The Company records stock-based compensation expense for awards granted to non-employees, excluding non-employee directors, based upon the estimated then-current fair value of the equity instrument using the Black-Scholes pricing model. The Company charges the value of the equity instrument to the Consolidated Statements of Operations and Comprehensive Loss over the term of the service agreement and the unvested shares underlying the option are subject to periodic revaluation over the remaining vesting period.

Advertising Expenses

        The Company expenses the costs of advertising, including promotional expenses, as incurred. Advertising expenses were $90,000, $2,000 (unaudited), $68,000 and $7,000 in the months ended January 31, 2015 and 2014 and the years ended December 31, 2014 and 2013, respectively.

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net Loss Per Share Attributable to BioPharmX Common Stockholders

        The following table is a reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share attributable to BioPharmX common stockholders:

	Month ended January 31,		Year ended December 31,
	2015	2014	2014	2013
		(Unaudited)
Numerator:
Net loss available to BioPharmX common stockholders (in thousands)	$(1,237)	$(364)	$(8,129)	$(1,588)
Denominator:
Weighted-avarage shares of common stock outstanding used in the calculation of basic net income per share attributable to BioPharmX common stockholders	11,408,000	7,750,000	10,217,000	7,119,000
Effect of dilutive securities:
Stock options and equivalents	—	—	—	—
Convertible redeemable preferred stock	—	—	—	—

Weighted-avarage shares of common stock outstanding used in the calculation of diluted net income per share attributable to BioPharmX common stockholders	11,408,000	7,750,000	10,217,000	7,119,000

        Basic net loss per share attributable to BioPharmX common stockholders is calculated based on the weighted-average number of shares of our common stock outstanding during the period. Diluted net loss per share attributable to BioPharmX common stockholders is calculated based on the weighted-average number of shares of our common stock outstanding and other dilutive securities outstanding during the period. The potential dilutive shares of our common stock resulting from the assumed exercise of outstanding stock options and the assumed conversion of convertible notes are determined under the treasury stock method.

        The following outstanding shares of common stock equivalents were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been antidilutive:

	Month ended January 31,		Year ended December 31,
	2015	2014	2014	2013
		(Unaudited)
Convertible redeemable preferred stock	4,207,987	—	4,207,987	—
Stock options and awards to purchase common stock	2,882,585	2,606,000	2,802,690	2,606,000
Common stock warrants	2,702,543	—	2,702,543	—

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, (ASU 2014-09), which converges the

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FASB and the International Accounting Standards Board standards on revenue recognition. Areas of revenue recognition that will be affected include, but are not limited to, transfer of control, variable consideration, allocation of transfer pricing, licenses, time value of money, contract costs and disclosures. This guidance is effective for the fiscal years and interim reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact that the adoption of ASU 2014-09 will have on its consolidated financial statements and related disclosures.

        On June 10, 2014, the FASB issued ASU 2014-10, Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation, (ASU 2014-10), which eliminates the definition of a development stage entity, eliminates the development stage presentation and disclosure requirements under Accounting Standards Codification, or ASC, 915 Development Stage Entities, or ASC 915, and amends provisions of existing variable interest entity guidance under ASC 810 Consolidation. As a result of the changes, entities which meet the former definition of a development stage entity will no longer be required to: (1) present inception-to-date information in the statements of income, cash flows, and stockholder equity; (2) label the financial statements as those of a development stage entity; (3) disclose a description of the development stage activities in which the entity is engaged; and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. Furthermore, ASU 2014-10 clarifies disclosures about risks and uncertainties under ASC Topic 275, Risks and Uncertainties, that apply to companies that have not commenced planned principal operations. Finally, variable interest entity rules no longer contain an exception for development stage entities and, as a result, development stage entities will have to be evaluated for consolidation in the same manner as non-development stage entities.

        Under ASU 2014-10, entities are no longer required to apply the presentation and disclosure provisions of ASC 915 during annual periods beginning after December 15, 2014. In addition, the revisions to the consolidation standards are effective for annual periods beginning after December 15, 2015. Early adoption is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued.

        The Company has adopted ASU 2014-10 effective as of its issuance date. Adoption of this standard had no impact on its financial position, results of operations, or cash flows; however, the presentation of the consolidated financial statements and related disclosures in the notes to the consolidated financial statements has been changed to eliminate the disclosures that are no longer required.

        In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (ASU 2014-15). This standard includes guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern within one year after the financial statements are issued. If conditions or events raise substantial doubt, the entity must disclose the conditions or events that raise substantial doubt about the entity's ability to continue as a going concern, management's evaluation of those conditions or events, and management's plans to mitigate the conditions or events. This update is effective for interim and annual reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2014-15 will have on its consolidated financial statements and related disclosures.

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company has reviewed other recent accounting pronouncements and concluded they are either not applicable to the business, or no material effect is expected on the consolidated financial statements as a result of future adoption.

4. GOING CONCERN CONSIDERATIONS AND MANAGEMENT'S PLAN

        The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred recurring losses and negative cash flows from operations since inception. The Company has not generated revenues and has funded its operating losses through the issuance of convertible notes payable and Series A convertible redeemable preferred stock ("Series A preferred stock"). The Company has a limited operating history and its prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the industry.

        The significant risks and uncertainties described herein could have a significant negative impact on the financial viability of BioPharmX and raise substantial doubt about the Company's ability to continue as a going concern. Management is working on the Company's business model to increase working capital by managing its cash flow, securing financing and introducing its first product to market.

        Risks include, but are not limited to, the uncertainty of availability of additional financing and the uncertainty of achieving future profitability. Management of the Company intends to raise additional funds through the issuance of equity securities. There can be no assurance that such financing will be available or on terms which are favorable to the Company. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending could have a material adverse effect on the Company's ability to achieve its intended business objectives. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

        As shown in the accompanying consolidated financial statements, the Company incurred a net loss of $1.1 million and $364,000 (unaudited) during the months ended January 31, 2015 and 2014, respectively, and $7.8 million and $1.6 million during the years ended December 31, 2014 and 2013, respectively, and had an accumulated deficit of $10.6 million as of January 31, 2015. As of January 31, 2015, the Company had working capital of $148,000. While management of the Company believes that it has a plan to fund ongoing operations, there is no assurance that its plan will be successfully implemented. The Company is experiencing the following risks and uncertainties in the business:

        The discovery of key raw materials to formulate novel products depends on the Company's ability to identify, negotiate and secure procurement of such materials. This also depends on the Company's ability to establish comprehensive and long term vendor contracts and relationships.

        The Company's ability to compete and to achieve its product platform strategy depends on its ability to protect its proprietary discoveries and technologies. The Company currently relies on a combination of copyrights, trademarks, trade secret laws and confidentiality agreements to protect its intellectual property rights. The Company also relies upon unpatented know-how and continuing technological innovation.

        The Company's continued operations are dependent upon its ability to identify, recruit and retain adequate management personnel and contractors to perform certain jobs such as research and

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. GOING CONCERN CONSIDERATIONS AND MANAGEMENT'S PLAN (Continued)

development, patent generation, regulatory affairs and general administrative functions. The Company requires highly trained professionals of varying levels and experience along with a flexible work force.

        The Company's ability to generate income in the short-run will depend greatly on the rate of adoption and ability to establish a market for the Company's VI2OLET iodine dietary supplement.

        Research and development for novel prescription or OTC based products can be very extensive and lengthy in nature; and the clinical trial process with the Food and Drug Administration can require significant funding and time consuming patient studies. The competitive landscape could change significantly over the time period to complete targeted product development milestones. The current competition for BioPharmX's products could also turn into strategic partners or potential acquirers in the future.

5. FAIR VALUE MEASUREMENTS

        The Company recognizes and discloses the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). Each level of input has different levels of subjectivity and difficulty involved in determining fair value.

  •
  Level 1—Inputs used to measure fair value are unadjusted quoted prices that are available in active markets for the identical assets or liabilities as of the reporting date. Therefore, determining fair value for Level 1 investments generally does not require significant judgment, and the estimation is not difficult.

  •
  Level 2—Pricing is provided by third party sources of market information obtained through investment advisors. The Company does not adjust for or apply any additional assumptions or estimates to the pricing information received from its advisors.

  •
  Level 3—Inputs used to measure fair value are unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions. The determination of fair value for Level 3 instruments involves the most management judgment and subjectivity.

        As of January 31, 2015, December 31, 2014 and 2013, the Company held no assets or liabilities with instrument valuations measured on a recurring basis.

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. INVENTORY

        Inventory at January 31, 2015, December 31, 2014 and 2013 consisted of the following (in thousands):

		December 31
	January 31, 2015
		2014	2013
Work in Process	$61	$135	$—
Finished Goods	64	2	—
Channel Inventory	35	1	—

	$160	$138	$—

7. PROPERTY AND EQUIPMENT

        Property and equipment, net at January 31, 2015, December 31, 2014 and 2013 consisted of the following (in thousands):

		December 31
	January 31, 2015
		2014	2013
Furniture and fixtures	$18	$18	$11
Lab equipment	26	26	12
Computers and equipment	78	78	15
Software	144	144	—

	266	266	38
Less: accumulated depreciation	(32)	(31)	(6)

	$234	$235	$32

        Depreciation expense for the months ended January 31, 2015 and 2014 and the years ended December 31, 2014 and 2013 was $1,000, $0 (unaudited), $25,000 and $5,000.

8. RESTRICTED CASH

        The Company has restricted cash in the amount of $35,000 held by Bank of America in a money market account to secure the credit line of the Company's credit cards.

9. ACCRUED LIABILITIES

        Accrued liabilities at January 31, 2015, December 31, 2014 and 2013 consisted of the following (in thousands):

		December 31,
	January 31, 2015
		2014	2013
Marketing	$—	$267	$—
Legal	—	80	89
Production	—	57	—
Intellectual property	—	—	90
Other	4	22	19

Total accrued liabilities	$4	$426	$198

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. RELATED PARTY PAYABLES

        Since inception, the founding executives of the Company have made advances to cover short-term operating expenses. Additionally, since the beginning of 2014 a portion of their compensation is being deferred and is included in this balance. These advances and deferred compensation are non-interest bearing. As of January 31, 2015, December 31, 2014 and 2013, related party payables were $218,000, $199,000 and $125,000, respectively.

11. LONG-TERM OBLIGATIONS

Financing Arrangements

        In September and November 2012, the Company issued convertible notes payable ("Notes") to two individuals, respectively, in exchange for $200,000 in cash. These Notes carry an interest rate of 6% per annum and mature in September and November 2015, respectively, with principal and interest payable at maturity.

        During the year ended December 31, 2013, the Company issued Notes to twelve individuals in exchange for $1.0 million in cash. These notes carry an interest rate of 6% per annum and mature between June 2014 and October 2016, with principal and interest payable at maturity.

        During the first quarter of 2014, the Company issued convertible notes payable to thirteen individuals in exchange for $1.0 million in cash. The Notes carry an interest rate of 6% per annum and mature between January 2015 and March 2017, with principal and interest payable at maturity.

        The Notes automatically convert into common stock upon the Company entering into a qualified preferred stock financing at 80% of the price per share at which such preferred stock is issued in such an offering. Additionally, there is a special conversion that at maturity, unless the Company repays all outstanding principal and interest, the Notes shall be automatically converted into a number of shares of common stock of the Company at 80% of the then fair market value per share.

        As a result of this beneficial conversion feature, the Company recorded $0, $148,000 (unaudited), $204,000 and $206,000, as a debt discount during the months ended January 31, 2015 and 2014 and the years ended December 31, 2014 and 2013. The debt discount was amortized to interest expense over the term of the Notes using the effective interest rate method. The amortization expense related to the debt discount was $0, $12,000 (unaudited), $49,000 and $41,000 for the months ended January 31, 2015 and 2014 and the years ended December 31, 2014 and 2013, respectively.

        During the year ended December 31, 2014, the Company completed a private placement (the "Private Placement") of shares of its Series A preferred stock and warrants to purchase common stock ("Warrants"). The Private Placement was consummated in a series of closings that occurred between April 2014 and November 2014. The Company sold to accredited investors and non-U.S. persons 4.2 million shares of Series A preferred stock at a per share price of $1.85 for total net proceeds of approximately $7.3 million and issued to the investors for no additional consideration the Warrants to purchase in the aggregate 2.0 million shares of the Company's common stock, at an exercise price of $3.70 per share pursuant to a series of subscription agreements. See Note 13.

        As a result, upon the first Series A preferred stock closing on April 11, 2014, the convertible notes payable balance, net of unamortized discounts, of $1.8 million was converted into 1,526,001 shares of common stock. The balance of the accrued interest was waived. As of January 31, 2015, there were no remaining outstanding convertible notes.

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. COMMITMENTS AND CONTINGENCIES

Lease Arrangements

        On August 23, 2013, the Company signed a lease for 10,800 square feet of office and laboratory space in Menlo Park, California. The lease expires in November 2016. Future minimum commitments under this lease are as follows (in thousands):

Twelve months ended January 31,
2016	$288
2017	246

Total	$534

Legal Proceedings

        The Company is not currently a party to any legal proceedings. The Company is not aware of any pending legal proceeding to which any of its officers, directors, or any beneficial holders of 5% or more of its voting securities are adverse to the Company or have a material interest adverse to the Company.

Indemnification

        The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third-party with respect to the Company's technology. The term of these indemnification agreements is generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future, but have not yet been made.

        The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.

        The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. No liability associated with such indemnifications has been recorded to date.

License Agreement

        In March 2013, the Company entered into an amended and restated collaboration and license agreement with Iogen LLC, which provides the Company the license the rights to label, market, and resell the finished inventory and ongoing manufacturing of the Iogen molecular iodine technology for future product formulation development and commercialization. New formulation patents developed by the Company will be the sole ownership of the Company. The agreement gives the Company a perpetual, fully paid-up, non-exclusive license to make, have made, use, sell, offer for sale and import products.

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. COMMITMENTS AND CONTINGENCIES (Continued)

        Per terms of the license the Company is required to make future payments of:

  •
  Pay a fee for acquiring all finished inventory of the Iogen Product.

  •
  Pay a fee for the non-exclusive license to the IP.

  •
  Pay 30% of net profit associated with direct commercialization of an OTC product or 30% of net royalties received from any sub-licensee.

  •
  Pay a royalty of 3% of net sales for the first 24 months of commercialization and 2% of net sales thereafter for a prescription iodine tablet developed and commercialized under the license.

  •
  Pay a royalty of 3% of net sales for the first 12 months of commercialization for other products developed and commercialized under the license and 2% of net sales thereafter until expiration of applicable patents covering such products and 1% thereafter.

  •
  Pay a fixed royalty fee for the protection and indemnification of licensed IP rights for the prescription product developed, marketed and sold from newly developed formulations as long as the patents are valid and cover the prescription product.

  •
  Pay a fixed royalty fee for the protection and indemnification of licensed IP rights for the other products utilizing the molecular iodine technology developed, marketed and sold from newly developed formulations as long as the patents are valid and cover the prescription product.

        The Company capitalized as Intangible Assets, in the year ended December 31, 2013, the amount of $150,000 related to this agreement. As of January 31, 2015, the balance, net of amortization, was $149,000. See Note 3 for information on related amortization. No royalties have been paid as of January 31, 2015.

13. CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Common Stock

        On March 27, 2013, the Company terminated one of the founders and repurchased 375,000 shares for $18.

        As described in Note 2, on January 23, 2014, the Company issued 7,025,000 shares of its common stock to BioPharmX, Inc. stockholders.

        As described in Note 11, on April 11, 2014, the Company's convertible notes and eligible interest were converted to 1,526,001 shares of common stock upon the first closing of the offer and sale of Series A preferred stock.

        During the year ended December 31, 2014, the Company issued 727,643 shares of common stock upon the exercise of stock options. During the one-month period ended January 31, 2015, the Company issued 40,105 shares of common stock upon the exercise of stock options.

        In November 2014, the Company issued 290,000 shares of common stock to Korea Investment Partners Overseas Expansion Platform Fund of which 96,667 vested immediately and 193,333 will vest upon completion of the $2.0 million investment outlined in the Series A preferred stock subscription agreement. The unvested shares are not considered outstanding for financial reporting purposes.

        At January 31, 2015, the Company had 11,415,416 shares of common stock issued and outstanding.

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

Series A Preferred Stock

        The Company entered into subscription agreements for a private placement of shares of its Series A preferred stock and warrants with 47 accredited investors during 2014 whereby the Company sold an aggregate of 4,207,987 shares of Series A preferred stock at a per share price of $1.85 for gross proceeds of $7.5 million and issued to the investors for no additional consideration the warrants to purchase in the aggregate 2,042,589 shares of the Company's common stock, with an exercise price of $3.70 per share.

        The warrants with an allocated fair value of $845,000 were classified as additional paid-in capital. The Company determined the fair value using the Black-Scholes pricing model with the following assumptions: dividend rate of 0%, risk-free rate of 1.6% to 4.0%, contractual term of 5 years and expected volatility of 88.8%. These warrants were immediately exercisable, and as of January 31, 2015, were all outstanding.

        In connection with the subscription agreements, the Company, the majority stockholders of the Company and the investors entered into investor rights agreements with the investors, whereby the investors were granted certain rights including: (i) right to receive copies of quarterly and annual reports of the Company, (ii) right of inspection of the Company's properties and records, (iii) right of participation in future securities offerings, (iv) tag-along rights in connection with sales of the Company's stock by a major stockholder and (v) board of directors representation rights for the subscribers who purchased at least 500,000 shares of Series A preferred stock and who hold at least 30% of their original holdings, or the Qualified Subscribers. The Company made certain covenants under the agreement including: (i) uplisting to NYSE or NASDAQ within three years from the issuance shares of Series A preferred stock, and (ii) increase of the board of directors to five members including one member to be appointed by the Qualified Subscribers.

        Significant terms of Series A preferred stock are as follows:

  •
  Holders of the Series A preferred stock are entitled to interest payment at the rate of 6% of the purchase price per annum. The Company has the option to pay this interest in shares of common stock or in cash. As of January 31, 2015, $209,000 in interest has been accreted to the Series A preferred stock. Holders of the Series A preferred stock are entitled to receive dividends on an as-converted basis with the holders of the Company's common stock.

  •
  The holders of the Series A preferred stock are entitled to vote together with the holders of the Company's common stock, with each such holder of Series A preferred stock entitled to the number of votes equal to the number of shares of the Company's common stock into which such Series A preferred stock would be converted if converted on the record date for the taking of a vote.

  •
  Each share of Series A preferred stock is initially convertible, at any time at the sole option of the holder, into one share of the Company's common stock, subject to future adjustments as provided for in the certificate of designations. The Series A preferred stock shall automatically convert into shares of the Company's common stock upon the uplisting of the common stock to NYSE or NASDAQ within three years from the original issuance of shares of Series A preferred stock.

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

  •
  If the Company fails to effect the uplisting within three years from the original issuance of shares of Series A preferred stock, which issuance took place on April 11, 2014, the holders will have the right to require the Company to redeem all or a portion of the then outstanding Series A preferred stock at a price per share equal to the Series A preferred stock liquidation preference.

Warrants

        In addition to the warrants issued in conjunction with the subscription agreements, the Company issued warrants on May 15, 2014, to a service provider for 316,395 shares of common stock at an exercise price of $2.035 per share, which were valued at $99,000 and expensed. The Company also issued to a qualified investor as a part of his convertible loan package for 343,559 shares of common stock at an exercise price of $1.85 per share, which was valued at $105,000. These warrants expire after five years. The Company determined the fair value using the Black-Scholes option pricing model with the following assumptions: dividend rate of 0%, risk-free rate of 1.6%, contractual term of 5 years and expected volatility of 88.8%. These warrants were immediately exercisable, and as of January 31, 2015, were all outstanding.

Equity Incentive Plan

        On January 23, 2014, the Company adopted the 2014 Equity Incentive Plan, or the 2014 Plan, which permits the Company to grant stock options to directors, officers or employees of the Company or others to purchase shares of common stock of the Company through awards of incentive and nonqualified stock options, restricted stock awards and stock appreciation rights. Options previously issued under the BioPharmX, Inc. 2011 Equity Incentive Plan were substituted, and options under the 2014 Plan were issued to replace all substituted BioPharmX, Inc. options.

        The Company currently has time-based options outstanding. The time-based options generally vest in two to four years and expire ten years from the date of grant. Total number of shares originally reserved and available for grant and issuance pursuant to this Plan was 2,700,000. Shares issued under the Plan will be drawn from authorized and unissued shares or shares now held or subsequently acquired by the Company. On November 7, 2014, the Company increased the stock available to the 2014 Equity Incentive Plan for options grants from 2,700,000 shares to 4,500,000 shares. At January 31, 2015, there were 1,043,000 shares available for grant under the Plan.

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

        The following table summarizes the Company's stock option activities for month ended January 31, 2015 and the years ended December 31, 2014 and 2013:

	Shares	Weighted Average Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value
				(in thousands)
Outstanding at January 1, 2014	1,150,000	$0.06
Granted	1,456,000	$0.40
Exercised	—	—
Cancelled	—	—

Outstanding at December 31, 2013	2,606,000	$0.25
Granted	891,000	$1.85
Exercised	(727,643)	$0.14
Cancelled	(160,000)	$0.37

Outstanding at December 31, 2014	2,609,357	$0.82	8.52	$5,686

Granted	130,000	$2.75
Exercised	(40,105)	$0.95
Cancelled	(10,000)	$1.85

Outstanding at January 31, 2015	2,689,252	$0.91	8.58	$5,625

Vested and exercisable	1,019,299	$0.43	7.88	$2,619

Vested and expected to vest	2,561,421	$0.88	8.55	$5,420

        The weighted-average grant date fair values of the stock options granted during the month ended January 31, 2015 and the years ended December 31, 2014 and 2013 were $1.92, $1.10 and $0.28 per share, respectively.

        The following table summarizes significant ranges of outstanding and exercisable options as of January 31, 2015 (in thousands, except contractual life and exercise price):

	Options Outstanding			Options Vested and Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Vested and Exercisable	Weighted Average Exercise Price
$0.05 - $0.35	1,548,252	7.83	$0.21	829,925	$0.17
$1.00	130,000	8.87	$1.00	64,374	$1.00
$1.85	881,000	9.66	$1.85	125,000	$1.85
$2.75	130,000	9.95	$2.75	—	—

	2,689,252	8.58	$0.91	1,019,299	$0.43

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

        The total intrinsic value of employee stock options exercised during the month ended January 31, 2015, and the years ended December 31, 2014 and 2013 was $82,000, $676,000 and zero, respectively.

        As of January 31, 2015, total compensation costs related to unvested, but not yet recognized, stock-based awards was $2.5 million, net of estimated forfeitures. This cost will be amortized on a straight-line basis over a weighted average remaining period of 3.26 years and will be adjusted for subsequent changes in estimated forfeitures.

14. STOCK-BASED COMPENSATION.

        The following table summarizes the stock-based compensation expenses included in our Statement of Operations and Comprehensive Loss the months ended January 31, 2015 and 2014 and the years ended December 31, 2014 and 2013 (in thousands):

	Month ended January 31,		Year ended December 31,
	2015	2014	2014	2013
		(Unaudited)
Research and development	$27	$8	$228	$30
Sales and marketing	40	1	147	7
General and administrative expenses	32	2	818	21

Stock-based compensation expense, net of tax	$99	$11	$1,193	$58

        The Company estimates the fair value of time-based stock options, if any, granted using the Black-Scholes pricing model. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Time-based and performance-based options, if any, typically have a ten-year life from date of grant and vesting periods of two to four years.

Valuation Assumptions

        The fair value of stock-based awards to employees is calculated through the use of the Black-Scholes pricing model, even though such model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company's stock option awards. This model also requires subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

Expected Term

        The expected term represents the period that the Company's stock-based awards are expected to be outstanding. For awards granted subject only to service vesting requirements, the Company utilizes the simplified method for estimating the expected term of the stock-based award, instead of historical exercise data.

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. STOCK-BASED COMPENSATION. (Continued)

Expected Volatility

        The Company uses the historical volatility of the price of the common shares of selected public companies in the biotechnology sector.

Expected Dividend

        The Company has never paid dividends on its common shares and currently does not intend to do so and, accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate

        The Company bases the risk-free interest rate used in the Black-Scholes-Merton valuation method upon the implied yield curve currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term used as the assumption in the model.

        The following assumptions were used to calculate the estimated fair value of the awards for the month ended January 31, 2015 and the years ended December 31, 2014 and 2013:

		Year ended December 31,
	Month ended January 31, 2015
		2014	2013
Expected volatility	82.1%	82.2%	82.1%
Expected term in years	6.0	6.0	5.51 - 6.08
Risk-free interest rate	1.56%	1.74%	0.61 - 1.62%
Expected dividend yield	—%	—%	—%

15. EMPLOYEE BENEFIT PLAN

        The Company sponsors a 401(k) defined contribution plan for its employees. This plan provides for tax-deferred salary deductions for all employees. Employee contributions are voluntary. Employees may contribute up to 100% of their annual compensation to this plan, as limited by an annual maximum amount as determined by the Internal Revenue Service. The Company may match employee contributions in amounts to be determined at the Company's sole discretion. The Company has made no contributions to the plan for the months ended January 31, 2015 and 2014 or the years ended December 31, 2014 and 2013.

16. INCOME TAXES

        No federal income taxes were provided in the month ended January 2015 or the years ended December 31, 2014 and 2013 due to the Company's net losses. State minimum income and franchise taxes are included in general and administrative expenses and were immaterial for the periods presented.

        At January 31, 2015, the Company had available federal net operating loss, or NOL, carry-forwards of approximately $8.8 million which will begin to expire in 2031 and California state NOL carry-forwards of approximately $8.8 million which will begin to expire in 2031. At January 31, 2015, December 31, 2014 and 2013, the net deferred tax assets of approximately $3.6 million, $3.2 million and

BIOPHARMX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. INCOME TAXES (Continued)

$594,000, respectively, generated primarily by NOL carry-forwards, have been fully reserved due to the uncertainty surrounding the realization of such benefits. The net valuation allowance increased by approximately $0.4 million, $2.6 million and $563,000 during the month ended January 31, 2015 and years ended December 31, 2014 and 2013, respectively.

        Current tax laws impose substantial restrictions on the utilization of net operating loss and credit carry-forwards in the event of an "ownership change," as defined by the Internal Revenue Code. If there should be an ownership change, the Company's ability to utilize its carry-forwards could be limited.

        As of January 31, 2015, December 31, 2014 and 2013, the Company did not have any material unrecognized tax benefits. The tax years from 2010 to 2014 remain open for examination by the federal and state authorities.

17. SUBSEQUENT EVENTS

        In March and April 2015, the Company amended certain warrants to reduce the exercise price of such warrants from $3.70 to $2.50 per share with a corresponding increase in the number of shares of common stock exercisable under the warrants so that the aggregate exercise value of such warrants remained the same. As of April 1, 2015, the holders had exercised such warrants for an aggregate of 564,662 shares of common stock for an aggregate cash exercise price of $1,411,655.

        On April 9, 2015, the Company filed a Form S-1 with the SEC in connection with a proposed public offering of common stock for an aggregate offering amount up to $20 million.

                    Shares

Common Stock

PROSPECTUS

Sole Book-Running Manager

CRT Capital

Co-Managers

Feltl and Company	Newport Coast Securities, Inc.

                        , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

Amount Paid or to be Paid
SEC registration fee		$2,394
FINRA filing fee		3,500
Initial NYSE MKT listing fee			*
Blue sky qualification fees and expenses			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees and expenses			*
Miscellaneous expenses			*

Total	$		*

*
To be completed by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

        As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

  •
  any breach of the director's duty of loyalty to the Registrant or its stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

  •
  any transaction from which the director derived an improper personal benefit.

        As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation provides that the Registrant is required to indemnify each person that it has the power to indemnify to the fullest extent permitted by Section 145 of the Delaware General Corporation Law

        The Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's certificate of incorporation and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. Reference is also made to the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant's certificate of incorporation and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act.

        The Registrant currently carries liability insurance for its directors and officers.

        Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.1
Certificate of Incorporation	3.1
Form of Indemnification Agreement	10.16

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

        From September 2012 to March 2014, we issued 6% unsecured convertible notes to investors in the aggregate principal amount of $2.25 million. The entirety of the notes converted into shares of our common stock in 2014.

        On January 23, 2014, we issued 7,025,000 shares of our common stock to the stockholders of BioPharmX, Inc. pursuant to a share exchange agreement.

        From March 2014 to November 2014, we received $7.8 million from accredited investors to purchase 4,207,987 shares of Series A preferred stock and warrants to purchase 2,042,589 shares of common stock at a price of $3.70 per share.

        On May 16, 2014, in connection with our reincorporation into Delaware, each outstanding share of common stock was converted into one share of the new Delaware corporation and each outstanding share of preferred stock was converted into one preferred share of the new Delaware corporation.

        From September 3, 2014 to January 26, 2015, 15 individuals exercised stock options granted under the 2014 Equity Incentive Plan to purchase 767,748 shares of our common stock. These stock options were issued in exchange for services rendered to us in accordance with the terms of the 2014 Equity Incentive Plan. The weighted-average exercise price of the stock options exercised during this period was $0.29.

        On November 10, 2014 we issued to KIP 290,000 shares of our common stock, of which 96,667 shares vested immediately on issuance and 193,333 will vest upon completion of a milestone, for director services rendered by Ping Wang. The shares have a fair value of $986,000 based on our stock price at the date of issuance.

        In March and April 2015, warrant holders exercised warrants for an aggregate of 564,662 shares of common stock for an aggregate cash exercise price of $1,411,655.

        The foregoing issuances of the equity securities were effectuated pursuant to the exemption from the registration requirements of the Securities Act, provided by Section 3(a)(9) of the Securities Act, Section 4(a)(2) of the Securities Act, and/or Regulation D promulgated thereunder as a transaction not involving a public offering and are restricted shares as defined in the Securities Act. The Company did not engage in any general solicitation or advertising in connection with the foregoing issuances.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)
  Exhibits.

				Incorporated by Reference
Exhibit Number							Filed Herewith
		Description of Document	Form	File No.	Filing Date	Exhibit
1.1		Form of Underwriting Agreement					X
2.1		Form of Share Exchange Agreement dated January 23, 2014 by and among Thompson Designs, Inc., BioPharmX, Inc. and BioPharmX, Inc. Stockholders	8-K	000-54871	1/27/2014	2.1
3.1		Certificate of Incorporation	S-8	333-201708	1/26/2015	4.01
3.2		Bylaws	S-8	333-201708	1/26/2015	4.02
4.1		Specimen Stock Certificate	S-8	333-201708	1/26/2015	4.03
4.2		Amended and Restated Designations, Preferences and Rights of Series A Preferred Stock					X
4.3		Certificate of Validation of Certificate of Designations, Preferences and Rights of Series A Preferred Stock filed with the Delaware Secretary of State on March 17, 2015	10-K	000-54871	3/30/2015	4.3
4.4		Form of Underwriters' Warrant Agreement					X
5.1	*	Opinion of Fenwick & West LLP as to legality of securities being registered
10.1		Form of Stock Purchase Agreement between Kade Thompson and BioPharmX, Inc.	8-K	000-54871	1/27/2014	10.1
10.2		Form of Employment Agreement between James Pekarsky and Thompson Designs, Inc.	8-K	000-54871	1/27/2014	10.2
10.3		Form of Employment Agreement between Anja Krammer and Thompson Designs, Inc.	8-K	000-54871	1/27/2014	10.3
10.4		Employment Agreement between Kin F. Chan, PhD and the Company	10-K	000-54871	3/30/2015	10.4
10.5		Amended and Restated Collaboration and License Agreement dated March 1, 2013 between BioPharmX, Inc. and Iogen LLC	8-K	000-54871	1/27/2014	10.4

				Incorporated by Reference
Exhibit Number							Filed Herewith
		Description of Document	Form	File No.	Filing Date	Exhibit
10.6		Collaboration and Supply Agreement dated October 22, 2013 between BioPharmX, Inc. and Nutech Medical, Inc.	8-K	000-54871	1/27/2014	10.5
10.7		Lease Agreement dated August 23, 2013 between Prologis, L.P. and BioPharmX, Inc.	8-K	000-54871	1/27/2014	10.6
10.8		2014 Equity Incentive Plan	8-K	000-54871	1/27/2014	10.7
10.9		Form of 2014 Equity Incentive Plan award agreement	S-8	333-201708	1/26/2015	4.05
10.10		Form of Securities Purchase Agreement	8-K	000-54871	1/27/2014	10.8
10.11		Form of Subscription Agreement	10-K	000-54871	3/31/14	10.11
10.12		Investor Rights Agreement between the Company, Senior Management of the Company and the parties to Subscription Agreements	10-K	000-54871	3/31/14	10.12
10.13		Promissory Note, dated December 21, 2012 between Thompson Designs, Inc. and Kade Thompson	10-K	000-54871	12/31/12	10.1
10.14		Voting Agreement, dated October 24, 2014, between KIP Overseas Platform Expansion Fund, James Pekarsky and Anja Krammer	8-K	000-54871	11/12/2014	10.3
10.15		Subscription Agreement, dated October 24, 2014, between the Company and KIP Overseas Expansion Platform Fund	10-K	000-54871	3/30/2015	10.15
10.16		Form of Indemnification Agreement					X
10.17	#	Commercial Supply Agreement dated June 25, 2014 between Gregory Pharmaceutical Holdings, Inc. d/b/a UPM Pharmaceuticals and BioPharmX, Inc.					X
16.1		Letter of Silberstein Ungar, PLLC to the SEC dated January 23, 2014	8-K	000-54871	1/27/2014	16.1
21.1		Subsidiaries of the Registrant	10-K	000-54871	3/30/2015	21.1
23.1		Consent of Burr Pilger Mayer, Inc., independent registered public accounting firm					X
23.2	*	Consent of Fenwick & West LLP (included in Exhibit 5.1)

Incorporated by Reference
Exhibit Number							Filed Herewith
		Description of Document	Form	File No.	Filing Date	Exhibit
24.1	**	Power of attorney
101.INS	*	XBRL Instance Document
101.SCH	*	XBRL Taxonomy Schema Linkbase Document
101.CAL	*	XBRL Taxonomy Calculation Linkbase Document
101.DEF	*	XBRL Taxonomy Definition Linkbase Document
101.LAB	*	XBRL Taxonomy Labels Linkbase Document
101.PRE	*	XBRL Taxonomy Presentation Linkbase Document

*
To be filed by amendment

**
Previously filed

#
Registrant is requesting confidential treatment with respect to portions of this exhibit
  (b)
  Financial Statement Schedules.

        No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or notes.

ITEM 17.    UNDERTAKINGS.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this amendment to registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Menlo Park, California, on the 14th day of May, 2015.

BIOPHARMX CORPORATION
By:
/s/ JAMES PEKARSKY
 James Pekarsky
 Chief Executive Officer, Chief Financial Officer
and Chairman of the Board of Directors
(Principal Executive Officer, Principal Financial
Officer and Principal Accounting Officer)

        Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ JAMES PEKARSKY James Pekarsky		Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	May 14, 2015
/s/ ANJA KRAMMER Anja Krammer		President and Director	May 14, 2015
* Ping Wang		Director	May 14, 2015
* Michael Hubbard		Director	May 14, 2015
* Stephen Morlock		Director	May 14, 2015
*By	/s/ ANJA KRAMMER Anja Krammer

EXHIBIT INDEX

				Incorporated by Reference
Exhibit Number							Filed Herewith
		Description of Document	Form	File No.	Filing Date	Exhibit
1.1		Form of Underwriting Agreement					X
2.1		Form of Share Exchange Agreement dated January 23, 2014 by and among Thompson Designs, Inc., BioPharmX, Inc. and BioPharmX, Inc. Stockholders	8-K	000-54871	1/27/2014	2.1
3.1		Certificate of Incorporation	S-8	333-201708	1/26/2015	4.01
3.2		Bylaws	S-8	333-201708	1/26/2015	4.02
4.1		Specimen Stock Certificate	S-8	333-201708	1/26/2015	4.03
4.2		Amended and Restated Designations, Preferences and Rights of Series A Preferred Stock					X
4.3		Certificate of Validation of Certificate of Designations, Preferences and Rights of Series A Preferred Stock filed with the Delaware Secretary of State on March 17, 2015	10-K	000-54871	3/30/2015	4.3
4.4		Form of Underwriters' Warrant Agreement					X
5.1	*	Opinion of Fenwick & West LLP as to legality of securities being registered
10.1		Form of Stock Purchase Agreement between Kade Thompson and BioPharmX, Inc.	8-K	000-54871	1/27/2014	10.1
10.2		Form of Employment Agreement between James Pekarsky and Thompson Designs, Inc.	8-K	000-54871	1/27/2014	10.2
10.3		Form of Employment Agreement between Anja Krammer and Thompson Designs, Inc.	8-K	000-54871	1/27/2014	10.3
10.4		Employment Agreement between Kin F. Chan, PhD and the Company	10-K	000-54871	3/30/2015	10.4
10.5		Amended and Restated Collaboration and License Agreement dated March 1, 2013 between BioPharmX, Inc. and Iogen LLC	8-K	000-54871	1/27/2014	10.4
10.6		Collaboration and Supply Agreement dated October 22, 2013 between BioPharmX, Inc. and Nutech Medical, Inc.	8-K	000-54871	1/27/2014	10.5
10.7		Lease Agreement dated August 23, 2013 between Prologis, L.P. and BioPharmX, Inc.	8-K	000-54871	1/27/2014	10.6
10.8		2014 Equity Incentive Plan	8-K	000-54871	1/27/2014	10.7
10.9		Form of 2014 Equity Incentive Plan award agreement	S-8	333-201708	1/26/2015	4.05
10.10		Form of Securities Purchase Agreement	8-K	000-54871	1/27/2014	10.8
10.11		Form of Subscription Agreement	10-K	000-54871	3/31/14	10.11

Incorporated by Reference
Exhibit Number							Filed Herewith
		Description of Document	Form	File No.	Filing Date	Exhibit
10.12		Investor Rights Agreement between the Company, Senior Management of the Company and the parties to Subscription Agreements	10-K	000-54871	3/31/14	10.12
10.13		Promissory Note, dated December 21, 2012 between Thompson Designs, Inc. and Kade Thompson	10-K	000-54871	12/31/12	10.1
10.14		Voting Agreement, dated October 24, 2014, between KIP Overseas Platform Expansion Fund, James Pekarsky and Anja Krammer	8-K	000-54871	11/12/2014	10.3
10.15		Subscription Agreement, dated October 24, 2014, between the Company and KIP Overseas Expansion Platform Fund	10-K	000-54871	3/30/2015	10.15
10.16		Form of Indemnification Agreement					X
10.17	#	Commercial Supply Agreement dated June 25, 2014 between Gregory Pharmaceutical Holdings, Inc. d/b/a UPM Pharmaceuticals and BioPharmX, Inc.					X
16.1		Letter of Silberstein Ungar, PLLC to the SEC dated January 23, 2014	8-K	000-54871	1/27/2014	16.1
21.1		Subsidiaries of the Registrant	10-K	000-54871	3/30/2015	21.1
23.1		Consent of Burr Pilger Mayer, Inc., independent registered public accounting firm					X
23.2	*	Consent of Fenwick & West LLP (included in Exhibit 5.1)
24.1	**	Power of attorney
101.INS	*	XBRL Instance Document
101.SCH	*	XBRL Taxonomy Schema Linkbase Document
101.CAL	*	XBRL Taxonomy Calculation Linkbase Document
101.DEF	*	XBRL Taxonomy Definition Linkbase Document
101.LAB	*	XBRL Taxonomy Labels Linkbase Document
101.PRE	*	XBRL Taxonomy Presentation Linkbase Document

*
To be filed by amendment

**
Previously filed

#
Registrant is requesting confidential treatment with respect to portions of this exhibit